Exhibit 99.2

MD&A

Management’s discussion and analysis

Table of contents

1	Overview		12

	1.1	Introduction	12
	1.2	About BCE	14
	1.3	Key corporate developments	18
	1.4	Capital markets strategy	19
	1.5	Corporate governance and risk management	22
	1.6	Capitals and our corporate responsibility	25

2	Strategic imperatives		33

	2.1	Build the best networks	33
	2.2	Drive growth with innovative services	33
	2.3	Deliver the most compelling content	34
	2.4	Champion customer experience	35
	2.5	Operate with agility and cost efficiency	35
	2.6	Engage and invest in our people and create a sustainable future	36

3	Performance targets, outlook, assumptions and risks		37

	3.1	BCE 2022 performance vs. guidance targets	37
	3.2	Business outlook and assumptions	38
	3.3	Principal business risks	39

4	Consolidated financial analysis		44

	4.1	Introduction	44
	4.2	Customer connections	45
	4.3	Operating revenues	46
	4.4	Operating costs	47
	4.5	Net earnings	47
	4.6	Adjusted EBITDA	48
	4.7	Severance, acquisition and other costs	48
	4.8	Depreciation and amortization	49
	4.9	Finance costs	49
	4.10	Impairment of assets	50
	4.11	Other (expense) income	50
	4.12	Income taxes	51
	4.13	Net earnings attributable to common shareholders and EPS	51
	4.14	Capital expenditures	52
	4.15	Cash flows	52

5	Business segment analysis		53

	5.1	Bell Wireless	53
	5.2	Bell Wireline	57
	5.3	Bell Media	62
	5.4	Segmented business outlook, assumptions and risks	65

6	Financial and capital management		70

	6.1	Net debt	70
	6.2	Outstanding share data	71
	6.3	Cash flows	71
	6.4	Post-employment benefit plans	73
	6.5	Financial risk management	74
	6.6	Credit ratings	77
	6.7	Liquidity	77
	6.8	Litigation	79

7	Selected annual and quarterly information		80

	7.1	Annual financial information	80
	7.2	Quarterly financial information	83

8	Regulatory environment		86

9	Business risks		91

10	Accounting policies		101

11	Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)		105

	11.1	Non-GAAP financial measures	105
	11.2	Non-GAAP ratios	108
	11.3	Total of segments measures	108
	11.4	Capital management measures	109
	11.5	Supplementary financial measures	110
	11.6	KPIs	110

12	Effectiveness of internal controls		111

8      BCE INC. ANNUAL FINANCIAL REPORT 2022

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2022 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 2, 2023, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2022, BCE’s annual information form for the year ended December 31, 2022, dated March 2, 2023 (BCE 2022 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR at sedar.com and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2022 and 2021.

MD&A

Caution regarding forward-looking statements

This MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital markets strategy, section 1.6, Capitals and our corporate responsibility, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to our projected financial performance for 2023, BCE’s dividend growth objective and 2023 annualized common share dividend and dividend payout ratio level, BCE’s anticipated capital expenditures, network deployment plans and the benefits expected to result therefrom, BCE’s financial policy targets, the sources of liquidity we expect to use to meet our anticipated 2023 cash requirements, our expected post-employment benefit plans funding including an anticipated reduction in contributions to our pension plans in 2023, Bell Ventures’ planned investments in early-stage and growth companies that provide advanced technology solutions, our environmental, social and governance (ESG) objectives, which include, without limitation, our objectives concerning diversity, equity, inclusion and belonging (DEIB), our targeted reductions in the level of our greenhouse gas (GHG) emissions including, without limitation, our plans to be carbon neutral for our operational GHG emissions starting in 2025 and to achieve science-based targets (SBTs) by 2026 or 2030, as applicable, our objectives concerning reductions in waste to landfill, e-waste recovery, community investment, privacy and information security, corporate governance and ethical business conduct leadership, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at March 2, 2023 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A, and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sub-sections of this MD&A entitled Assumptions, which sub-sections are incorporated by reference in this cautionary statement. Subject to various factors including, without limitation, the future impacts of general economic conditions, of the COVID-19 pandemic and of geopolitical events, which are difficult to predict, we believe that our assumptions were reasonable at March 2, 2023. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, and related inflationary cost pressures, higher interest rates and financial and capital market volatility; the negative effect of adverse conditions associated with the COVID-19 pandemic and geopolitical events; a declining level of business and consumer spending, and the resulting negative impact on the demand for, and prices of, our products and services; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of

10      BCE INC. ANNUAL FINANCIAL REPORT 2022

MD&A

our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; higher Canadian smartphone penetration and reduced or slower immigration flow; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement effective data governance; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure; the inability to drive a positive customer experience; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the failure to maintain operational networks; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the inability to maintain service consistency due to network failures or slowdowns, the failure of other infrastructure, or disruptions in the delivery of services; service interruptions or outages due to legacy infrastructure and the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies; the failure by us, or by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the complexity of our operations; the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement strong corporate governance practices; various internal and external factors that could challenge our ability to achieve our ESG targets including, without limitation, those related to GHG emissions reduction and diversity, equity, inclusion and belonging (DEIB); the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors (Board) or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and our estimates from a number of factors; and pension obligation volatility and increased contributions to post-employment benefit plans.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this MD&A and, in particular, in section 9, Business risks of this MD&A.

Forward-looking statements contained in this MD&A for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2023 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of this MD&A will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

We caution readers that the risk factors described above and in the previously-mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 2, 2023. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

1 MD&A Overview

1      Overview

In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In 2022, we applied this agenda decision retrospectively, to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. For further details, see section 10, Accounting policies in this MD&A.

1.1    Introduction

At a glance

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. Refer to section 1.2, About BCE for further details.

Bell Wireless includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada.

BCE is Canada’s largest communications company

Bell Wireline includes data revenues (including Internet, Internet protocol television (IPTV), cloud-based services and business solutions), voice and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.

Bell Media provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

We also hold investments in a number of other assets, including:

•	a 37.5% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE)

•	a 50% indirect equity interest in Glentel Inc. (Glentel)

•	an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

12      BCE INC. ANNUAL FINANCIAL REPORT 2022

1 MD&A Overview

Our purpose

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading content creation company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE’s business plan are:

In 2022, we embedded our focus on creating a more sustainable future directly into our six strategic imperatives, reflecting our long-standing commitment to the highest ESG standards. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our connectivity commitments, investments in mental health initiatives, environmental sustainability and an engaged workplace.

Our alignment to the International Integrated Reporting Framework

Following the principles of the International Integrated Reporting Framework (<IR> Framework) of the International Integrated Reporting Council (IIRC) (which now forms part of the Value Reporting Foundation), Bell released, concurrently with this MD&A, an Integrated Annual Report which contains a strategic overview outlining our sustainable value creation process. This strategic overview discloses how we seek to generate sustainable value for our stakeholders as the result of our business operations, guided by our strategic imperatives and use of capitals. Our capitals are outlined below and serve as inputs that are transformed through our business strategy and strategic imperatives resulting in outcomes that seek to create value for our stakeholders over time.

Our

networks

Reliable, accessible and affordable world-class broadband fibre and wireless networks.

Our customers

and relationships

Strong relationships with customers, communities and suppliers.

Our products

and services

Innovative and compelling products, services and media content addressing societal demands.

Our

environment

Responsible environmental management throughout our operations.

Our

people

Skilled, engaged and diverse team members.

Our financial

resources

Capital from our investors, returns on our investments and free cash flow generated from our operations.

To increase the connectivity of information, we have incorporated the icons representing our six capitals described above throughout this MD&A to highlight the respective linkage between our capitals and the topics discussed.

1 MD&A Overview

BCE 2022 consolidated results

Operating revenues	Net earnings	Adjusted EBITDA (1)
$24,174	$2,926	$10,199
million	million	million
+3.1% vs. 2021	+1.2% vs. 2021	+3.1% vs. 2021

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$2,716	$3,057	$8,365	$3,067
million	million	million	million
+0.3% vs. 2021	+5.6% vs. 2021	+4.5% vs. 2021	+2.9% vs. 2021

BCE customer connections
Wireless	Retail high-speed	Retail TV (2) (3)	Retail residential network
Total mobile phones	Internet (2) (3)		access services (NAS) lines (2) (3)
+5.2%	+10.3%	+0.6%	(4.7%)
9.9 million subscribers	4.3 million subscribers	2.8 million subscribers	2.2 million subscribers
at the end of 2022	at the end of 2022	at the end of 2022	at the end of 2022

1.2    About BCE

Our 2022 results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. We describe our products and services by segment in this section, to provide further insight into our operations.

Segmented reporting changes in 2023

In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and will result in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell CTS. Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, prior periods are being restated in 2023 for comparative purposes.

Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source.

Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 11.3, Total of segments measures and section 11.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(3)

In Q4 2022, as a result of the acquisition of Distributel Communications Limited (Distributel), our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

14      BCE INC. ANNUAL FINANCIAL REPORT 2022

1 MD&A Overview

Our products and services

Bell Wireless

Segment description

•	Includes wireless service revenues and product sales as well as the results of operations of our national consumer electronics retailer, The Source

•	Wireless services are provided to our residential, small and medium-sized business and large enterprise customers across Canada

Our networks and reach

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 6.4 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 182 megahertz (MHz) of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a faster and more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) nationwide wireless broadband network is compatible with global standards and delivers high-quality and reliable voice and high-speed data services coast to coast to virtually all of the Canadian population. 5G and 5G+ are the next generation of wireless technology, offering faster speeds and lower latency. Our LTE network will be the backbone for our 5G network as it expands across Canada.

•

LTE coverage of over 99% of Canada’s population, with LTE Advanced (LTE-A) covering approximately 96% of Canada’s population, and 5G coverage of 82% of Canada’s population, with 5G+ covering 38% of Canada’s population at December 31, 2022

•

Peak theoretical mobile data access download speeds: 5G and 5G+, up to 1.7 gigabit(s) per second (Gbps) (average expected speeds of 76 to 469 megabits per second (Mbps) in select areas of Western Canada, Ontario and Quebec); LTE-A, up to 1.5 Gbps (1) (average expected speeds of 25 to 325 Mbps); LTE, up to 150 Mbps (expected average speeds of 18 to 40 Mbps); high-speed packet access plus (HSPA+), up to 42 Mbps (expected average speeds of 7 to 14 Mbps) (2)

•	Reverts to LTE/LTE-A technology and speeds when customers are outside 5G and 5G+ coverage areas

•

Bell also operates a LTE-category M1 (LTE-M) network, which is a subset of our LTE network, supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network. Our LTE-M network is available in most Canadian provinces.

We have more than 8,000 retail points of distribution across Canada, including over 1,000 Bell, Virgin Plus, Lucky Mobile (Lucky) and The Source locations, as well as Glentel-operated locations (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) and other third-party dealer and retail locations.

Our brands include

Our products and services

•

Data and voice plans: From plans focused on affordability to premium services, we have plans that cater to all customer segments, available on either postpaid or prepaid options, including unlimited data, shareable, device financing plans and Connect Everything plans. Our services provide fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features.

•	Specialized plans: for tablets, smartwatches, Connected Car, mobile Internet, trackers, laptops and security cameras

•

Extensive selection of devices: the latest 5G and 5G+ smartphones, tablets, smartwatches, mobile Internet devices and connected things (Bell Connected Car, trackers, connected home and virtual reality)

•	Travel: international roaming in over 230 destinations, with LTE roaming in 209 destinations and 5G roaming in 63 destinations

•	Mobile business solutions: push-to-talk, field service management, worker safety and mobility management

•	IoT solutions: asset management, smart buildings, smart cities, fleet management, smart supply chain and other IoT services

(1)

Peak theoretical download speeds of up to 1.5 Gbps on LTE-A are currently available in Kingston, Waterloo, Toronto, Mississauga, Vaughan, Richmond Hill, Markham, Brampton, North Bay, Niagara-on-the-Lake, Cambridge, Pickering, Ajax, Burlington, Guelph, London, Niagara Falls, Oakville, St. Catharines, Thorold, Thunder Bay, Welland and Ottawa. Compatible device required.

(2)	Network speeds vary with location, signal and customer device. Compatible device required.

1 MD&A Overview

Bell Wireline

Segment description

•

Includes data revenues (including Internet, IPTV, cloud-based services and business solutions), voice, and other communication services revenues, and wireline product sales. These services are provided to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.

•

Includes the results of our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s Northern Territories

Our networks and reach

•	Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories

•

Broadband fibre network, consisting of fibre-to-the-premise (FTTP) and fibre-to-the-node (FTTN) locations, covering approximately 10 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba

•

Wireless-to-the-premise (WTTP) footprint covering approximately 1 million locations primarily in rural areas. WTTP is 5G-capable fixed wireless technology delivered over Bell’s LTE wireless network that provides broadband residential Internet access to smaller and underserved communities.

•

Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

•	More than 650 Bell and Virgin Plus locations

Our products and services

Residential

•

Internet: high-speed Internet access through fibre optic broadband technology, 5G-capable WTTP technology or digital subscriber line (DSL) with a wide range of options, including reliable Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers total download speeds of up to 8 Gbps and total upload speeds of up to 8 Gbps with FTTP, or download speeds of up to 100 Mbps with FTTN, while our Wireless Home Internet (WHI) fixed wireless service currently delivers broadband download speeds of up to 50 Mbps. We also offer Internet service under the Virgin Plus brand offering download speeds of up to 300 Mbps.

•

TV: IPTV services (Fibe TV, Fibe TV app and Virgin Plus TV) and satellite TV service. Bell’s new Fibe TV service powered by Google Android TV technology provides extensive live and on-demand content options with 4K resolution (4K) picture quality and new capabilities and features including access to thousands of apps, voice remote powered by Google Assistant, universal search, cloud personal video recorder (PVR), compact 4K high dynamic range (HDR) receiver and access to

Our brands include

the Fibe TV app. The Fibe TV app live TV streaming service offers live and on-demand programming on Bell Streamer, Apple TV, Amazon Fire TV, Google Chromecast, Android TV devices, smartphones, tablets and computers. Bell Streamer is a 4K HDR streaming device powered by Android TV offering all-in-one access to the Fibe TV app, support for all major streaming services and access to thousands of apps on Google Play. We also offer an app-based live TV streaming service branded as Virgin Plus TV.

•	Home Phone: local telephone service, long distance and advanced calling features

•	Smart Home: home security, monitoring and automation services from Bell Smart Home

•	Bundles: multi-product bundles of Internet, TV, home phone, mobility and smart home services with monthly discounts

Business

•

Internet and network solutions: Through our advanced technologies and end-to-end network, cloud and security expertise, Bell is a network transformation partner of choice for Canadian businesses. Our solutions include business Internet, software-defined solutions, private networks, global networks, managed and professional services.

•

Communications: We offer a variety of voice, unified communications and contact centre solutions, including IP telephony, local and long distance, audio, video and web conferencing and webcasting, and a range of contact centre options from cloud-based and hybrid solutions to dedicated, on-premises services that support a variety of business sizes.

•

Cloud: Bell supports every stage of businesses’ cloud journey with cloud, network and security expertise, an advanced partner ecosystem and advanced hybrid multi-cloud solutions. Our cloud solutions include cloud professional and managed services, cloud computing, public multi-access edge computing (MEC) with Amazon Web Services (AWS) Wavelength, cloud connect, and cloud backup and disaster recovery.

•	Other: We offer a full suite of solutions to address businesses’ security concerns, including network security, cloud security and managed and professional services.

16      BCE INC. ANNUAL FINANCIAL REPORT 2022

1 MD&A Overview

Bell Media

Segment description

•	Canada’s leading content creation company with premier assets in TV, radio and OOH, monetized through traditional and digital platforms

•	Revenues are derived primarily from advertising and subscriber fees

•	Conventional TV, radio and OOH revenues are derived from advertising

•	Specialty TV revenue is generated from subscription fees and advertising

•	Pay TV and direct-to-consumer (DTC) streaming services revenue is derived from subscription fees

Our brands include

Our assets and reach

TV

•

35 conventional TV stations including CTV, Canada’s #1 network for 21 consecutive years (1), #1 Canadian advertising-based video on demand (AVOD) platform CTV.ca (2) and leading digital news destination CTVNews.ca, and the French-language Noovo network in Québec, including its popular AVOD platform and digital news destination Noovo.info

•	27 specialty TV channels, including TSN, Canada’s sports leader (3) and RDS, the top French-language sports network (1)

•	4 pay TV services and 4 DTC streaming services, including Crave, the exclusive home of HBO in Canada, TSN and RDS

Radio

•	109 licensed radio stations in 58 markets across Canada, all available through the iHeartRadio Canada app alongside an extensive catalogue of podcasts

OOH advertising

•	Network of more than 45,000 advertising faces in key urban markets across Canada

Broadcast rights

•

Sports: long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events, Curling’s Season of Champions, Major League Baseball (MLB), Golf’s Majors, NASCAR Cup Series, Formula 1 (F1), Grand Slam Tennis, Ultimate Fighting Championship (UFC), National Collegiate Athletic Association (NCAA), March Madness and more.

•	HBO: long-term agreement to deliver all current-season, past-season and library HBO programming in Canada exclusively on our linear, on-demand and OTT platforms
•	HBO Max: long-term exclusive agreement to deliver original, non-children’s programming produced by Warner Bros. Television Group for HBO Max

•	STARZ: long-term agreement with Lionsgate for premium STARZ programming in Canada

•	iHeartRadio: exclusive partnership for digital and streaming music services in Canada

Other assets

•	Partnership in Just for Laughs, the live comedy event and TV producer

•	Equity interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

•	Minority interest in Montréal’s Grandé Studios, a Montréal-based multipurpose TV, film and equipment company which provides production facilities, equipment rentals, and technical services

•	Montréal’s Octane Racing Group Inc., promoter of the F1 Canadian Grand Prix, the largest annual sports and tourism event in the country

Our products and services

•	Varied and extensive array of video content to broadcast distributors across Canada

•	Advertising on our TV, radio, digital and OOH properties to both local and national advertisers across a wide range of industry sectors

•

Crave bilingual subscription-based on-demand TV streaming service offering a large collection of premium content in one place, including HBO, HBO Max, STARZ and original French-language programming, on set-top boxes (STBs), mobile devices, streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.

•

TSN and RDS streaming services offering live and on-demand TSN and RDS content directly to consumers through an annual or monthly subscription on computers, tablets, mobile devices, Apple TV and other streaming devices

(1)	Based on data provided by Numeris, a data company providing audience data and insights capturing media behaviours for the Canadian media industry.

(2)	Based on data provided by Comscore, Inc., an American media measurement and analytics company.

(3)	Based on the depth and breadth of broadcasted sporting events, and TSN’s reach, according to data provided by Numeris, and TSN being the consumer preferred brand for live sports and sports news.

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Other BCE investments

BCE also holds investments in a number of other assets, including:

• a 37.5% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto

• a 50% indirect equity interest in Glentel, a Canadian-based connected services retailer

• an 18.4% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

Our people

Employees

At the end of 2022, our team consisted of 44,610 employees, a decrease of 5,171 employees, compared to the 49,781 employees at the end of 2021, attributable to the sale of a subsidiary, coupled with natural attrition, retirements and workforce reductions.

Approximately 43% of total BCE employees were represented by labour unions at December 31, 2022.

BCE 2021 employees	BCE 2022 employees

Bell code of business conduct

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

1.3    Key corporate developments

This section contains forward-looking statements, including relating to our plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Launch of Bell Ventures

On October 25, 2022, Bell introduced Bell Ventures, its corporate venture capital initiative to encourage development of early-stage and growth companies that harness the power of Bell’s networks to drive growth and adoption of advanced technological solutions. Building on Bell’s history of innovation and investments, Bell Ventures is a natural extension of Bell’s purpose to advance how Canadians connect with each other and the world. Bell Ventures invests in early-stage and growth companies that provide advanced technology solutions seeking to further differentiate

Bell’s 5G and fibre networks and deliver solutions for its customers, including in the areas of network security, IoT, robotics, telematics, clean technology (cleantech), augmented/virtual reality (AR/VR), and the metaverse. Recent investments by Bell Ventures include Cohere Technologies, the creator of spectrum multiplier software for 4G and 5G networks, and Boreal Ventures, a venture capital fund supporting promising Québec deep tech start-ups, created in partnership with Montréal innovation centre Centech.

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Acquisition of Distributel

On December 1, 2022, Bell completed its acquisition of Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. The acquisition of Distributel is expected to support Bell’s strategy to grow residential and business customers. The results of Distributel are included in our Bell Wireline segment.

Strategic partnership with Staples Canada

On January 31, 2023, Bell and Staples Canada announced a multi-year exclusive agreement to sell Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada for consumers and small businesses, starting in the first half of 2023. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell’s advanced communications expertise.

Bell Business Markets leadership change

On January 31, 2023, John Watson, Group President, Customer Experience and Artificial Intelligence (AI), took on an expanded role as Group President, Business Markets, Customer Experience and AI, following the retirement of Bell Business Markets President Tom Little after a distinguished 13-year career at the company. This combined leadership approach highlights Bell’s focus on bringing the best digital connections and next-generation services to Canadians and businesses while keeping customer experience at the centre of everything we do.

1.4    Capital markets strategy

This section contains forward-looking statements, including relating to BCE’s dividend growth objective, 2023 annualized common share dividend, dividend payout ratio and financial policy targets, anticipated capital expenditures and network deployment plans, and our business outlook, objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

We seek to deliver sustainable shareholder returns through consistent dividend growth. This objective is underpinned by continued growth in free cash flow and a strong balance sheet, supporting a significant ongoing capital investment on advanced broadband networks and services that are essential to driving the long-term growth of our business.

Dividend growth and payout policy

Dividend yield (1)	2023 dividend increase	Dividend payout (2) policy
6.2%	+5.2%	65%–75%
in 2022	to $3.87 per common share	of free cash flow

On February 2, 2023, we announced a 5.2%, or 19 cents, increase in the annualized dividend payable on BCE’s common shares for 2023 to $3.87 per share from $3.68 per share in 2022, starting with the quarterly dividend payable on April 17, 2023. This is BCE’s 15th consecutive year of 5% or better dividend growth.

Our objective is to seek to achieve dividend growth while maintaining our dividend payout ratio within the target policy range of 65% to 75% of free cash flow and balancing our strategic business priorities. BCE’s dividend payout policy, increases in the common share dividend and the declaration of dividends are subject to the discretion of the BCE

Board and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained, that the dividend on common shares will be increased or that dividends will be declared. As at December 31, 2022, our dividend payout ratio was 108%, compared to 105% at December 31, 2021, which is higher than our policy range due to a planned acceleration in capital expenditures. Although capital expenditures are expected to decrease in 2023, they will remain elevated compared to pre-2020 annual levels as we continue to make generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure. As a result, BCE’s dividend payout ratio is expected to remain above our target policy range in 2023.

(1)	Annualized dividend per BCE common share divided by BCE’s share price at the end of the year.

(2)	Dividend payout ratio is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

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Executive compensation alignment

BCE’s management equity-based incentive plans are based on a pay-for-performance philosophy. The overall goal is to create sustainable value for shareholders by attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. We have strong alignment of interest between shareholders and management through our equity-based incentive plans.

Best practices	•	Stringent share ownership requirements
adopted by	•	Emphasis on pay at risk for executive compensation
BCE for executive	•	Double trigger change-in-control policy
compensation	•	Anti-hedging policy on share ownership and incentive compensation
	•	Clawbacks for the President and Chief Executive Officer (CEO) and
all Executive Vice-Presidents as well as all option holders
	•	Caps on BCE supplemental executive retirement plans and annual bonus payouts, in addition to long-term incentive grants
	•	Vesting criteria fully aligned to shareholder interests

Capital markets priorities

Consistent with our capital markets objective to deliver sustainable shareholder returns through dividend growth, while maintaining planned levels of capital investment, investment-grade credit ratings and considerable overall financial flexibility, we deploy excess free cash flow, when available, in a balanced manner and on uses that include, but are not limited to:

•	Funding of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business

•	Debt reduction
•	Voluntary contributions to BCE’s defined benefit (DB) pension plans to improve the funded position of the plans and reduce the use of letters of credit for funding deficits

•	Share buybacks through normal course issuer bid programs

In 2022, excess free cash flow (1) was negative $245 million, down from negative $152 million in 2021. The year-over-year decrease was primarily attributable to higher capital expenditures consistent with our accelerated capital expenditure program to accelerate the rollout of Bell’s wireline fibre and wireless 5G and 5G+ infrastructure. Cash flows from operating activities in 2022 were $8,365 million, up $357 million year-over-year.

Total shareholder return performance

Five-year total shareholder return (2)	One-year total shareholder return (2)
+30.3%	(4.2%)
2018-2022	2022

Five-year cumulative total value of a $100 investment (3)

December 31, 2017 – December 31, 2022

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P Global Ratings Canada (S&P)/TSX Composite Index (4), for the five-year period ending December 31, 2022, assuming an initial investment of $100 on December 31, 2017 and the quarterly reinvestment of all dividends.

(1)	Excess free cash flow is a non-GAAP financial measure. Refer to section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)

Shareholder return is defined as the change in BCE’s common share price for a specified period plus BCE common share dividends reinvested, divided by BCE’s common share price at the beginning of the period.

(3)	Based on BCE’s common share price on the TSX and assuming the reinvestment of dividends.

(4)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

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Strong capital structure

BCE’s balance sheet is underpinned by a healthy available liquidity (1) position of $3.5 billion at the end of 2022, comprised of $99 million in cash, $50 million in cash equivalents, $700 million available under our securitized receivables program and $2.65 billion available under our $3.5 billion committed revolving and expansion credit facilities (2), and an investment-grade credit profile, providing the company with a solid financial foundation and a high level of overall financial flexibility. BCE has an attractive long-term debt maturity profile with no maturities until the third quarter of 2023. We continue to monitor the capital markets for opportunities to lower our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings with stable outlooks.

Attractive long-term public

debt maturity profile (3)

•	Average term of Bell Canada’s publicly issued debt securities: approximately 13 years

•	Average after-tax cost of publicly issued debt securities: 2.9%

•	No publicly issued debt securities maturing until Q3 2023

Strong liquidity position (3)

•	$2.65 billion available under our $3.5 billion multi-year committed credit facilities

•	$700 million accounts receivable securitization available capacity

•	$99 million cash

•	$50 million cash equivalents

Investment-grade

credit profile (3) (4)

•	Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 1 by Moody’s Investors Service, Inc. (Moody’s) and BBB+ by S&P, all with stable outlooks

We monitor our capital structure by utilizing a number of measures, including net debt leverage ratio, adjusted EBITDA to adjusted net interest expense ratio, and dividend payout ratio.

As a result of financing a number of strategic acquisitions made since 2010, including CTV Inc. (CTV), Astral Media Inc. (Astral), MLSE, Bell Aliant Inc. and Manitoba Telecom Services Inc. (MTS); voluntary pension plan funding contributions to reduce our pension solvency deficit; wireless spectrum purchases; accelerated capital expenditures; as well as a one-time unfavourable impact in 2019 due to the adoption of IFRS 16 that added $2.3 billion of lease liabilities to net debt (1) on our balance sheet on January 1, 2019, our net debt leverage ratio has increased above our internal target range. At December 31, 2022, our net debt leverage ratio (1) was 3.30 times adjusted EBITDA, which exceeded the upper end of our internal target range by 0.80 times.

BCE’s adjusted EBITDA to adjusted net interest expense ratio (1) at the end of 2022 remained above our internal target range of greater than 7.5 times adjusted EBITDA at 8.50 times, providing good predictability in our debt service costs and protection from interest rate volatility.

BCE credit ratios	Internal target	December 31, 2022	December 31, 2021

Net debt leverage ratio	2.0–2.5	3.30	3.17

Adjusted EBITDA to adjusted net interest expense ratio	>7.5	8.50	8.77

Bell Canada successfully accessed the debt capital markets in February 2022 and November 2022, raising $750 million in U.S. dollars ($954 million in Canadian dollars) in gross proceeds from the issuance of notes in the U.S., and a total of $1 billion in gross proceeds from the issuance in Canada of medium-term note (MTN) debentures. Both the Canadian-dollar and U.S.-dollar issuances contributed to maintaining our after-tax cost of outstanding publicly issued debt securities relatively stable at approximately 2.9% (4.0% on a pre-tax basis) and the average term to maturity at approximately 13 years. The net proceeds of the 2022 offerings were used to fund the early redemption of $1 billion of Bell Canada MTN debentures maturing in 2023, to repay short-term debt and for general corporate purposes.

BCE also redeemed all of its outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) in March 2022 at a redemption price of $25.00 per Series AO Preferred Share, for a total amount of $115 million.

In March 2022, Bell Canada renewed its short form base shelf prospectus, enabling Bell Canada to offer debt securities from time to time until April 7, 2024. The debt securities will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the short form base shelf prospectus was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian and U.S. debt capital markets.

Subsequent to year end, on February 9, 2023, Bell Canada completed a public offering in Canada of $1.5 billion of MTN debentures in two series. The $1.05 billion 4.55% Series M-58 MTN debentures will mature on February 9, 2030. The $450 million 5.15% Series M-59 MTN debentures will mature on February 9, 2053. The net proceeds of the offering were used to repay short-term debt and for general corporate purposes.

As at March 2, 2023, Bell Canada had issued $2.5 billion principal amount of debt securities under its new short form base shelf prospectus.

(1)

Available liquidity and net debt are non-GAAP financial measures and net debt leverage ratio and adjusted EBITDA to adjusted net interest expense ratio are capital management measures. See section 11.1, Non-GAAP financial measures and section 11.4, Capital management measures in this MD&A for more information on these measures.

(2)

In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on Bell’s performance of certain sustainability performance targets.

(3)	As at December 31, 2022

(4)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

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1.5    Corporate governance and risk management

Corporate governance philosophy

The Board and management of BCE believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our leadership in corporate governance and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the company.

Below are our key Board information and governance best practices:

✓	Directors are ALL Independent (except CEO)

99.5%	2022 Board and Committee Director Attendance Record

✓	Board Committee Members are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 8 Non-Executive Director Nominees < 7 Years Tenure

✓	Share Ownership Guidelines for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

Risk governance framework

Board oversight

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

•

The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, information security (including cyber security), physical security, fraud, vendor and supply chain management, ESG (including climate change), the pension fund, network resiliency, and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security, and on environmental matters at each of its meetings.

•	The Audit Committee is responsible for overseeing financial reporting and disclosure, as well as the organization’s internal control systems and compliance with legal requirements

•	The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and workplace policies and practices

•

The Corporate Governance Committee (Governance Committee) assists the Board in developing and implementing BCE’s corporate governance guidelines and determining the composition of the Board and its committees. The Governance Committee is responsible for oversight of our corporate purpose and ESG strategy (including integration of ESG within our company strategy), and monitoring the implementation of ESG programs, goals and key initiatives, and related disclosure. The Governance Committee is also responsible for oversight of the organization’s policies concerning business conduct, ethics and public disclosure of material information.

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Risk management culture

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

Risk management framework

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee, and other Board committees as required, with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry practices, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

First line – operational business units

The first line refers to management within our operational business units, who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Risk and Pension Fund Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

Second line – corporate support functions

BCE is a very large enterprise, with 44,610 employees as at December 31, 2022, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of support in these areas. These corporate functions include Regulatory, Finance, Corporate Security, Corporate Risk Management, Legal, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Regulatory function: This function is responsible for the regulatory portfolio, including an expanding range of obligations set out in new privacy and data protection laws being enacted in Canada and around the world. BCE has developed, and maintains, an enhanced Data Governance Policy that encompasses the protection and appropriate use of data across its life cycle. A significant element of the data governance program relies on the Corporate Security activities outlined below and these two functions work jointly with data owners, data custodians and other relevant employees to ensure this policy is appropriately implemented. We recognize that a strong and consistently applied approach to data governance is essential to maintaining the social licence necessary to achieve our business objectives. For more information on our approach to privacy and data security, refer to section 1.6, Capitals and our corporate responsibility, in this MD&A.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including

1 MD&A Overview

its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 12, Effectiveness of internal controls, in this MD&A.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policy definitions and monitors the organization’s performance against these policies. In high and emerging risk areas such as information security, Corporate Security leverages its experience and competence and, through collaboration with the operational business units, develops strategies intended to seek to mitigate the organization’s risks. For instance, we have implemented security awareness training and policies and procedures that seek to mitigate information security threats. We further rely on security assessments to identify risks, projects and implementation controls with the objective of ensuring that systems are deployed with the appropriate level of control based on risk and technical capabilities, including access management, vulnerability management, security monitoring and testing, to help identify and respond to attempts to gain unauthorized access to our information systems and networks. We evaluate and seek to adapt our security policies and procedures designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given in particular the complexity and scale of our business, network infrastructure, technology and IT support systems, there can be no assurance that the security policies and procedures that we implement will prevent the occurrence of all potential information security breaches. In addition, although BCE has contracted an insurance policy covering information security risk, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee (HSSEC Committee). A significant number of BCE’s most senior leaders are members of the HSSEC Committee, the purpose of which is to oversee BCE’s strategic security (including information security), compliance, environmental, and health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources. The HSSEC Committee also mandates the company’s Energy Board, a working group composed of business unit employees, including vice-presidents and directors, to ensure oversight of our overall energy consumption and costs with the objective of minimizing financial and reputational risks while maximizing business opportunities. The Energy Board also oversees the progress made towards meeting our GHG emissions reduction and supplier engagement targets.

In addition, the company’s Corporate Responsibility (CR) Board, composed of a significant number of employees at the senior vice-president, vice-president and director levels, supports the evolution of our corporate responsibility strategy. The CR Board has the responsibilities, among others, to embed corporate responsibility considerations into corporate and business unit strategies, assist in identifying corporate responsibility areas for further improvement, establish relevant ESG metrics, respond to stakeholders’ concerns, review ESG public disclosures, approve procedures seeking to verify the accuracy of publicly disclosed ESG information and support various corporate responsibility initiatives. The CR Board reports on progress to the HSSEC Committee, the co-chairs of which report to the Risk and Pension Fund Committee, Governance Committee and Compensation Committee of the Board of Directors. The CR Board also reports to the BCE Disclosure and Compliance Committee with regards to the public disclosure of ESG information.

Third line – internal audit function

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee, other Board committees, as required, and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

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1.6    Capitals and our corporate responsibility

This section contains forward-looking statements, including relating to our ESG objectives. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that support the social and economic prosperity of our communities while safeguarding the environment, with a commitment to the highest ESG standards.

Corporate responsibility underpins our six strategic imperatives

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE’s policies, decisions and actions. Our focus is on creating a more sustainable future by embedding it directly into our six strategic imperatives. As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and an engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

Our corporate responsibility approach is informed by a set of guiding principles that support our corporate strategy and policies throughout the organization. Through stakeholder engagement and our own internal processes, we monitor ESG issues and opportunities and set objectives for priority issues seeking to enhance sustainability performance. We constantly measure and report on our progress. Through these actions, we strive to drive environmental leadership, achieve a diverse and inclusive workplace, lead data governance, and protect and build stronger, healthier communities.

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices with primary accountability at the committee level. The Governance Committee is responsible for oversight of our corporate purpose and our ESG strategy and disclosure, which includes oversight and related disclosure of climate-related risks. It is also responsible for our governance practices and policies, including those concerning business conduct and ethics. In addition, the Risk and Pension Fund Committee oversees environmental, safety and security risks, including data governance and cybersecurity, while the Audit Committee monitors significant ESG issues and approves our risks and assumptions disclosures. The Compensation Committee has oversight of human resource issues including respectful workplace practices, DEIB, team survey results, human rights and health and safety. Since 2020, the Compensation Committee has formally added ESG targets to the corporate performance metrics within the measures of the company’s annual short-term incentive compensation program, the Annual Incentive Plan (AIP). In 2022, to reflect how ESG is embedded into the overall strategy of the business, ESG-related metrics were embedded throughout our strategic imperatives score and represent, in aggregate, at least 30% of the total strategic imperatives score. The strategic imperative score represents 40% weighting of the Corporate Performance Index within the AIP. The majority of team members participate in the AIP.

Since 1993, BCE has been publishing a Corporate Responsibility Report detailing our performance in managing ESG issues. However, 2022 marks the first year we present our financial and non-financial performance in an Integrated Annual Report following the principles of the <IR> Framework. We believe this approach provides a useful basis for disclosing how we seek to create sustained value for our stakeholders over time. An integral element of the <IR> Framework are the six pillars, called “capitals” (our networks, our customers and relationships, our products and services, our environment, our people and our financial resources). We call them capitals because they are inputs to value creation.

BCE is recognized for its corporate responsibility and ESG programs, as reflected in its inclusion in various sustainability indices and its receipt of sustainability awards, such as the Global 100 by Corporate Knights (1) and the Order of Excellence for Mental Health at Work by Excellence Canada. (2) In 2022, BCE continued to be listed on socially responsible investment indices, such as the FTSE4Good Index, the Jantzi Social Index, the Ethibel Sustainability Index Excellence Global, the Euronext Vigeo World 120 index, Oekom Research ISS index, MSCI ESG Index, the Global Compact 100 index and since January 2023, we are a constituent of the Global 100 index from Corporate Knights.

(1)

In January 2023, Corporate Knights, a sustainable-economy media and research company, ranked Bell #42 in its 2023 ranking of the World’s 100 Most Sustainable Corporations. The ranking is based on an assessment of more than 6,000 public companies with revenue over US $1 billion. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.

(2)

Excellence Canada, an independent not-for-profit corporation dedicated to advancing organizational performance across Canada, awarded Bell Canada the Order of Excellence for Mental Health at Work. This certification recognizes Bell’s establishment of mental health at work best practices benchmarked against world-class organizations, and the demonstrated impact of Bell’s mental health focus over several years.

1 MD&A Overview

Our networks

Our networks and services are fundamental to the communities we serve, the nation’s economy and Canadian society as a whole. Our networks are integral to delivering our wireless, wireline, and broadcasting services. We work closely with governments, regulators and our customers to maximize these societal benefits.

Additionally, privacy and information security present both potentially significant risks and opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations, including under new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

How digital access helps create value

Advanced communications networks provide access to a broad spectrum of everyday activities for all Canadians. Today, Bell’s network technologies are a key part of Canada’s 21st century infrastructure. Our networks provide an ever-increasing number of consumers and businesses of all sizes with greater capabilities and new opportunities to connect, build, and grow, while bridging the digital divide.

Our activities and outcomes

Bell investments are delivering benefits directly to our customers, from providing more consumers with better access to family and friends, remote learning and entertainment to enabling businesses and communities to operate more efficiently and grow in the digital economy. At the same time, by continuing to close the digital divides that separate communities, we are also supporting growth among suppliers and partners and helping build and drive innovation across the Canadian digital ecosystem.

In 2022, Bell’s capital expenditures were $5.1 billion as we continued to accelerate fibre deployments directly to homes and businesses and 5G wireless connectivity throughout our footprint. As a direct result of these investments, Bell’s pure fibre Internet was made available to an additional 854,000 homes and businesses by the end of 2022.

Bell wireless and network technologies are a key part of Canada’s 21st century infrastructure. Bell’s LTE wireless network reached 99% of Canadians by 2020. Since then we have launched and expanded our 5G network in urban and rural markets, reaching 82% of all Canadians by the end of 2022.

Investing in network security, capacity and resiliency has helped Bell achieve 99.9901% network reliability in 2022. Our investments provide core network architecture, diversity and redundancy – including multiple transport routes – which minimize the risk of major service disruptions. We also proactively provide notifications to keep customers informed if services are disrupted.

Key metrics
5G network coverage	Number of additional
at December 31	pure fibre locations built

Bell’s network reliability (1)

How data privacy governance helps create value

We recognize that to achieve our purpose of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers’ data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

(1)	Bell’s network reliability refers to our high-speed Internet connection.

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1 MD&A Overview

Our activities and outcomes

Our approach to data governance encompasses the protection and appropriate use of data across their life cycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. We have a data governance policy which covers privacy, information security, data access management and records management. All employees are trained on data governance, as part of our mandatory biannual code of business conduct training. In 2022, Bell continued to make significant investments in people, processes and technology in order to seek to protect confidential information from evolving cybersecurity threats.

Key metric

	2020	2021	2022

Number of unresolved well-founded privacy complaints from the Office of the Privacy Commissioner of Canada	0	0	0

How information security governance

helps create value

Cybersecurity threats give rise to new and emerging standards and regulations. We need to be able to identify and address information security risks in a timely manner in order to be in a better position to protect our market share and reputation, and these efforts align with our strategic imperative to champion customer experience, while at the same time reducing exposure to cyberattacks. Avoiding data breaches can also limit the increase in expenses associated with remediation efforts and legal exposures, aligning with our strategic imperative to operate with agility and cost efficiency.

Our activities and outcomes

We are focused on maintaining the trust that our customers have in us to protect their data. To do this, we are implementing prevention, detection, and response programs related to security threats. In addition, we are helping define industry security and risk management practices, and we are training our team members on data protection.

In 2022, we have aligned our Information Security program at 80% of the ISO/IEC 27001 standard which puts us in a good position to meet our target of 100% alignment by the end of 2023. Starting in 2021, we launched our Be Cyber Savvy information security training program. This training program includes onboarding to our specialized Cyber Awareness platform, the conducting of monthly phishing simulations and the completion of four baseline courses. Team members must complete these four courses within 12 months of being onboarded to the program. This year, 88% of onboarded team members completed baseline training by the end of 2022. As we move forward, we believe a combination of training, clear messaging, and positive reinforcement when reporting a phishing attempt, should lead to year-over-year phishing report rate improvement. In addition, to demonstrate employee-level organizational awareness in keeping Bell secure we are integrating a new metric, which consists of the number of reported phish simulations between our fully trained employees and non-trained employees on our Be Cyber Savvy information security training. This year, we observed a 155% increase in reported phishing simulations, signaling we are moving in the right direction.

Key metric

Reported phish simulation between our fully trained

employees and non-trained employees on our Be Cyber

Savvy information security training

Our customers and relationships

Since 2010, the Bell Let’s Talk mental health initiative has raised awareness and action for Canadian mental health, with a focus on helping reduce the stigma around mental illness, improving access to care, supporting world-class research and leading by example in workplace mental health. Over the last 13 years, Canadians and people worldwide have taken action to create positive change by engaging in the mental health conversation, working hard to help create a Canada where everyone can get the culturally-appropriate mental health support they need.

How taking action on mental health

helps create value

Our products and services help communities thrive, and we believe the way we invest – our time, our money and our passion – has a positive impact on the communities we serve. Communities also benefit from the engagement of our team members as they support the causes they value deeply. Bell is taking a leading role in helping address the mental health crisis in Canada with the Bell Let’s Talk mental health initiative. The program encourages Canadians to take action and achieve positive change in their mental health.

1 MD&A Overview

Our activities and outcomes

In the lead up to Bell Let’s Talk Day 2023, $2.3 million in funding for mental health was awarded to projects across the country. This included:

•	$1 million from the Bell Let’s Talk Post-Secondary Fund to support 10 colleges, universities and cégeps

•	$1.1 million from the Bell Let’s Talk Diversity Fund to 11 organizations supporting the mental health and well-being of Canada’s Black, Indigenous and People of Colour (BIPOC) communities

•	$200,000 to Cité de la Santé Foundation for the refurbishment of the psychiatric unit at the Cité-de-la-Santé Hospital (CISSS in Laval).

In January 2023, more than 300 communities and organizations across Canada and around the world showed their support for mental health by raising the Bell Let’s Talk flag at city and town halls, military bases, schools and other locations. Students at 210 Canadian universities, colleges and cégeps across the country also engaged in a variety of initiatives in their learning environments to promote student mental health.

Key metric

On January 9, 2023, Bell committed an additional $10 million toward our goal of $155 million for Canadian mental health programs by 2025. This action replaced the donation of 5 cents per interaction that Bell has made in previous years on Bell Let’s Talk Day. This new funding of $10 million is more than Bell has ever committed on Bell Let’s Talk Day and it shifted the emphasis on Bell Let’s Talk Day toward practical actions that Canadians can all take throughout the year to create change. With the additional $10 million, Bell has committed more than $139 million towards its $155 million goal and has partnered with more than 1,400 organizations providing mental health support and services throughout Canada.

Our products and services

Our products and services provide value to Canadians by helping them both mitigate climate change and adapt to its impacts. Our solutions enable customers to reduce environmental impacts, improve health and safety and better safeguard protected data from growing risks.

How our products and services contributing

to climate change mitigation and adaptation

helps create value

Bell technologies and services can help our customers reduce energy needs, minimize carbon footprints and enhance productivity. Our solutions help businesses embrace new ways to communicate, collaborate, ensure business continuity and be able to maintain services in the event of emergencies and extreme incidents.

Our activities and outcomes

Our solutions include:

•

virtualization and cloud computing which encourage optimal use of space, power and cooling resources by consolidating servers and storage and improve business continuity through redundancies in our network,

•	IoT services which can help optimize asset and fleet management and are effective for smart buildings, smart cities, smart operations and smart fieldwork applications,

•	teleconferencing and teleworking which help ensure business continuity, as evidenced during the COVID-19 pandemic,

•	dematerialization which substitutes technology (e.g., online banking apps) for travel (e.g., commuting to the bank),

•	social networks, enabled by our infrastructure, which have a broad range of benefits, including car pooling and alternative travel solutions when extreme climate events limit transportation options.

At Bell, we believe it is important to understand the net carbon abatement impact of our solutions on the planet’s carbon load. To achieve this, we have worked with Groupe AGECO, a third-party consultant with expertise in GHG quantification, to develop a methodology which quantifies the carbon reduction capacity of our products and services used by our customers.

Key metric

GHG emissions avoided by our customers

through the use of Bell’s products and services

Number of times by which GHG emissions abated through the use of Bell technologies exceed GHG emitted by Bell’s operations (1)

(1)

Taking into account the products and services for which Bell has developed the technology and plays a fundamental role in its delivery to clients, as well as the products and services for which Bell has not developed the technology but enables it by providing the network. GHG emitted by Bell’s operations refers to scope 1 emissions (direct GHG emissions from sources that are owned or controlled by Bell) and scope 2 emissions (indirect GHG emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell’s activities.) The analyses were performed based on 2015, 2017 and 2020 data, respectively.

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1 MD&A Overview

Our environment

We strive to minimize the negative environmental impacts of our operations and to create positive impacts where possible. We also know that our team members, our customers, and our investors expect this. Taking care of the environment makes good business sense. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs due to fines or remediation requirements, and we risk losing investors, all of which could adversely impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 30 years. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system (EMS) to help with this continuous improvement, which has been certified ISO 14001 (1) since 2009, making us the first North American communications company to be so designated. We have continuously maintained this certification since then. In addition, Bell’s energy management system was certified ISO 50001 (2) in 2020, also making us the first North American communications company to be so designated (3).

How addressing climate change

helps create value

Climate change poses risks to the health of our operating environment and our ability to create value. To help mitigate these risks, we aim to reduce our energy consumption and GHG emissions while continuing to adapt to the impacts of climate change.

Our activities and outcomes

We are taking action both to help fight climate change and adapt to its consequences. We are adapting by taking action to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption and GHG emissions, while also helping customers reduce theirs. Fostering innovation that helps reduce our carbon footprints is part of our culture. On an annual basis, we calculate, monitor and publicly report on our energy performance and GHG emissions as part of our environmental and energy management systems. Since 2003, we report on our climate change mitigation and adaptation efforts through the CDP (formerly the Carbon Disclosure Project), a not-for-profit organization that gathers information on climate-related risks and opportunities from organizations worldwide. In 2022, we obtained an A- score, ranking us in the “Leadership Band” for the seventh consecutive year, recognizing our leadership on climate action, our alignment with current best practices and the transparency of our climate-related disclosures. Furthermore, we disclose annually on our risks and opportunities related to climate change following the 11 recommendations of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). We are also engaged in reducing our GHG footprint to contribute to the global effort in fighting climate change. We have set the target to be carbon neutral for our operational GHG emissions (4) starting in 2025. For 2026 and 2030, we have set science-based GHG emissions reduction targets that are consistent with the goals of the Paris Agreement. The Science Based Targets initiative (SBTi) (5) has approved the three specific targets set by BCE Inc. that cover all scopes.

Key metrics

Energy intensity (Energy consumption (Megawatt hours

(MWh) equivalent) divided by network usage (petabytes))

Operational (scope 1 and 2) GHG emissions

(1)

Our ISO 14001 certification covers Bell Canada’s oversight of the EMS associated with the development of policies and procedures for the delivery of landline, wireless, TV and Internet services, broadband and connectivity services, data hosting, cloud computing, radio broadcasting and digital media services, along with related administrative functions.

(2)

Our ISO 50001 certification covers Bell Canada’s energy management program associated with the activities of real estate management services, fleet services, radio broadcasting and digital media services, landline, wireless, TV, Internet services, connectivity, broadband services, data hosting and cloud computing, in addition to related general administrative functions.

(3)

Bell’s review in 2020 of publicly available information for North-American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 14001 and 50001 certifications.

(4)

Operational GHG emissions include scope 1 and scope 2 emissions. Scope 1 GHG emissions are direct emissions from sources that are controlled by Bell. Scope 2 GHG emissions are indirect emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell’s activities.

(5)

The SBTi is a partnership between CDP, the United Nations Global Compact, World Resources Institute and the World Wide Fund for Nature driving ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets.

1 MD&A Overview

How circular economy helps create value

We are improving our circular economy model to focus on solutions that detach growth from accelerating raw material consumption. This approach effectively reduces the environmental impact of our operations. Waste reduction is essential to our objective of improving on our operational efficiency. Waste reduction also aligns with the values and expectations of our team members and customers.

Our activities and outcomes

Bell has managed waste reduction, reuse and recycling programs for more than 30 years. We have ambitious waste reduction goals and strong monitoring processes in place that enable us to track and report on our waste-generating activities. To manage the waste created from the electronic devices we distribute to customers, we have implemented effective and accessible e-waste collection programs for the recovery, reuse, refurbishment and recycling of customer-facing devices, including national take-back programs, drop boxes and mail-in instructions. To measure the success of these programs, we have set a goal of collecting 7 million used TV receivers, modems, mobile phones and Wi-Fi pods from January 2021 to the end of 2023. At Bell, we believe in leading by example, and so to continue to manage and reduce the waste generated from our own operations, we have adopted a new target to reach and maintain a 15% reduction of total waste sent to landfill by 2025, with a reference year of 2019. Through setting ambitious waste reduction targets, such as the ones listed above, we are striving to build a resilient path to circularity with the general ambition of sending zero waste to landfill and are investing in research and development of products where current technology does not provide responsible waste diversion methods.

Key metric

Cumulative recovery of used TV receivers, modems,

Wi-Fi pods (1) and mobile phones

Our people

To execute on our strategic imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience to drive effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by celebrating diversity in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

How well-being helps create value

Bell team members bring our corporate purpose and strategic imperatives to life every day. To support the Bell team, we strive for a dynamic culture where all team members feel valued and respected in a safe, supported environment. We offer inclusive benefits, ongoing education and awareness programs and a range of progressive initiatives to foster well-being and success. At Bell, we believe that taking care of the well-being of our team members is essential to their personal success and to our organization’s ongoing progress.

Our activities and outcomes

To foster the well-being of our team members, we believe that engaging our team members as well as nurturing an inclusive environment are both essential. We are proud to be ranked as one of Canada’s Top Employers (2). Bell has been recognized by Mediacorp as one of Canada’s Best Diversity Employers, Top Employers for Young People, Top Family-Friendly Employers, one of Canada’s Greenest Employers and one of Montréal’s Top Employers (3) (4) (5) (6) (7). Bell was also recognized as one of Canada’s Future Workforce Top Employers in Computer Science based on input from thousands of Canadian university and college students (8). We are focused on developing and retaining the best talent in the country by providing a workplace that is positive, professional and rewarding, all of which enable creativity and innovation. We also continue to develop, implement and share mental health practices in the workplace, and to broaden our approach to emphasize total-health support. We educate team members through our training programs and campaigns, support them through an extensive range of mental health services, and support and adapt workplace policies and practices to foster a psychologically safe workplace. Since 2010, over 90 metrics have been measured quarterly and assessed for trends and program insights to closely monitor the psychological health of our workplace. Collecting qualitative and quantitative data is crucial to ensuring that we are heading in the right direction and making any required adjustments to our mental health programs.

(1)	Wi-Fi pods have been included in the scope starting in 2021.

(2)

Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2023 by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.

(3)

Bell was recognized as one of “Canada’s Best Diversity Employers” in years 2017 to 2022 by Canada’s Top 100 Employers. Winners are selected based on successful diversity initiatives in a variety of areas, when compared to other employers in the same field.

(4)

Bell was recognized as one of “Canada’s Top Employers for Young People” in years 2018 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.

(5)

Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in years 2020 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(6)

Bell was recognized as one of “Canada’s Greenest Employers” in years 2017 to 2022 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the development of sustainability initiatives and environmental leadership, when compared to other employers in the same field.

(7)

Bell was recognized as one of “Montréal’s Top Employers” in years 2013 to 2023 by Canada’s Top Employers. Winners are evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(8)

Bell was recognized in 2021, 2022 and 2023 as one of Canada’s Future Workforce Top Employers - Computer Science by Brainstorm Strategy Group Inc., a Canadian provider of advice, insights and professional development to employers, universities and colleges. The most recent ranking was based on a survey conducted among more than 20,000 current Canadian university and college students.

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1 MD&A Overview

Key metrics

People leaders who	Overall team member
completed mandatory	engagement score (1)
base training on mental health

How fostering diversity, equity, inclusion

and belonging helps create value

At Bell, we are proud of our focus on fostering a diverse, inclusive, equitable and accessible workplace where all team members feel valued, respected and supported. We are dedicated to building a workforce that reflects the diversity of the communities we serve, where every team member has the opportunity to reach their full potential. The integration of DEIB programs within Bell fosters the innovation and creativity of our team members.

Our activities and outcomes

Our DEIB strategy is supported by a governance framework that includes the Diversity Leadership Council with senior leaders from every business unit, business unit committees and employee-led networks, including Black Professionals at Bell, Pride at Bell, Diversability at Bell and Women at Bell.

In line with our objective of improving gender diversity, we are a signatory to the Catalyst Accord 2022 (2) and a member of the 30% Club (3). Our current gender diversity target is a minimum of 35% gender diverse directors on the BCE Board, and at least 35% of Bell leaders at the vice president level and above by the end of 2023. By the end of 2022, we were at 32% for executives and 36% for Board members.

In 2022, Bell continued its commitment to taking meaningful actions to address the impacts of systemic racism on team members and others in BIPOC communities. This includes:

•	Targets for BIPOC representation on our senior management team of at least 25% by 2025 and 40% of new graduate and intern hires

•	Partnerships with the Onyx Initiative and the Black Professionals in Tech Network that are helping drive the recruitment of Black college and university students and promote Black talent in technology

•	Promoting greater diversity in Canadian media with the HireBIPOC website and the Bell Media Content Diversity Task Force in partnership with BIPOC TV & Film

Looking ahead, we plan to continue building momentum for our diversity, equity, inclusion and belonging strategy based on concrete objective-setting and the integration of inclusive leadership practices.

Key metrics

Gender diverse (4)	Gender diverse (4)
representation in	representation
executive positions	among directors
(vice-president level and above)	on the BCE Board

BIPOC	BIPOC
representation	representation
in Bell senior	among new graduates
management	and interns

Our financial resources

The financial resources of the company are addressed throughout this MD&A.

(1)

This metric is calculated as the average score obtained in the annual Bell team member satisfaction survey. The Team Member Engagement score is based on five specific questions and the percentage of employees who responded favourably (Strongly agree or Agree) to these questions out of the total number of employees who responded to the survey.

(2)

The Catalyst Accord 2022 calls on Canadian boards and CEOs to pledge to accelerate the advancement of women in business through these actions: Increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022.

(3)

Recognizing Canada’s distinct corporate governance framework, the aim of the 30% Club Canada is to include both board Chairs and CEOs to achieve better gender balance at board level, as well at senior management levels.

(4)	Gender diverse is defined as a person who identifies as a woman or with a gender other than a man or a woman.

1 MD&A Overview

Assumptions

GHG emissions reduction and supplier

engagement targets

Our GHG emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•	Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•	No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions

•	Our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required

•	No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions
•	No required changes to our SBTs pursuant to the SBTi methodology that would make the achievement of our updated SBTs more onerous or unachievable in light of business requirements

•

Sufficient supplier engagement and collaboration in setting their own SBTs, no significant change in the allocation of our spend by supplier and sufficient collaboration with partners in reducing their own GHG emissions

DEIB targets

Our DEIB targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•	Ability to leverage DEIB partnerships and recruitment agencies to help identify qualified diverse talent for vacant positions

•	Sufficient diverse labour market availability

•	Implementation of corporate and business initiatives to increase awareness, education and engagement in support of our DEIB targets

•	Propensity of existing employees and job-seekers to self-identify to enable a diverse workforce representation

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2 MD&A Strategic imperatives

2    Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our purpose to advance how Canadians connect with each other and the world.

This section contains forward-looking statements, including relating to our network deployment plans and our 2023 objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2.1   Build the best networks

Continue to enhance our key competitive advantage with a focus on delivering leading broadband fibre and wireless networks in locations large and small.

2022 progress

•

Expanded our FTTP direct fibre footprint to an additional 854,000 homes and businesses in communities throughout Manitoba, Ontario, Québec and Atlantic Canada. FTTP delivers total broadband access speeds of up to 8 Gbps currently, with faster speeds expected in the future as equipment evolves to support these higher speeds.

•	Expanded our 5G wireless network to reach 82% of Canada’s population

•

Launched 5G+, the next evolution of 5G leveraging 3500 MHz wireless spectrum acquired in 2021. 5G+ service is expected to be faster and more responsive than 5G, allowing for a superior mobile experience. 5G+ coverage expanded to reach 38% of Canada’s population at the end of 2022.

•

Bell’s 4G and 5G networks were ranked Canada’s fastest for the third year in a row in PCMag’s 2022 Fastest Mobile Networks Canada report, the annual study of mobile network performance across the country (1)

•

Announced a large-scale investment in broadband infrastructure as part of the Ontario Accelerated High Speed Internet Program (AHSIP). Bell is investing over $650 million in partnership with a Government of Ontario investment of $484 million, enabling the deployment of our all-fibre network to over 80,000 homes and businesses in underserved regions across Ontario as part of AHSIP by 2025.

2023 focus

•	Increase the number of customer locations covered with direct fibre connections by up to 650,000

•	Expand mobile 5G coverage to 85% of Canada’s population

•	Increase coverage of 5G+ service to 46% of Canada’s population

2.2   Drive growth with innovative services

Leverage the power of our leading network technologies to deliver differentiated communications services to Canadians and drive our revenue growth.

2022 progress

•	Added 489,901 total net postpaid and prepaid mobile phone subscribers, up 66.2% over 2021

•	Expanded our lineup of 5G, 4G LTE and LTE-A devices, including Apple’s iPhone 14 Series, the Samsung Galaxy S22 series and Google’s Pixel 7 and Pixel 7 Pro

•

Introduced unlimited Ultimate plans, a tier of mobile unlimited share plans that provide significant data and max speeds, international messaging, high-definition (HD), video quality plus sharable data and calling within Canada and the U.S. Customers who subscribe to an Ultimate plan also receive a 24-month subscription to Crave Mobile.

•	Building on Bell’s strategic partnership with AWS, we launched the first public MEC platform with AWS Wavelength in Canada at the edge of our 5G network

•

Building on Bell’s strategic partnership with Google Cloud, we deployed the first global production implementation of Google Distributed Cloud Edge for our core network functions, driving digital transformation and operational efficiencies

•	Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 4,258,570 at December 31, 2022, up 10.3% over 2021

•

Bell was named the top ISP among Canada’s major providers for gaming for the second year in a row in PCMag’s Best Gaming ISPs Canada 2023 report based on PCMag’s Quality Index (speed, latency and jitter)

•	Launched Bell Gigabit Fibe 3.0 service offering symmetrical download and upload speeds of 3 Gbps in several communities across Ontario, Québec and the Atlantic provinces

•

Introduced Bell Gigabit Fibe 8.0 offering symmetrical download and upload speeds of 8 Gbps, the fastest speeds available in the market today among major ISPs in North America, in eligible areas of Toronto

•	Launched the Giga Hub featuring Wi-Fi 6E, the fastest Wi-Fi technology available, for fibre customers in Ontario and Québec

•

Acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, strengthening our competitive position in the value-seeking segment of the market

•

Acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services, supporting our strategy to grow residential and business customers

(1)

PCMag delivers labs-based, independent reviews of the latest technology products and services. In September 2022, PCMag ranked Bell’s mobile networks number one in its 2022 study of mobile network performance across Canada for a third year in a row. This study is based on a weighted average of download speeds, upload speeds and average latency in PCMag’s tests.

2 MD&A Strategic imperatives

2023 focus

•	Maintain our market share of national operators’ postpaid mobile phone net additions

•	Growth of our prepaid mobile phone subscriber base

•	Introduction of more 5G devices and services

•	In January 2023, Bell partnered with Snap Inc. to create a unique immersive experience for Toronto Raptors fans with the first ever 5G multi-user AR basketball experience on Snapchat

•	Increased adoption of unlimited data plans and device financing plans

•	Accelerated business customer adoption of advanced 5G and IoT solutions

•	Continued growth in retail Internet subscribers

•	Enhance Internet product superiority through new service offerings with next generation speeds and hardware to provide an enhanced customer experience in the home

•	Cross sell to customers who do not have all their telecommunication services with Bell

•	Continued diversification of Bell’s distribution strategy with a focus on expanding DTC and online transactions

•

In January 2023, Bell entered into a multi-year exclusive agreement to sell its Bell, Virgin Plus and Lucky Mobile wireless and wireline services through Staples stores across Canada. In addition, Bell and Staples will partner to sell Bell wireless and wireline services direct to medium-sized businesses through the Staples Professional sales team, backed by Bell’s advanced communications expertise.

•	Continue to deliver network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services

2.3   Deliver the most compelling content

Take a holistic approach to our mix of media and distribution assets to deliver the content Canadians want the most.

2022 progress

•	Maintained our position as Canada’s largest TV provider with 2,751,498 retail subscribers at December 31, 2022, and increased our total number of IPTV subscribers by 5.6% to 1,988,181

•

Introduced the latest evolution of Fibe TV, with new capabilities and features including access to the Google Play app catalogue, voice remote powered by Google Assistant, universal search and Cloud PVR, backed by Google Android TV

•	Grew our Crave subscriber base to more than 3.1 million, up 6% over 2021

•	Crave announced a long-term and exclusive Pay-One window licensing agreement for theatrical feature films from Sony Pictures Entertainment

•	Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 21st year in a row (1)

•	Formed a partnership with Lionsgate for a co-development deal to produce comedy and drama TV series for the global market

•	Announced a long-term expansion of our comprehensive media rights agreement with the NFL, ensuring Bell Media remains the exclusive TV broadcast partner of the NFL in Canada

•

TSN, Canada’s sports leader (2), and RDS, the top French-language sports network (1), entered into a multi-year agreement with MLS to deliver an extensive schedule of regular season matches, plus marquee playoff matchups and the annual MLS Cup championship game

•	TSN and FanDuel Group, North America’s premier online gaming company, announced an exclusive multi-year agreement to introduce FanDuel’s sportsbook to Canadian sports fans

•

Launched noovo.info, a digital news platform that approaches news differently, notably through the distribution of information on social media and creation of news content for TikTok and Instagram to reach younger audiences

•	Astral acquired Imagine Outdoor Advertising Ltd.’s entire digital OOH advertising network in Alberta, bringing Astral’s total digital inventory in Alberta to 39 faces

•

Partnered with Air Canada to launch Live TV onboard select aircraft and domestic routes, enabling passengers to watch live sports coverage on TSN and RDS, and breaking news coverage from CTV News Channel and BNN Bloomberg

2023 focus

•	Continued growth in IPTV subscribers

•	Enhance TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Reinforce industry leadership in conventional TV, specialty TV, pay TV, streaming and sports services

•	In January 2023, TSN acquired exclusive media rights to PGA Tour Live, featuring more than 4,300 hours of live coverage from PGA Tour events throughout the season.

•	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution

•	Continued investment in Noovo originals to increase market share and bolster our position through continued audience growth

•	Grow advertising revenue and maximize market share

•

Scale our Strategic Audience Management (SAM) TV and Bell demand-side platform (DSP) buying platforms, Bell Media’s advertising buying optimization platforms which give customers the ability to plan, activate and measure marketing campaigns using Bell’s premium first-party data and TV inventory

•	Advance our digital-first media strategy including growing digital revenues (3) and DTC subscribers

•	Optimize unique partnerships and strategic content investments to monetize content rights and Bell Media properties across all platforms

(1)	Based on data provided by Numeris.

(2)	Based on the depth and breadth of broadcasted sporting events, and TSN’s reach, according to data provided by Numeris, and TSN being the consumer preferred brand for live sports and sports news.

(3)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and Video on Demand services.

34      BCE INC. ANNUAL FINANCIAL REPORT 2022

2 MD&A Strategic imperatives

2.4   Champion customer experience

Make it easier for customers to do business with Bell at every step, from sales to installation, to ongoing support.

2022 progress

•

Led national telecom service providers in reducing our share of consumer complaints, according to the 2021 – 2022 Annual Report from the Commission for Complaints for Telecom-television Services (CCTS). While complaints to the CCTS as a whole decreased by 25%, Bell again outpaced national competitors with a decrease of 38%. Bell’s overall share of complaints decreased to 17.2%, down 3.5 percentage points, which was the largest decline among national providers.

•	Bell was awarded Best of Show Mobile Application and Best Telecommunication Mobile Application for the MyBell app at the 2022 Mobile Web Awards by the Web Marketing Association (1)

•	MyBell, Virgin Plus My Account and Lucky Mobile My Account all won Gold as the top service apps at the 2022 MarCom Awards (2)

•

Virgin Plus added a new “Request a Call” option to its self-serve channels, allowing customers to book a call from a live care agent through the app, website, chat and IVR channels if they have questions or require additional support

•	Improved postpaid mobile phone churn by 0.01 points (pts) over 2021 to 0.92%

•

Launched new tool allowing customers in Ontario and Québec to check for Internet outages in their area, including the ability to get real-time updates and manage notifications on network status and resolution time

•	Launched app-based instructive flow for new self-install customers, with customized support and the ability to advance the activation date

•	Improved issue identification and assigned more case managers to handle potentially challenging service experiences

•	Leveraged AI to automate the service experience either through our agents or our digital platforms

•	Created a new dedicated queue to support Mandarin and Cantonese customers in their own language to produce a more personalized sales and service experience for many new Canadians

•

Bell was ranked the most valuable communications brand in Canada and the third most valuable overall in Kantar’s annual BrandZ report on the most valuable Canadian brands of 2022, reflecting our Bell for Better commitment to the highest ESG standards, and our network reach, reliability and service excellence (3)

2023 focus

•	Improve customer experience with continued scaling of digital sales capabilities and functionality

•	Further improve and expand self-installation capabilities

•	Further improve customer satisfaction scores

•

Further evolve our self-serve tools, including the addition of Wi-Fi check-up functionality within the MyBell app, allowing customers to optimize their Wi-Fi network and ensure each device has a strong signal

•	Further reduce the total number of customer calls to our call centres as well as the number of truck rolls

•	Continue to invest in AI and machine learning to resolve customer issues faster

2.5   Operate with agility and cost efficiency

Underscore our focus on operational excellence and cost discipline throughout every part of our business.

2022 progress

•	Maintained stable BCE consolidated adjusted EBITDA margin despite $87 million in storm recovery and inflationary cost pressures (4)

•	Reduced wireline operating costs by 0.5%, contributing to Bell Wireline adjusted EBITDA margin (5) improvement of 0.2 pts over 2021

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies

•	Maintained low average after-tax cost of Bell Canada’s publicly issued debt securities of 2.9%

2023 focus

•	Continued sharp focus on our cost structure

•	Realize cost savings from:

•	operating efficiencies enabled by a growing direct fibre footprint

•	changes in consumer behaviour and digital adoption

•	product and service enhancements and innovation

•	new call centre technology and digital investments that are enabling self-serve capabilities

•	other improvements to the customer service experience

•	management workforce reductions including attrition and retirements

•	lower contracted rates from our suppliers

•	rationalization of real estate footprint

(1)

The Mobile Web Award program recognizes the individual and team achievements of Web professionals all over the world who create and maintain the best mobile websites and the best mobile applications. Bell won Best of Show Mobile Application for the MyBell App which also was recognized as Best Telecommunication Mobile Application. The MobileWebAwards were judged on seven criteria seen as requirements for a success mobile website or mobile app. They include Creativity, Impact, Design, Content, Interactivity, Ease of use and Use of the medium. Each mobile website or mobile app entry was judged against other entries of the same format in its industry category and then against an overall standard of excellence.

(2)

Bell’s self-serve apps MyBell, Virgin Plus My Account and Lucky Mobile My Account all won Gold at the 2022 AVA Digital Awards in the App for Business category. The AVA Digital Awards, managed by the Association of Marketing & Communication Professionals, is an international audio-visual arts competition that recognizes excellence in next-generation digital communications. Bell’s family of apps was measured against more than 2,500 applications from across the world based on concept, direction, design and production.

(3)

Kantar is a global data, insights and consulting company. The brands that appear in the Kantar BrandZ Most Valuable Canadian Brands 2022 report are the most valuable brands in Canada, and were selected for inclusion based on the Kantar BrandZ brand valuation methodology that combines extensive and ongoing consumer insights with rigorous financial analysis.

(4)	Inflationary cost pressures are defined as a year-over-year increase in operating costs driven by inflationary pressures related to fuel, utilities and salary expenses

(5)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

2 MD&A Strategic imperatives

2.6   Engage and invest in our people and create a sustainable future

Strengthen our inclusive workplace culture and recognize that Bell’s success requires dynamic and engaged team members who embrace the highest ESG standards.

2022 progress

•

Recognized as one of Canada’s Top 100 Employers for the eighth consecutive year in Mediacorp’s annual review of the best workplaces across the country, reflecting our success in key areas including employee benefits, training and skills development and community involvement

•

Named one of Canada’s Best Diversity Employers for the sixth year in a row in Mediacorp’s 2022 report on workplace diversity and inclusion, in recognition of Bell’s commitment to fostering an inclusive, equitable and accessible workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong

•	Named one of Canada’s Top Employers for Young People for the fifth consecutive year by Mediacorp in recognition of our industry-leading recruitment and career development programs for students

•	Named one of Canada’s Top Family-Friendly Employers by Mediacorp in recognition of a wide range of employee benefits that support families

•	Awarded the Order of Excellence certification in Mental Health at Work from Excellence Canada for best practices and progress in employee mental health and well-being

•	Recognized by Women in Governance (WiG) at the Platinum Parity Certification level, reflecting our leadership and progress on gender parity and the effectiveness of systemic enablers (1)

•

Bell signed on to the Progressive Aboriginal Relations (PAR) program, established by the Canadian Council for Aboriginal Business (CCAB) which supports progressive improvement in Indigenous relations with a certification program that confirms corporate performance and commitment

•

Introduced our Employee Value Proposition, a clear statement of the values and experiences that make Bell a unique workplace where all team members can make an impact, immerse themselves in opportunities, and feel like they belong

•	Launched the Bell Mentoring program to enhance career opportunities for Bell team members, build relationships and boost inclusion in the workplace

•	Modernized Bell’s Omniflex benefits program to offer more flexibility and enhanced wellness support, including more inclusive and accessible options

•	Rolled out unlimited mental health benefit coverage for team members and their eligible family members to support their mental health and well-being

•	Introduced a flexible holiday policy, including the ability to substitute days, reflecting our support for flexibility and diversity in the workplace

•	Obtained approval from the SBTi for our science-based absolute GHG emissions reduction targets

•	Named the top telecom company and #4 overall in Canada on the June 2022 Corporate Knights Best 50 Corporate Citizens list (2)

•	Named the inaugural GHG Reductions Champion by Canada’s Clean50 Awards in recognition of our success reducing the GHG emissions intensity of our operations (3)

•	Named one of Canada’s Greenest Employers for the sixth straight year

2023 focus

•	Continue to play an active role in engaging our team and the broader community in diversity issues and deliver on DEIB objectives

•	Evolve Bell Workways, a hybrid work model that provides our team members with flexibility, collaboration and support in how and where they work

•

Continue to enhance our workplace programs for the mental health and well-being of all Bell team members, by continuing to evolve existing mental health programs and focus on prevention and protective psychological workplace factors to proactively improve mental health

•	Continue to implement our action plan to address climate change

•

In January 2023, we were ranked 42nd overall in the Corporate Knights Global 100 2023 ranking of the most sustainable corporations in the world, in recognition of Bell’s commitment to the highest ESG standards

•	Continue moving forward with ESG initiatives and Bell for Better commitments

(1)

Platinum Parity Certification is the highest certification level awarded by Women in Governance, a Canadian certification program that evaluates over 75 quantitative and qualitative criteria taking into account the multiple impacts of diversity in women’s career advancement.

(2)

The annual Corporate Knights ranking evaluated 332 of the largest Canadian companies on a set of 24 ESG indicators to single out the Best 50 that Corporate Knights considers “the vanguard of corporate sustainability leadership in Canada.”

(3)

Bell was named the inaugural Clean50 GHG Reductions Champion for 2023, in recognition of Bell’s performance between 2019 and 2022 in reducing our GHG intensity (CO2e per petabyte). Canada’s Clean50 is primarily managed by Delta Management Group, a Canadian sustainability, ESG and cleantech focused search firm, and annually recognizes individuals, small teams and business for their contributions to sustainability in Canada.

36      BCE INC. ANNUAL FINANCIAL REPORT 2022

3 MD&A Performance targets, outlook, assumptions and risks

3    Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2022 targets, our consolidated business outlook and operating assumptions for 2023 and our principal business risks.

3.1  BCE 2022 performance vs. guidance targets

Financial	2022	2022
measure	target	performance and results

Revenue growth	1%–5%	3.1%

BCE revenues grew by 3.1% in 2022, compared to 2021, driven by higher service revenue of 3.0%, and higher product revenue of 3.8%, reflecting growth from our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment.

Adjusted EBITDA growth	2%–5%	3.1%

BCE adjusted EBITDA grew by 3.1% in 2022, compared to 2021, driven by increases in our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. The growth reflected greater revenues, partly offset by higher operating expenses.

Net earnings growth	Not applicable	1.2%

In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.

Capital intensity (1)	21%	21.2%

2022 capital expenditures of $5,133 million increased by 5.8% over last year, with a corresponding capital intensity ratio of 21.2%, up 0.5 pts over 2021, reflecting the accelerated buildout of our wireline FTTP and wireless 5G networks.

Net earnings per share (EPS) growth	Not applicable	(0.3%)

Net earnings attributable to common shareholders in 2022 increased by $7 million, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense. Despite increased net earnings attributable to common shareholders, EPS in 2022 decreased by $0.01, compared to 2021, due to a higher average number of common shares outstanding.

Adjusted net earnings per share (adjusted EPS) (2) growth	2%–7%	5.0%

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, adjusted net earnings in 2022 was $3,057 million, or $3.35 per common share, compared to $2,895 million, or $3.19 per common share, in 2021.

Cash flows from operating activities growth	Not applicable	4.5%

In 2022, BCE’s cash flows from operating activities of $8,365 million increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow growth	2%–10%	2.9%

Free cash flow of $3,067 million in 2022 increased by $87 million, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

Annualized dividend per common share	$3.68 per share	$3.68 per share	Annualized dividend per BCE common share for 2022 increased by 18 cents, or 5.1%, to $3.68 compared to $3.50 per share in 2021.

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

(2)	Adjusted EPS is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

3 MD&A Performance targets, outlook, assumptions and risks

3.2  Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance and expected contribution levels to our pension plans in 2023, our planned capital expenditures and network deployment plans, our 2023 annualized common share dividend, and our business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2023 outlook

BCE’s 2023 outlook builds on the solid financial performance, accelerated broadband investments and operating momentum we delivered in 2022. Our projected operating success is anchored to our strategic framework to build, execute and transform, which centers on:

•	Maintaining generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure

•	Leveraging our fibre-related speed advantage and product leadership in the home to capture a high share of Internet and TV net additions

•	Driving greater cross-sell penetration of Internet households with wireless

•	Maintaining momentum on our higher-value mobile phone and 5G strategy

•	Capitalizing on higher immigration levels

•	Maintaining momentum in our Business-to-Business (B2B) sector

•	Continuing to drive our digital-first media strategy
•	Continuing to digitize the customer experience to scale online sales capabilities, automation and enhanced self-serve functionality

•	Maintaining a sharp focus on our cost structure

Underpinning our outlook for 2023 is a favourable financial profile that reflects our sound operating fundamentals and consistent execution in a competitive marketplace. Wireless, retail Internet and TV subscriber base growth, together with promotional offer discipline and the flow-through of operating cost savings from fibre-related operating efficiencies and our digital transformation, are projected to drive year-over-year growth in revenue and adjusted EBITDA. This, together with lower planned capital expenditures and an expected reduction in contributions to our pension plans, is expected to drive higher free cash flow.

Our projected financial performance for 2023 enabled us to increase the annualized BCE common share dividend for 2023 by 19 cents, or 5.2%, to $3.87 per share.

Assumptions

Assumptions about the Canadian economy

•	Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.0% in 2023, down from 3.6% in 2022

•	Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy

•	Tight labour market

•	Slow growth in household spending as higher interest rates weigh on disposable income

•	Slow growth in business investment due to slowing demand, elevated borrowing costs and increased uncertainty about future economic conditions

•	Prevailing high interest rates expected to remain at or near current levels

•	Higher immigration

•	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

•	A higher level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•

The advertising market is adversely impacted due to economic uncertainty resulting from inflationary cost pressures, increasing risk of recession and ongoing supply chain challenges with improvement expected in the second half of 2023

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions underlying expected reductions

in contributions to our pension plans

•

At the relevant time, our DB pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

38      BCE INC. ANNUAL FINANCIAL REPORT 2022

3 MD&A Performance targets, outlook, assumptions and risks

3.3   Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to section 8, Regulatory environment and section 9, Business risks, respectively.

General economic conditions, COVID-19

pandemic and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including a potential recession as well as conditions associated with the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could further exacerbate pre-existing risk factors, including those described in this MD&A, in light of elevated CPI inflation driven by sharp increases in prices for products and services as well as strong demand for goods, a tight labour market leading to sustained high wage growth, higher interest rates, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting business and customer spending and the resulting demand for our products and services, our customers’ financial condition, the availability of our offerings in light of supply chain disruptions, and the cost and amount of funding available in the financial markets.

In addition, while most of the restrictions adopted by governments and businesses to combat the COVID-19 pandemic were lifted during 2022, the COVID-19 pandemic still raises uncertainties. Resurgences in new COVID-19 cases and the emergence and progression of new variants could cause governments to reintroduce restrictive measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures previously mandated or, potentially, additional measures. The reintroduction of restrictive measures could result in economic disruption, reduced immigration levels, financial market volatility and financial hardship adversely affecting spending by our customers.

While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business or financial results and related assumptions due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Our business and financial results could again, in future periods, become more significantly and negatively impacted by the COVID-19 pandemic, including, among others, as a result of associated global supply chain challenges adversely affecting our wireless and wireline product revenues. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, which may continue following the COVID-19 pandemic.

Furthermore, risk factors including, without limitation, those described in this MD&A, could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, increased inflationary pressures limiting consumer and business spending and increasing our operating costs, increased disruptions in our supply chain and increased information security threats.

Regulatory environment and compliance

Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment as well as the applicable segment discussions under Principal business risks in section 5, Business segment analysis.

3 MD&A Performance targets, outlook, assumptions and risks

Changes in applicable laws, the failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings could have an adverse effect on our business, financial performance and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance and reputation. The increase in laws and regulations around customer interactions and the technological evolution of our business further create an environment of complex compliance requirements that must be adequately managed. The failure to comply with legal or regulatory obligations applicable to us could expose us to

Competitive environment

Competitive activity in our industry, including from technological substitution and the expansion of alternative service providers, is intense and contributes to disruptions in each of our business segments

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated during the COVID-19 pandemic. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies reserving spectrum at favourable pricing for regional facilities-based wireless service providers distort market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

litigation, significant fines and penalties, and operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in the areas of privacy, accessibility, data governance and other ESG topics, require enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2022 Annual Information Form.

Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. In addition, new technologies create a potential for diversifying our product and service offerings and create growth opportunities. If we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

We expect these trends, some of which have intensified during the COVID-19 pandemic, to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•

Adverse economic conditions, such as economic downturns or recessions, increasing interest rates and inflation, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services

•

The COVID-19 pandemic and the restrictive measures mandated or recommended to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve, which could adversely affect the sale of our products and services, as well as our revenues and cash flows

•

The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic could continue, thereby adversely impacting our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

40      BCE INC. ANNUAL FINANCIAL REPORT 2022

3 MD&A Performance targets, outlook, assumptions and risks

•

Changes in customer behaviour adopted during the COVID-19 pandemic could result in continued suppression by customers of mobile phone data and offloading onto Wi-Fi networks as customers work from home, as well as influence customer adoption of new services including, without limitation, 5G and IoT

•

Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•

Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn

•

The proposed combination of Rogers Communications Inc. (Rogers) and Shaw Communications Inc. (Shaw) could create a Canadian competitor with larger scale, and the proposed sale of Freedom Mobile to Québecor Inc. could change competitive dynamics in several provinces, all of which could have adverse implications for each of our business segments

•

The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn, which trends are expected to increase with the continued adoption of 5G and 5G+

•

Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

•

The timely rollout of 5G and 5G+ mobile services may be adversely impacted by government decisions, constraints on access to network equipment, labour shortages and potential operational challenges in delivering new technology

•

Cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

•

Spending rationalization by business customers could lead to further reductions in sales of traditional connectivity, value-added services and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

•	Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our Bell CTS segment

•	The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business
•

Subscriber and viewer growth is challenged by changing viewer habits, the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as account stacking, CRTC arbitration and a fragmentation of audiences due to an abundance of choices

•

While most COVID-19 restrictive measures were lifted during 2022, the ongoing resultant changes in customer behaviour could further negatively affect Bell Media’s revenues. In addition, the reintroduction of some or all of these measures could adversely affect Bell Media’s revenues in future periods.

•

Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

•

The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•

Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services, which has been exacerbated since the beginning of the COVID-19 pandemic due to a decline in radio audience driven by reduced travel needs and altered daily routines

•

The launch by Canadian and international competitors of low earth orbit (LEO) satellites to provide connectivity, primarily in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel Inc. (Northwestel), operating in Canada’s North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.

For a further discussion of our competitive environment and related risks, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

3 MD&A Performance targets, outlook, assumptions and risks

Security management and data governance

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our networks and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

The COVID-19 pandemic and recent geopolitical events have further increased our exposure to information security threats. Initially adopted in the context of the COVID-19 pandemic, remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

•	Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

•

Theft, loss, unauthorized disclosure, destruction, encryption or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions

•	Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

•	Physical damage to network assets impacting service continuity

•

Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•	Increased fraud as criminals leverage stolen information against our customers, our employees or our company

•

Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

•

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•	Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have.

42      BCE INC. ANNUAL FINANCIAL REPORT 2022

3 MD&A Performance targets, outlook, assumptions and risks

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Failure to implement effective data governance could harm our brand and reputation, expose us to regulatory pressure and penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including those of the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed or adopted federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement effective data governance encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

4 MD&A Consolidated financial analysis

4    Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2022 compared with 2021. It focuses on BCE’s consolidated operating results and provides financial information for our Bell Wireless, Bell Wireline and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1   Introduction

BCE consolidated income statements

	2022	2021	$ change	% change

Operating revenues

Service	20,956	20,350	606	3.0%

Product	3,218	3,099	119	3.8%

Total operating revenues	24,174	23,449	725	3.1%

Operating costs	(13,975)	(13,556)	(419)	(3.1%	)

Adjusted EBITDA	10,199	9,893	306	3.1%

Adjusted EBITDA margin	42.2%	42.2%		–

Severance, acquisition and other costs	(94)	(209)	115	55.0%

Depreciation	(3,660)	(3,627)	(33)	(0.9%	)

Amortization	(1,063)	(982)	(81)	(8.2%	)

Finance costs

Interest expense	(1,146)	(1,082)	(64)	(5.9%	)

Net return (interest) on post-employment benefit plans	51	(20)	71	n.m.

Impairment of assets	(279)	(197)	(82)	(41.6%	)

Other (expense) income	(115)	160	(275)	n.m.

Income taxes	(967)	(1,044)	77	7.4%

Net earnings	2,926	2,892	34	1.2%

Net earnings attributable to:

Common shareholders	2,716	2,709	7	0.3%

Preferred shareholders	152	131	21	16.0%

Non-controlling interest	58	52	6	11.5%

Net earnings	2,926	2,892	34	1.2%

Adjusted net earnings	3,057	2,895	162	5.6%

Net earnings per common share (EPS)	2.98	2.99	(0.01)	(0.3%	)

Adjusted EPS	3.35	3.19	0.16	5.0%

n.m.: not meaningful

44      BCE INC. ANNUAL FINANCIAL REPORT 2022

4 MD&A Consolidated financial analysis

BCE statements of cash flows – selected information

	2022	2021	$ change	% change

Cash flows from operating activities	8,365	8,008	357	4.5%

Capital expenditures	(5,133)	(4,852)	(281)	(5.8%)

Free cash flow	3,067	2,980	87	2.9%

BCE operating revenues grew by 3.1% in 2022, compared to last year, resulting from higher year-over-year service revenues of 3.0%, mainly driven by wireless, Internet, and media growth, moderated by ongoing erosion in voice and satellite TV revenues and lower business solutions services revenue. Product revenues also contributed to the increase in operating revenues, reflecting a 3.8% year-over-year increase, primarily due to higher wireless product sales.

In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.

BCE’s adjusted EBITDA increased by 3.1% in 2022, over last year, driven by growth from our Bell Wireless and Bell Media segments, whereas our Bell Wireline segment remained stable year over year. The higher operating costs, including greater media programming expenses, inflationary cost pressures and storm recovery costs, were more than offset by increased operating revenues. This drove a corresponding adjusted EBITDA margin of 42.2% in 2022, which remained unchanged from last year.

In 2022, BCE’s cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

4.2   Customer connections

BCE net activations (losses)

	2022	2021	% change

Wireless mobile phone net subscriber activations (losses)	489,901	294,842	66.2%

Postpaid	439,842	301,706	45.8%

Prepaid	50,059	(6,864)	n.m.

Wireless mobile connected device net subscriber activations	202,024	193,641	4.3%

Wireline retail high-speed Internet net subscriber activations	201,762	152,285	32.5%

Wireline retail TV net subscriber activations (losses)	5,148	2,530	n.m.

IPTV	94,400	76,068	24.1%

Satellite	(89,252)	(73,538)	(21.4%	)

Wireline retail residential NAS lines net losses	(175,788)	(185,327)	5.1%

Total services net activations	723,047	457,971	57.9%

n.m.: not meaningful

4 MD&A Consolidated financial analysis

Total BCE customer connections

	2022	2021	% change

Wireless mobile phone subscribers	9,949,086	9,459,185	5.2%

Postpaid	9,069,887	8,630,045	5.1%

Prepaid	879,199	829,140	6.0%

Wireless mobile connected device subscribers	2,451,818	2,249,794	9.0%

Wireline retail high-speed Internet subscribers (1) (2)	4,258,570	3,861,653	10.3%

Wireline retail TV subscribers (1) (2)	2,751,498	2,735,010	0.6%

IPTV (1) (2)	1,988,181	1,882,441	5.6%

Satellite	763,317	852,569	(10.5%	)

Wireline retail residential NAS lines (1) (2)	2,190,771	2,298,605	(4.7%	)

Total services subscribers	21,601,743	20,604,247	4.8%

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(2)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

BCE added 723,047 net retail subscriber activations in 2022, up 57.9% compared to last year. The net retail subscriber activations in 2022 consisted of:

•	489,901 wireless mobile phone net subscriber activations, along with 202,024 wireless mobile connected device net subscriber activations

•	201,762 retail high-speed Internet net subscriber activations

•	5,148 retail TV net subscriber activations comprised of 94,400 retail IPTV net subscriber activations, partly offset by 89,252 retail satellite TV net subscriber losses

•	175,788 retail residential NAS lines net losses

At December 31, 2022, BCE’s retail subscriber connections totaled 21,601,743, up 4.8% year over year, and consisted of:

•	9,949,086 wireless mobile phone subscribers, up 5.2% year over year, and 2,451,818 wireless mobile connected device subscribers, up 9.0% year over year

•	4,258,570 retail high-speed Internet subscribers, 10.3% higher year over year

•

2,751,498 total retail TV subscribers, up 0.6% over the same period last year, comprised of 1,988,181 retail IPTV subscribers, up 5.6% year over year, and 763,317 retail satellite TV subscribers, down 10.5% year over year

•	2,190,771 retail residential NAS lines, down 4.7% year over year

4.3   Operating revenues

BCE

Revenues

(in $ millions)

	2022	2021	$ change	% change

Bell Wireless	9,588	8,999	589	6.5%

Bell Wireline	12,148	12,178	(30)	(0.2%	)

Bell Media	3,254	3,036	218	7.2%

Inter-segment eliminations	(816)	(764)	(52)	(6.8%	)

Total BCE operating revenues	24,174	23,449	725	3.1%

BCE

Total BCE operating revenues increased by 3.1% in 2022, compared to last year, comprised of service revenues of $20,956 million, up 3.0% and product revenues of $3,218 million, up 3.8% over 2021.

The higher year-over-year operating revenue was driven by growth in our Bell Wireless and Bell Media segments, partly offset by a modest decline in our Bell Wireline segment. Bell Wireless operating revenues increased by 6.5% in 2022, due to higher service revenues of 7.3%, combined with greater product revenues of 4.8%. Bell Media operating revenues grew by 7.2% year over year, attributable to higher subscriber and advertising revenues, along with revenues from the return of the F1 Canadian Grand Prix in 2022. Bell Wireline operating revenues declined by 0.2%, compared to 2021, driven by lower service revenues of 0.2% resulting from ongoing voice revenues erosion, partly offset by growth in data and other services revenue.

46      BCE INC. ANNUAL FINANCIAL REPORT 2022

4 MD&A Consolidated financial analysis

4.4   Operating costs

BCE Operating costs (in $ millions)	BCE Operating cost profile 2021	BCE Operating cost profile 2022

	2022	2021	$ change	% change

Bell Wireless	(5,451)	(5,146)	(305)	(5.9%)

Bell Wireline	(6,831)	(6,863)	32	0.5%

Bell Media	(2,509)	(2,311)	(198)	(8.6%)

Inter-segment eliminations	816	764	52	6.8%

Total BCE operating costs	(13,975)	(13,556)	(419)	(3.1%)

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs increased by 3.1% in 2022, compared to 2021, resulting from higher expenses in Bell Wireless of 5.9% and Bell Media of 8.6%, partly offset by lower expenses in Bell Wireline of 0.5%. The increase in expenses reflected higher wireless cost of goods sold from increased product sales, greater media programming and production costs, inflationary cost pressures and storm-related expenses.

4.5   Net earnings

BCE Net earnings (in $ millions)

In 2022, net earnings increased by 1.2%, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense.

4 MD&A Consolidated financial analysis

4.6   Adjusted EBITDA

BCE Adjusted EBITDA (in $ millions)	BCE Adjusted EBITDA (in $ millions) (% adjusted EBITDA margin)

	2022	2021	$ change	% change

Bell Wireless	4,137	3,853	284	7.4%

Bell Wireline	5,317	5,315	2	–

Bell Media	745	725	20	2.8%

Total BCE adjusted EBITDA	10,199	9,893	306	3.1%

BCE

BCE’s adjusted EBITDA increased by 3.1% in 2022, compared to 2021, driven by growth from Bell Wireless and Bell Media, whereas Bell Wireline adjusted EBITDA remained stable year over year. The growth in BCE’s adjusted EBITDA reflected higher operating revenues, moderated by greater operating costs. Adjusted EBITDA margin of 42.2% remained unchanged from last year.

4.7   Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year. This includes severance costs consisting of charges related to involuntary and voluntary employee terminations, as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

BCE Severance, acquisition and other costs (in $ millions)

2022

Severance, acquisition and other costs included:

• Severance costs of $83 million related to involuntary and voluntary employee terminations

• Acquisition and other costs of $11 million

2021

Severance, acquisition and other costs included:

• Severance costs of $171 million related to involuntary and voluntary employee terminations

• Acquisition and other costs of $38 million

48      BCE INC. ANNUAL FINANCIAL REPORT 2022

4 MD&A Consolidated financial analysis

4.8   Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

•	How much we invested in new property, plant and equipment and intangible assets in previous years

•	How many assets we retired during the year

•	Estimates of the useful lives of assets

BCE

Depreciation

(in $ millions)

BCE

Amortization

(in $ millions)

Depreciation

Depreciation in 2022 increased by $33 million, compared to 2021, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services, partly offset by lower accelerated depreciation of 4G network elements as we transition to 5G.

Amortization

Amortization in 2022 increased by $81 million, compared to 2021, mainly due to a higher asset base.

4.9   Finance costs

BCE Interest expense (in $ millions)	BCE Net return (interest) on post-employment benefit plans (in $ millions)

Interest expense

Interest expense in 2022 increased by $64 million, compared to 2021, mainly due to higher average debt balances and higher average interest rates, partly offset by higher capitalized interest.

Net return (interest) on post-employment

benefit plans

Net return (interest) on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2022, the discount rate was 3.2% compared to 2.6% on January 1, 2021.

In 2022, net return on post-employment benefit plans increased by $71 million, compared to last year, as a result of a net asset position in our post-employment benefit plans at the beginning of 2022 compared to a net obligation position at the beginning of 2021, and a higher discount rate in 2022.

The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).

4 MD&A Consolidated financial analysis

4.10 Impairment of assets

2022

During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights.

There was no impairment of Bell Media goodwill.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash generating units (CGUs).

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment.

There was no impairment of Bell Media goodwill.

BCE Impairment of assets (in $ millions)

4.11 Other (expense) income

Other (expense) income includes income and expense items, such as:

• Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans

• Equity income or losses from investments in associates and joint ventures

• Gains or losses on retirements and disposals of property, plant and equipment and intangible assets

• Gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments

• Early debt redemption costs

BCE Other (expense) income (in $ millions)

For the year ended December 31	2022	2021

Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans	(53)	278

Equity losses from investments in associates and joint ventures

Loss on investment	(42)	(49)

Operations	(19)	(46)

Losses on retirements and disposals of property, plant and equipment and intangible assets	(27)	(24)

Gains (losses) on investments	24	(6)

Early debt redemption costs	(18)	(53)

Other	20	60

Total other (expense) income	(115)	160

50      BCE INC. ANNUAL FINANCIAL REPORT 2022

4 MD&A Consolidated financial analysis

2022

Other expense of $115 million included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and losses on operations from our equity investments, losses on retirements and disposals of property, plant and equipment and intangible assets and early debt redemption costs, partly offset by gains on investments which included a gain related to the sale of our wholly-owned subsidiary, 6362222 Canada Inc. (Createch).

2021

Other income of $160 million included net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by early debt redemption costs, losses on our equity investments which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and losses on operations from our equity investments.

4.12  Income taxes

BCE Income taxes (in $ millions)	The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for 2022 and 2021.

	For the year ended December 31	2022	2021
	Net earnings	2,926	2,892
	Add back income taxes	967	1,044
	Earnings before income taxes	3,893	3,936
	Applicable statutory tax rate	26.8%	26.8%
	Income taxes computed at applicable statutory rates	(1,043)	(1,055)
	Non-taxable portion of gains (losses) on investments	4	(1)
	Uncertain tax positions	91	16
	Change in estimate relating to prior periods	–	2
	Non-taxable portion of equity losses	(18)	(26)
	Previously unrecognized tax benefits	–	15
	Other	(1)	5
	Total income taxes	(967)	(1,044)

	Average effective tax rate	24.8%	26.5%

	Income taxes in 2022 decreased by $77 million, compared to 2021, mainly due to a higher value of uncertain tax positions favourably resolved in 2022 compared to 2021 and lower taxable income.

4.13  Net earnings attributable to common shareholders and EPS

BCE Net earnings attributable to common shareholders (in $ millions)	BCE EPS (in $)	BCE Adjusted net earnings (in $ millions)	BCE Adjusted EPS (in $)

4 MD&A Consolidated financial analysis

Net earnings attributable to common shareholders in 2022 increased by $7 million, compared to 2021, due to higher adjusted EBITDA, lower severance, acquisition and other costs, lower income taxes and a higher net return on post-employment benefit plans, partly offset by higher other expense mainly due to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, higher depreciation and amortization, higher impairment of assets, and higher interest expense. Despite increased net earnings attributable to common shareholders, EPS in 2022 decreased by $0.01, compared to 2021, due to a higher average number of common shares outstanding.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, adjusted net earnings in 2022 was $3,057 million, or $3.35 per common share, compared to $2,895 million, or $3.19 per common share, in 2021.

4.14 Capital expenditures

BCE Capital expenditures (in $ millions) Capital intensity (%)

BCE capital expenditures of $5,133 million in 2022 increased by 5.8% over last year, with a corresponding capital intensity ratio of 21.2%, up 0.5 pts over 2021. Our capital spending reflected the accelerated buildout of our wireline FTTP and wireless 5G networks.

4.15 Cash flows

In 2022, BCE’s cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

BCE

Cash flows from operating activities

(in $ millions)

BCE

Free cash flow

(in $ millions)

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5 MD&A Business segment analysis Bell Wireless

5    Business segment analysis

5.1  Bell Wireless

In 2022, we delivered industry-leading wireless financial results reflecting our focus on profitable growth and customer base management, as we welcomed 489,901 total net new postpaid and prepaid mobile phone subscribers, up 66.2% compared to 2021.

Financial performance analysis

2022 performance highlights

Bell Wireless	Bell Wireless
Revenues (in $ millions)	Adjusted EBITDA (in $ millions) (% adjusted EBITDA margin)

Total mobile phone subscriber growth	Mobile phone postpaid net subscriber activations in 2022	Mobile phone prepaid net subscriber activations in 2022	Mobile phone postpaid churn in 2022	Mobile phone blended average revenue per user (ARPU) (1) per month
+5.2% in 2022	439,842 Increased 45.8% vs. 2021	50,059 Increased by 56,923 net activations vs. 2021	0.92% Decreased 0.01 pts vs. 2021	+2.8% 2022: $59.30 2021: $57.66

(1)

Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

5 MD&A Business segment analysis Bell Wireless

Bell Wireless results

Revenues

	2022	2021	$ change	% change

External service revenues	6,821	6,355	466	7.3%

Inter-segment service revenues	44	45	(1)	(2.2%)

Operating service revenues	6,865	6,400	465	7.3%

External product revenues	2,714	2,593	121	4.7%

Inter-segment product revenues	9	6	3	50.0%

Operating product revenues	2,723	2,599	124	4.8%

Bell Wireless operating revenues	9,588	8,999	589	6.5%

Bell Wireless operating revenues increased by 6.5% in 2022, compared to last year, due to both higher service and product revenues.

Service revenues increased by 7.3% in 2022, compared to 2021, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

These factors were partly offset by:

•	Lower data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Product revenues increased by 4.8% in 2022, compared to last year, due to a greater sales mix of premium mobile phones, partly offset by lower volumes.

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change

Operating costs	(5,451)	(5,146)	(305)	(5.9%	)

Adjusted EBITDA	4,137	3,853	284	7.4%

Adjusted EBITDA margin	43.1%	42.8%		0.3 pts

Bell Wireless operating costs increased by 5.9% in 2022, compared to last year, driven by:

•	Greater cost of goods sold as a result of the higher product revenues

•	Higher network operating costs from the continued deployment of our mobile 5G network

•	Greater payments to other carriers corresponding to the higher roaming revenues

Bell Wireless adjusted EBITDA increased by 7.4% in 2022, compared to 2021, due to greater operating revenues, moderated by higher operating costs. Adjusted EBITDA margin of 43.1% in 2022 increased by 0.3 pts over last year, primarily driven by the flow-through of service revenue growth.

Bell Wireless operating metrics

	2022	2021	Change	% change

Mobile phones

Blended ARPU ($/month)	59.30	57.66	1.64	2.8%

Gross subscriber activations	1,953,912	1,653,771	300,141	18.1%

Postpaid	1,355,772	1,201,659	154,113	12.8%

Prepaid	598,140	452,112	146,028	32.3%

Net subscriber activations (losses)	489,901	294,842	195,059	66.2%

Postpaid	439,842	301,706	138,136	45.8%

Prepaid	50,059	(6,864)	56,923	n.m.

Blended churn % (average per month)	1.27%	1.23%		(0.04) pts

Postpaid	0.92%	0.93%		0.01 pts

Prepaid	4.85%	4.31%		(0.54) pts

Subscribers	9,949,086	9,459,185	489,901	5.2%

Postpaid	9,069,887	8,630,045	439,842	5.1%

Prepaid	879,199	829,140	50,059	6.0%

Mobile connected devices

Net subscriber activations	202,024	193,641	8,383	4.3%

Subscribers	2,451,818	2,249,794	202,024	9.0%

n.m.: not meaningful

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5 MD&A Business segment analysis Bell Wireless

Mobile phone blended ARPU of $59.30 in 2022 increased by 2.8%, compared to last year, reflecting our continued focus on high-quality subscriber growth. The year-over-year increase was driven by:

•	Higher roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions

•	Flow-through of rate increases

These factors were partly offset by:

•	Decreased data overages driven by greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

Mobile phone gross subscriber activations grew by 18.1% in 2022, compared to 2021, due to both higher postpaid and prepaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 12.8% in 2022, compared to last year, driven by higher retail store traffic, increased immigration due to the easing of COVID-19 restrictions, greater business customer demand, continued 5G momentum and successful promotions including an increased focus on bundling wireless services with Internet

•

Mobile phone prepaid gross subscriber activations increased by 32.3% in 2022, compared to last year, due to greater market activity driven by increased immigration and travel to Canada as a result of the easing of COVID-19 restrictions throughout the year

Mobile phone net subscriber activations increased by 66.2% in 2022, compared to 2021, due to both higher postpaid and prepaid net subscriber activations.

•	Mobile phone postpaid net subscriber activations increased by 45.8% in 2022, compared to last year, driven by greater gross activations, partly offset by higher subscriber deactivations

•	Mobile phone prepaid net subscriber activations increased by 56,923 in 2022, compared to last year, due to higher gross activations, partly offset by greater subscriber deactivations

Mobile phone blended churn of 1.27% in 2022 increased by 0.04 pts, compared to 2021.

•	Mobile phone postpaid churn of 0.92% in 2022 improved by 0.01 pts, compared to last year, reflecting our continued investment in customer experience, retention and mobile networks

•

Mobile phone prepaid churn of 4.85% in 2022 increased by 0.54 pts, compared to last year, due to higher year-over-year customer deactivations, as a result of greater market activity and more attractive promotional offers on postpaid discount brands

Mobile phone subscribers at December 31, 2022 totaled 9,949,086, an increase of 5.2%, from 9,459,185 subscribers reported at the end of last year. This consisted of 9,069,887 postpaid subscribers, an increase of 5.1% from 8,630,045 subscribers at the end of 2021, and 879,199 prepaid subscribers, an increase of 6.0% from 829,140 subscribers at the end of 2021.

Mobile connected device net subscriber activations increased by 4.3% in 2022, compared to last year, due to greater demand for IoT solutions, including connected car subscriptions, offset in part by higher net losses from data devices, primarily fewer tablet activations.

Mobile connected device subscribers at December 31, 2022 totaled 2,451,818, an increase of 9.0% from 2,249,794 subscribers reported at the end of 2021.

Competitive landscape and industry trends

This section contains forward-looking statements, including relating to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Competitive landscape

The Canadian wireless industry has experienced strong subscriber growth in recent years, supported by immigration and population growth; the trend toward multiple devices; the expanding functionality of data and related applications; and the adoption of mobile devices and services, including connected devices. Various public health measures in place during the COVID-19 pandemic in 2020 and 2021 led to pent-up demand for mobile devices in 2022. The mobile phone penetration rate increased to over 102% in Canada in 2022, with further increases in penetration expected in 2023. By comparison, the mobile phone penetration rate in the U.S. is well over 100%, and even higher in Europe and Asia, suggesting an opportunity for continued growth in Canada.

In 2022, the Canadian wireless market continued to recover from the challenges related to the COVID-19 pandemic. Pandemic impacts, particularly related to roaming, subsided as consumer travel volumes largely returned to pre-pandemic levels. Additionally, with members of the workforce returning to traditional work environments, workers offloading their mobile device traffic onto Wi-Fi moderated, resulting in increased domestic data usage. The Canadian wireless market continued to experience increased levels of competition nationally. This high level of competitive intensity has led to continued declines in chargeable data usage and larger allotments of data, in addition to other factors, such as the popularity of data sharing plans and an evolving shift in the customer mix towards non-traditional wireless devices and tools such as video chats. These factors, combined with increases in overall data usage, which is expected to grow with the ongoing commercialization of 5G, led to widespread adoption and promotion of unlimited data plans and device financing plans by all national carriers. The build-out of 5G network infrastructure continued in 2022, with 5G coverage of approximately 80% of the Canadian population by the national carriers at the end of 2022, compared to approximately 70% at the end of 2021. For Bell, our accelerated 5G investments are underpinned by our capital expenditure acceleration program, which commenced in 2021 and continued in 2022. Our long-standing commitment to network excellence is reflected in multiple independent third-party awards and recognition received in 2022, including from PCMag for three years in a row.

The Canadian wireless industry continues to be highly competitive and capital-intensive, with carriers continuing to expand and enhance their broadband wireless networks, including the ongoing build-out of 5G, as well as significant investments in spectrum.

5 MD&A Business segment analysis Bell Wireless

Competitors

•	Large facilities-based national wireless service providers Rogers and the Telus Corporation group of companies (Telus)

•	Smaller facilities-based wireless service provider Shaw, which currently provides service in Toronto, Calgary, Vancouver, Edmonton and Ottawa, as well as in several communities in southwestern Ontario

•

Regional facilities-based wireless service providers Vidéotron Ltée (Vidéotron), which provides service in Montréal and other parts of Québec; Saskatchewan Telecommunications Holding Corporation, which provides service in Saskatchewan; Bragg Communications Inc. (Eastlink), which provides service in the three Maritime provinces

Industry trends

Wireless growth continues to be driven by increasing data usage and adoption, including: higher-value smartphones, unlimited data offerings, shared family data plans, and growth in IoT devices. In addition, consumers continue to replace wireline access with wireless access and related data services. These trends are expected to continue to drive a growing demand for wireless data services for the foreseeable future, particularly as the industry continues to shift to 5G. Industry ARPU is expected to continue growing at a more moderate rate than 2022, compared to periods prior to the COVID-19 pandemic, particularly considering that roaming revenues have returned to pre-pandemic levels.

While LTE and LTE-A technologies increase download speeds, encourage data usage and enhance the customer experience, growth in data traffic poses challenges to mobile access technology. To better manage this data traffic, Canadian providers continue to evolve their networks and deploy spectrum to support the shift to 5G. In 2022, the industry, including Bell, began to operationalize 3500 MHz spectrum acquired in 2021, enabling faster data speeds and increased capacity. We expect the 3800 MHz and millimetre wave (mmWave) spectrum auctions held by ISED to commence in 2023 and 2024, respectively, and these will be important to the expansion of 5G networks. The high capacity and near instant connections offered by mobile 5G and 5G+ will support a virtually unlimited range of new consumer and business applications in coming years, including virtual and augmented reality, AI and machine learning, immersive entertainment services, connected vehicles, smart cities and enhanced rural access, and unprecedented IoT opportunities for business and government enterprises. We expect 5G and 5G+ technology to provide a significant opportunity for future growth in the industry.

IoT technologies connect communications-enabled devices via wireless technologies, allowing them to exchange key information and share processes. Advanced platforms and networks are already in place in industries such as transportation and logistics, utilities and fleet management, with deployment ongoing in other sectors, including smart cities, manufacturing, retail, food services, consumer utilities, and connected cars. These and other industries are looking to IoT, combined with other applications, to digitally transform themselves and generate value from their connections. IoT represents a meaningful opportunity for growth in wireless products and services, with secure connectivity, customer value, productivity and efficiency. While IoT applications generally have lower ARPU, they tend to generate high service volumes with low or no subsidy costs, thereby supporting both revenue growth and margins. In 2022, we added 202,024 connected devices, bringing our connected device subscriber base to 2,451,818 million, up 9% from 2021.

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5 MD&A Business segment analysis Bell Wireline

5.2    Bell Wireline

We expanded our fibre network to an additional 854,000 locations in 2022, our biggest annual fibre buildout ever, driving our highest retail Internet net activations in 16 years and strong residential Internet revenue growth. These results are a testament to the power of fibre-based Internet service that provides the fastest, dedicated symmetrical speeds that cable technology cannot match.

Financial performance analysis

2022 performance highlights

Bell Wireline	Bell Wireline
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

Retail high-speed Internet (1) (2) subscriber growth	Retail high-speed Internet net subscriber activations in 2022	New fibre connections
+10.3%	201,762	854,000
in 2022	Increased 32.5% vs. 2021	Homes and businesses in 2022

Retail TV (1) (2) subscriber growth	Retail IPTV net subscriber activations in 2022	Retail residential NAS lines (1) (2) subscriber decline
+0.6%	94,400	(4.7%)
in 2022	Increased 24.1% vs. 2021	in 2022

(1)

In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 67,090, 9,025 and 3,456 subscribers, respectively.

(2)

In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 128,065, 2,315 and 64,498 subscribers, respectively.

5 MD&A Business segment analysis Bell Wireline

Bell Wireline results

Revenues

	2022	2021	$ change	% change

Data	7,920	7,871	49	0.6%

Voice	3,002	3,154	(152)	(4.8%	)

Other services	309	289	20	6.9%

External service revenues	11,231	11,314	(83)	(0.7%	)

Inter-segment service revenues	412	358	54	15.1%

Operating service revenues	11,643	11,672	(29)	(0.2%	)

Data	459	463	(4)	(0.9%	)

Equipment and other	45	43	2	4.7%

External product revenues	504	506	(2)	(0.4%	)

Inter-segment product revenues	1	–	1	n.m.

Operating product revenues	505	506	(1)	(0.2%	)

Bell Wireline operating revenues	12,148	12,178	(30)	(0.2%	)

n.m.: not meaningful

Bell Wireline operating revenues decreased by 0.2% in 2022, compared to last year, resulting from ongoing voice revenues erosion, partly offset by growth in data and other services revenue.

Bell Wireline operating service revenues decreased by 0.2% in 2022, compared to 2021.

•	Data revenues grew by 0.6% in 2022, compared to the prior year, driven by:

•	Higher retail Internet and IPTV subscriber bases, coupled with the flow-through of residential rate increases

•	The acquisition of EBOX and other related companies in February 2022, along with the acquisition of Distributel in December 2022

•	Q2 2021 unfavourable retroactive impact from the CRTC decision on wholesale high-speed Internet access services of $44 million, which did not recur this year

•	Greater sales of maintenance contracts for data equipment sold to business customers

These factors were partly offset by:

•	Higher acquisition, retention and bundle discounts on residential services

•	Continued decline in our satellite TV subscriber base

•	Lower business solutions services revenue including the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022

•	Legacy data and IP data services revenue erosion

•	Voice revenues declined by 4.8% in 2022, compared to last year, resulting from:

•	Continued retail residential NAS line erosion, coupled with business voice erosion, reflecting the impact of technological substitution to wireless and Internet-based services

•	Lower sales of international wholesale long distance minutes

These factors were partly offset by:

•	Flow-through of residential rate increases

•	Other services revenues grew by 6.9% in the year, compared to 2021, mainly from greater data and analytics-related revenues

Bell Wireline operating product revenues were essentially stable year over year, decreasing by 0.2%, compared to last year.

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change

Operating costs	(6,831)	(6,863)	32	0.5%

Adjusted EBITDA	5,317	5,315	2	–

Adjusted EBITDA margin	43.8%	43.6%		0.2 pts

Bell Wireline operating costs decreased by 0.5% in 2022, compared to 2021, due to:

•	Reduced TV programming and content costs from TV package mix and lower related revenues

•	Lower business solutions services and payments to other carriers costs, associated with the lower corresponding revenues

•	Labour savings driven by workforce reductions, employee redeployment costs in 2021 due to the COVID-19 pandemic and lower call volumes to our customer service centres

These factors were partly offset by:

•	Inflationary cost pressures primarily impacting labour, fuel, and utilities expenses

•	Greater repairs expense related to storm damages, primarily due to Hurricane Fiona

•	Higher expenses related to maintenance contract revenue on data equipment sold to business customers

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5 MD&A Business segment analysis Bell Wireline

Bell Wireline adjusted EBITDA remained essentially unchanged in 2022, compared to last year, as lower operating expenses were offset by lower year-over-year operating revenues. Adjusted EBITDA margin of 43.8% in 2022 increased by 0.2 pts over 2021, driven by the retroactive impact of the CRTC decision on wholesale high-speed Internet access services in Q2 2021, which did not recur this year, partly offset by inflationary expense pressures and storm-related costs.

Bell Wireline operating metrics

Data

Retail high-speed Internet

	2022	2021	Change	% change

Retail net subscriber activations	201,762	152,285	49,477	32.5%

Retail subscribers (1) (2)	4,258,570	3,861,653	396,917	10.3%

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail high-speed Internet subscriber base increased by 67,090 subscribers.

(2)	In Q4 2022, as a result of the acquisition of Distributel, our retail high-speed Internet subscriber base increased by 128,065 subscribers.

Retail high-speed Internet net subscriber activations increased by 32.5% in 2022, compared to last year, driven by strong residential net activations attributable to the ongoing growth in our FTTP footprint, coupled with increased promotional offers including bundled service offerings, partly offset by greater competitive intensity.

Retail high-speed Internet subscribers totaled 4,258,570 at December 31, 2022, up 10.3% from 3,861,653 subscribers reported at the end of 2021. Our retail high-speed Internet subscriber base includes an increase of 67,090 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 128,065 subscribers in Q4 2022, attributable to the acquisition of Distributel.

Retail TV

	2022	2021	Change	% change

Retail net subscriber activations (losses)	5,148	2,530	2,618	n.m.

IPTV	94,400	76,068	18,332	24.1%

Satellite	(89,252)	(73,538)	(15,714)	(21.4%	)

Total retail subscribers (1) (2)	2,751,498	2,735,010	16,488	0.6%

IPTV (1) (2)	1,988,181	1,882,441	105,740	5.6%

Satellite	763,317	852,569	(89,252)	(10.5%	)

n.m.: not meaningful

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail IPTV subscriber base increased by 9,025 subscribers.

(2)	In Q4 2022, as a result of the acquisition of Distributel, our retail IPTV base increased by 2,315 subscribers.

Retail IPTV net subscriber activations grew by 24.1% in 2022, compared to 2021, driven by increased net activations from higher Internet pull-through, greater promotional offers, and also reflected higher demand for our Fibe TV app streaming service, partly offset by greater competitive intensity, and higher substitution with OTT services.

Retail satellite TV net subscriber losses increased by 21.4% in 2022, compared to last year, attributable to aggressive offers from cable competitors, particularly in rural areas.

Total retail TV net subscriber activations (IPTV and satellite TV combined) increased by 2,618 in 2022, compared to 2021, driven by higher IPTV net activations, partly offset by greater satellite TV net losses.

Retail IPTV subscribers at December 31, 2022 totaled 1,988,181, up 5.6% from 1,882,441 subscribers reported at the end of 2021. Our retail IPTV subscriber base includes an increase of 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 2,315 subscribers in Q4 2022, attributable to the acquisition of Distributel.

Retail satellite TV subscribers at December 31, 2022 totaled 763,317, down 10.5% from 852,569 subscribers reported at the end of 2021.

Total retail TV subscribers (IPTV and satellite TV combined) at December 31, 2022 were 2,751,498 representing a 0.6% increase from 2,735,010 subscribers at the end of 2021. Our retail IPTV subscriber base includes an increase of 9,025 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 2,315 subscribers in Q4 2022, attributable to the acquisition of Distributel.

5 MD&A Business segment analysis Bell Wireline

Voice

	2022	2021	Change	% change

Retail residential NAS lines net losses	(175,788)	(185,327)	9,539	5.1%

Retail residential NAS lines (1) (2)	2,190,771	2,298,605	(107,834)	(4.7%)

(1)	In Q1 2022, as a result of the acquisition of EBOX and other related companies, our retail residential NAS lines subscriber base increased by 3,456 subscribers.

(2)	In Q4 2022, as a result of the acquisition of Distributel, our retail residential NAS lines subscriber base increased by 64,498 subscribers.

Retail residential NAS lines net losses improved by 5.1% in 2022, compared to last year, reflecting lower deactivations primarily in the early part of 2022 due to the COVID-19 pandemic, partly offset by reduced activations, attributable to the impact of ongoing substitution to wireless and Internet-based technologies.

Retail residential NAS lines at December 31, 2022 of 2,190,771 declined by 4.7% from 2,298,605 lines reported at the end of 2021. Our retail residential NAS lines subscriber base includes an increase of 3,456 subscribers in Q1 2022, as a result of the acquisition of EBOX and other related companies, and of 64,498 subscribers in Q4 2022, attributable to the acquisition of Distributel. The decline in retail residential NAS lines of 4.7% represented an improvement over the 7.5% rate of erosion experienced in 2021, mainly from the impact of the aforementioned acquisitions.

Competitive landscape and industry trends

This section contains forward-looking statements, including related to our business outlook, anticipated capital expenditures and network deployment plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Competitive landscape

As with the Canadian wireless industry, wireline markets and operations were affected by the COVID-19 pandemic, particularly during its earlier waves. Physical distancing requirements impacted traditional wireline installations, as installers were restricted from entering customers’ premises. Conversely, with large numbers of workers and students working and learning from home, demand for wireline services surged, with network traffic levels reaching historic levels during the pandemic. Although the residential high-speed Internet market is maturing, with a penetration rate of approximately 91% across Canada at the end of 2022, subscriber growth is expected to continue over the coming years. An estimated 7.5 million Internet subscribers received their service over the networks of the four largest cable companies at the end of 2022, up 2% from approximately 7.4 million at the end of 2021. Meanwhile, an estimated 7.2 million Internet subscribers received their service over the networks of incumbent local exchange carriers (ILECs) like Bell at the end of 2022, up 6% from approximately 6.8 million at the end of 2021. Bell continues to make gains in market share as a result of the ongoing expansion of our FTTP direct fibre network and increased customer penetration of bundled service offerings. Similar to our accelerated 5G investments, our investments to expand our fibre footprint are supported by our capital investment acceleration program, which commenced in 2021 and continued in 2022. While capital expenditures are expected to decrease in 2023, they will remain elevated compared to pre-2020 annual levels as we continue to make generational investments in our networks to support the buildout of our fibre infrastructure. Additionally, we received recognition from PCMag as the top ISP among Canada’s major providers for gaming for the second year in a row.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry and in respect of content. Popular online video services are providing Canadians with more choice about where, when and how to access video content. In 2022, ILECs offering IPTV service grew their subscriber base by an estimated 4% to reach 3.4 million customers, driven by expanded network coverage, enhanced differentiated service and bundled offerings, and marketing and promotions focused on IPTV. Despite this IPTV growth, the combined cable TV and satellite TV subscriber penetration rate was unchanged. Canada’s four largest cable companies had an estimated 4.8 million TV subscribers, or a 48% market share, flat compared to the end of 2021. The balance of industry subscribers were served by satellite TV and regional providers.

In recent years, three of the largest Canadian cable TV companies have launched new TV services based on the Comcast X1 video platform, including Shaw, Rogers and Québecor’s Vidéotron brand. Our IPTV platform (Fibe TV, Fibe TV app and Virgin Plus TV) continues to offer numerous service advantages compared to this cable platform.

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by ongoing conversion to IP-based data services and networks by large business customers. Canada’s four largest cable companies had approximately 2.8 million telephony subscribers at the end of 2022, representing a national residential market share of approximately 41%, down compared to approximately 42% at the end of 2021. Telecommunications companies had an estimated 3.4 million telephony subscribers at the end of 2022, representing approximately 49% market share, relatively flat compared to 2021. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

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5 MD&A Business segment analysis Bell Wireline

Competitors

•	Cable TV providers offering cable TV, Internet and cable telephony services, including:

•	Rogers in Ontario, New Brunswick, Newfoundland and Labrador

•	Vidéotron in Québec

•	Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec

•	Shaw in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario

•	Shaw Direct, providing satellite TV service nationwide

•	Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service

•	Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec

•	Telus and Allstream Inc. provide wholesale products and business services across Canada

•	Various others (such as TekSavvy Solutions, VMedia, and Vonage Canada (a division of Vonage Holdings Corp.) offer resale or VoIP-based local, long distance and Internet services

•	LEO satellite providers offering Internet services

•	OTT voice and/or video services, such as Zoom, Skype, Netflix, Prime Video, Disney+ and YouTube

•	Digital media streaming devices such as Apple TV, Roku and Google Chromecast

•	Other Canadian ILECs and cable TV operators

•	Substitution to wireless services, including those offered by Bell

•	Customized managed outsourcing solutions competitors, such as systems integrators CGI and IBM

•	Wholesale competitors include cable operators, domestic CLECs, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers

•

Competitors for home security range from local to national companies, such as Telus, Rogers, Chubb Fire & Security and Stanley Security. Competitors also include do-it-yourself security providers such as Lorex and home automation service providers such as Ring, Nest and Wyze.

Industry trends

The wireline telecommunications market is expected to remain very competitive in 2023. Technology substitution, including the growth of wireless and VoIP services, is expected to continue to replace higher-margin legacy voice revenues, while digital streaming services and other online content providers are expected to impact traditional linear TV services. Bell is a key provider of these substitution services and the decline in this legacy business is continuing as expected.

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance OTT and DTC streaming services in order to compete for share of viewership in response to evolving viewing habits and consumer demand. TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. We view OTT as an opportunity to add further capabilities to our linear and on-demand assets, providing customers with flexible options to choose the content they want, and encourage greater customer usage of Bell’s high-speed Internet and wireless networks. The latest evolution of our Fibe TV service, powered by Google Android TV technology, has new capabilities and features including access to thousands of apps, including Crave, Netflix and Prime Video, voice remote powered by Google Assistant, universal search and cloud PVR, as well as access to the Fibe TV app.

The Canadian ILECs continue to make significant capital investments in broadband networks, with a focus on FTTP to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable TV companies continue to evolve their cable networks with DOCSIS-related bandwidth enhancements and node splitting. Although this platform increases speed in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term, such as fast symmetrical upload and download speeds. Bell’s pure fibre Internet Gigabit 8.0 offers symmetrical download and upload speeds of 8 Gbps, delivering download speeds five times faster than cable technology and upload speeds 150 times faster than cable technology.

In the business market, the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable TV companies continue to make investments to better compete in the highly contested small and medium-sized business space. Telecommunications companies like Bell are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software as service offerings. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud services, that can have a greater business impact than traditional telecommunications services.

5 MD&A Business segment analysis Bell Media

5.3    Bell Media

Bell Media generated revenue and adjusted EBITDA growth in 2022, even as TV advertising demand across the industry slowed due to uncertain economic conditions. This is a testament to Bell Media’s diversified asset mix, including a growing contribution from digital platforms, our breadth of programming and consistently high ratings for all our TV properties.

Financial performance analysis

2022 performance highlights

Bell Media	Bell Media

Revenues	Adjusted EBITDA

(in $ millions)	(in $ millions)

Bell Media Revenue mix (product)	Bell Media Revenue mix (line of business)

Bell Media results

Revenues

	2022	2021	$ change	% change

External revenues	2,904	2,681	223	8.3%

Inter-segment revenues	350	355	(5)	(1.4%	)

Bell Media operating revenues	3,254	3,036	218	7.2%

Bell Media operating revenues increased by 7.2% in 2022, compared to last year, due to higher subscriber, advertising and other revenues. This included continued growth in digital revenues of 54% in 2022.

•	Advertising revenues grew by 3.7% in 2022, compared to last year, driven by higher OOH and radio advertising revenues due to the ongoing recovery from the effects of the COVID-19 pandemic. TV advertising revenues also contributed to the year-over-year growth, mainly from strong demand by advertisers for the FIFA World Cup Qatar 2022, partly offset by pressures caused by the current economic uncertainty due to inflationary cost pressures, a potential recession and global supply chain challenges.

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5 MD&A Business segment analysis Bell Media

•

Subscriber revenues increased by 8.3% in 2022, compared to 2021, due to the benefit from a one-time retroactive adjustment related to a contract with a Canadian TV distributor in Q1 2022 and the continued growth in Crave and sports streaming direct-to-consumer subscribers

•	Other revenues increased year over year due to the return of the F1 Canadian Grand Prix in Q2 2022, which was cancelled in 2021 due to the COVID-19 pandemic

Operating costs and adjusted EBITDA

	2022	2021	$ change	% change

Operating costs	(2,509)	(2,311)	(198)	(8.6%	)

Adjusted EBITDA	745	725	20	2.8%

Adjusted EBITDA margin	22.9%	23.9%		(1.0) pts

Bell Media operating costs increased by 8.6% in 2022, compared to last year, due to higher sports programming costs, mainly related to the broadcast rights for the FIFA World Cup Qatar 2022, as well as reflecting the return to regular sports broadcast schedules and entertainment programming content deliveries subsequent to COVID-19-related delays in 2021. The year-over-year increase in operating costs was also impacted by the higher costs associated with the return of the F1 Canadian Grand Prix and the temporary waiving in Q1 2021 of CRTC Part I and II broadcasting license fees due to the COVID-19 pandemic.

Bell Media adjusted EBITDA grew by 2.8% in 2022, compared to 2021, driven by greater revenues, moderated by increased operating costs.

Bell Media operating metrics

•	CTV maintained its #1 ranking as the most-watched network in Canada for the 21st year in a row among total viewers in primetime, with 12 of the top 20 programs nationally among total viewers (1)

•

Bell Media maintained its leadership position in the specialty and pay TV market with its English specialty and pay TV properties reaching 77% of all Canadian English specialty and pay TV viewers in the average week among key viewers aged 25 to 54 and with its French specialty and pay TV properties reaching 77% of Québec French specialty and pay TV viewers in an average week (1)

•	Noovo had 3 out of the top 15 most watched regular shows on French conventional TV among viewers aged 25 to 54 (1)

•

Bell Media continued to rank first in unique visitors, total page views and total page minutes in digital media in 2022 among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with 23.7 million unique visitors per month, reaching 73% of the digital audience in 2022 (2).

•	Bell Media remained Canada’s top radio broadcaster in 2022, and it had the #1 musical radio station in Montréal in Fall 2022 (1)

•

Astral continues to be a leading OOH solution provider in Canada, offering over 45,000 faces across Canada through a range of six product lines: outdoor advertising, street furniture, airport, digital large format, transit and indoor place-based. Our products have the potential to reach 13.8 million Canadians weekly in 40 markets, and we offer exclusive advertising presence including 6 of the top 15 airports and 2 of the top transit commissions in Canada.

Competitive landscape and industry trends

This section contains forward-looking statements, including related to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Competitive landscape

Competition in the Canadian media industry has changed in recent years as content is increasingly being controlled by a small number of global competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the TV, radio, OOH advertising and digital media markets:

•

TV: The TV market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

•	Radio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

•	OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets

•

Digital media: Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and requires a shift in focus. Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

(1) Based on data provided by Numeris.

(2) Based on data provided by Comscore, Inc.

5 MD&A Business segment analysis Bell Media

In 2022, advertising demand and spending across the North American media industry was impacted by unfavourable economic conditions and disruptions to supply chains. In particular, TV and radio advertising demand softened as a result of persistently high inflation, fears of a potential recession and supply chain issues in certain key consumer verticals, such as the automotive industry. However, OOH advertising improved as it recovered from the effects of the COVID-19 pandemic due to increased circulation and traffic.

Competitors

TV

•

Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus Entertainment Inc. (Corus), Rogers, Québecor and Canadian Broadcasting Corporation (CBC)/Société Radio-Canada

•	U.S. conventional TV stations and specialty channels

•	OTT streaming providers such as Netflix, Prime Video, Disney+, Apple TV+, Paramount +, discovery+ and DAZN

•	Video-sharing websites such as YouTube, TikTok and Instagram

Radio

•	Large radio operators, such as Rogers, Corus, Cogeco and Stingray Group Inc. that also own and operate radio station clusters in various local markets

•	Radio stations in specific local markets

•	Satellite radio provider SiriusXM

•	Music streaming services such as Spotify and Apple Music

•	Music downloading services such as Apple’s iTunes Store

•	Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH advertising

•	Large outdoor and indoor advertisers, such as Jim Pattison Broadcast Group, Outfront Media, Québecor, Branded City, REC Media, UB Media and Rouge Media (a division of Rogers Sports & Media)

•	Numerous smaller and local companies operating a limited number of display faces in a few local markets

•	Other media such as TV, radio, print media and the Internet

Industry trends

Consumers continue to have access to an array of online entertainment and information alternatives that did not previously exist. While traditional linear TV has historically been the only way to access entertainment programming, the increase in alternative entertainment options has led to a fragmentation in consumption habits. Although more time is still spent on traditional linear TV compared to other forms of video consumption, people are increasingly consuming content on their own terms from an assortment of services and in a variety of formats. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While the majority of households use pure OTT services, such as Crave, Netflix, Prime Video, Disney+ and Apple TV+, to complement linear TV consumption, an increasing number are using these services as alternatives to a traditional linear package.

Premium video content has become increasingly important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Prime Video, Disney+, DAZN and Apple TV+, has already resulted in higher program rights costs and may also make it more difficult to secure content, which is a trend that is expected to continue into the future.

Consumer viewing behaviour is continually changing and media companies are adjusting by evolving and personalizing their content offerings. They are launching their own solutions with the objective of better competing with non-traditional offerings through DTC products such as Bell Media’s bilingual Crave service, TSN and RDS, all of which offer streaming on a variety of platforms. Access to live sports, immersive experiences and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscriber revenue. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies.

In addition, there has been a shift in how advertisers want to buy advertising across all media platforms. The growth of digital consumption has also given advertisers the opportunity to buy more targeted inventory and to buy inventory via self-serve and programmatically. As a result, Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

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5 MD&A Business segment analysis

5.4    Segmented business outlook, assumptions and risks

This section contains forward-looking statements, including relating to our projected financial performance for 2023 and our business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Effective Q1 2023, our externally reported segments will change to Bell CTS and Bell Media. As a result of our reporting changes, the business outlook, assumptions and risks outlined in this section are presented in accordance with our new reporting segments. Refer to section 1.2, About BCE for further details.

Bell CTS

Business outlook and assumptions

2023 outlook

We expect revenue growth to be driven by continued subscriber base expansion.

Wireless subscriber growth is expected to be supported by an accelerating 5G upgrade cycle, higher immigration levels and our focus on multi-product cross sales. We remain focused on sustaining our market share of national operators’ postpaid mobile phone net additions in a disciplined and cost-conscious manner, while also continuing to grow our prepaid subscriber base. We expect higher, but more moderate, growth in ARPU driven by increased 5G subscriptions and higher roaming revenue, partly offset by reduced data overage revenue resulting from the continued adoption of unlimited plans. We will also seek to achieve higher revenues from the flow-through of pricing changes, as well as IoT services and applications in the areas of retail, business, transportation, and urban city optimization.

Continued expansion of our retail Internet and TV subscriber bases is expected to be supported by a broader FTTP service footprint together with higher household penetration, further penetration of WHI access technology in rural communities, further scaling of Bell’s app-based live TV streaming services and the introduction of new products and features. The broadband network advantage that we are building with the continued deployment of fibre across our service footprint positions us well to continue growing Internet market share and revenue. We will continue to focus on winning the home by leveraging our symmetrical Internet speed advantage over cable and delivering the best available Wi-Fi experience and content on the customer’s TV platform of choice in order to drive higher Internet and TV net customer additions. Consumer wireline growth is also to be supported by our acquisitions of EBOX and Distributel in 2022.

In our business markets, we expect an improving financial performance trajectory predicated on higher product sales and resumption of project spending by large enterprise customers as global supply constraints for telecom data equipment are expected to ease. However, as large enterprise customers continue to look for opportunities to leverage low-cost technologies to grow and transform the workforce of the future and face increased uncertainty about future economic conditions, spending on telecommunications services and products is expected to be variable. In addition, ongoing customer migrations from traditional technologies to IP-based systems and demand for cheaper bandwidth alternatives will continue to impact business markets’ results in 2023. We intend to offset the revenue decline from traditional legacy telecommunications services by continuing to develop unique services and value enhancements to improve the client experience through new features such as cloud access, and security and collaboration services. Further, we intend to use marketing initiatives and other customer-specific strategies to slow the pace of NAS erosion, while also investing in direct fibre expansion, 5G and new solutions in key portfolios such as Internet and private networks, cloud services, unified communications and security. We will also continue to focus on delivering network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services.

We expect the overall level of competitive intensity in our small and medium-sized business markets to remain high, as cable operators and other telecom competitors look to these customer segments as potential growth opportunities. We also intend to introduce service offerings that help drive innovative solutions and value for our small and medium-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them.

We are maintaining a sharp focus on our operating cost structure to help offset pressures related to customer growth and retention, the ongoing erosion of high-margin wireline voice and other legacy revenues, and competitive repricing pressures in our residential, business and wholesale markets. This, combined with further operating efficiencies enabled by the ongoing expansion of our all-fibre network footprint, changes in consumer behaviour, digital adoption, product and service enhancements and innovation, digital investments and other improvements to the customer service experience, is expected to deliver meaningful cost savings and productivity gains across the organization.

5 MD&A Business segment analysis

Assumptions

•	Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•	Increased competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions

•

Moderating growth in mobile phone blended ARPU, driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due, among others, to the continued adoption of unlimited plans

•	Accelerating business customer adoption of advanced 5G, 5G+ and IoT solutions

•	Improving wireless handset device availability in addition to stable device pricing and margins

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint

•	Continued growth in retail Internet and IPTV subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Increasing customer adoption of OTT services resulting in downsizing of TV packages

•

Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•

Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Key growth drivers

•	Higher immigration levels

•	A greater number of customers on our 5G and 5G+ networks

•	Cross-sell to customers who do not have all their telecommunication services with Bell

•	Expansion of FTTP footprint

•	Increasing FTTP and WTTP customer penetration

•	Continued growth in retail Internet and IPTV subscribers

•	Expansion of our business customer relationships to drive higher revenue per customer

•	Ongoing service innovation and product value enhancements

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Principal business risks

This section discusses certain principal business risks specifically related to the Bell CTS segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

Aggressive competition

Risk

•	The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

•	The intensity of competitive activity coupled with new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors

Potential impact

•	Pressure on our revenue, adjusted EBITDA, ARPU and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., installments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, in order to attract new customers

•	An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS’s adjusted EBITDA

Regulatory environment

Risk

•	Increased regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding)

•	The CRTC could mandate rates for the new disaggregated wholesale high-speed access service available on FTTP facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities, or modify the network configuration of this new service in a way that materially improves the business position of our competitors

•	The courts could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019

Potential impact

•	Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS segment

•	In respect of the new disaggregated wholesale high-speed access service available on FTTP facilities, the mandating of rates that are materially different from the rates we proposed or the adoption of a network configuration advantageous for our competitors, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business

Market environment, technological advancement and changing customer behaviour

Risk

•	Slower wireless subscriber growth due to high Canadian smartphone penetration and reduced or slower immigration flow

•	With technological advancement, the traditional TV viewing model (i.e., a subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

•	The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

•	Changing customer habits further contribute to the erosion of NAS lines

Potential impact

•	A maturing wireless market could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

•	Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy

•	The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

•	The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

5 MD&A Business segment analysis

Bell Media

Business outlook and assumptions

2023 outlook

We expect to generate positive media revenue growth in 2023. While the advertising market continues to be adversely affected by economic uncertainty, including fears of a potential recession, and ongoing supply chain challenges, we expect a gradual recovery to begin in the second half of the year. Subscriber revenue is expected to reflect the non-recurrence of a one-time revenue adjustment in 2022, but moderated by the flow-through of BDU carriage renewals and continued scaling of DTC products, including Crave. The effects of shifting media consumption towards competing OTT and digital platforms, as well as further TV cord-shaving and cord-cutting, are also expected to continue to negatively impact subscriber volumes.

We remain committed to advancing our digital-first media strategy, including growing digital revenues and DTC subscribers, and increasing usage of our ad buying optimization platforms. We also intend to continue controlling costs by achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

Across our media properties, particularly in TV, we intend to leverage the strength of our market position combined with enhanced audience targeting to continue offering advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including: successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; producing and commissioning high-quality Canadian content, including market-leading news; and scaling our SAM TV and Bell DSP ad buying optimization platforms, which give customers the ability to plan, activate and measure marketing campaigns using Bell’s premium first-party data and TV inventory.

Our sports offerings are expected to continue to deliver popular content and viewing experiences to our TV and DTC audiences. These offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production.

Through Crave, our bilingual TV and streaming service, we will continue to leverage our investments in premium content (including HBO, HBO Max, STARZ and original French-language programming) in order to attract pay TV and DTC subscribers. We intend to continue expanding platform distribution and delivering user experience improvements.

In our French-language TV services, we will continue to optimize our programming with a view to increasing our appeal to audiences, supported in particular by Noovo content offerings.

In radio, we intend to leverage the strength of our market position to continue offering advertisers, both nationally and locally, attractive opportunities to reach their target audiences. Additionally, in conjunction with our TV properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, and offer other synergistic efficiencies.

In our OOH operations, we plan to leverage the strength of our products to provide advertisers with attractive opportunities in key Canadian markets. We will also continue to seek new opportunities to support the growing demand in digital, including converting certain outdoor structures to digital and adding new boards.

Assumptions

•	Overall revenue expected to reflect continued scaling of our SAM TV and DSP buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

•	Continued escalation of media content costs to secure quality programming

•	Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution

•	Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•	Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•	Ability to successfully acquire and produce highly-rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Key growth drivers

•	Continued scaling of SAM TV and Bell DSP buying platforms

•	Ongoing growth in BDU rates

•	Build out digital experiences and expand distribution in order to support audience growth and increase advertising inventory

•	Grow TV audiences and generate revenue from continued investment in Noovo original programming

•	Maintain strength in audience performance across all platforms

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Principal business risks

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

Advertising and subscription

revenue uncertainty

Risk

•	Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services. Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is further being challenged by such global-scale players.

•	The advertising market could be further impacted by cancelled or delayed advertising campaigns from many sectors due to economic uncertainty or a reintroduction of restrictive measures related to the COVID-19 pandemic

•	Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date

Potential impact

•	Economic uncertainty or a reintroduction of restrictive COVID-19-related measures could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue.

•	If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Aggressive competition, piracy

and regulatory constraints

Risk

•	The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video-on-demand (VOD), personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale

Potential impact

•	Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Rising content costs and ability to secure key content

Risk

•	Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth

Potential impact

•	Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

•	Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

6 MD&A Financial and capital management

6    Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1  Net debt

	2022	2021	$ change	% change

Long-term debt	27,783	27,048	735	2.7%

Debt due within one year	4,137	2,625	1,512	57.6%

50% of preferred shares (1)	1,935	2,002	(67)	(3.3%)

Cash	(99)	(289)	190	65.7%

Cash equivalents	(50)	–	(50)	n.m.

Net debt	33,706	31,386	2,320	7.4%

n.m.: not meaningful

(1)

50% of outstanding preferred shares of $3,870 million and $4,003 million at December 31, 2022 and December 31, 2021, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $1,512 million in debt due within one year and $735 million in long-term debt was due to:

•	the issuance by Bell Canada of Series M-57 MTN debentures with a total principal amount of $1 billion in Canadian dollars

•	the issuance by Bell Canada of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars)

•	an increase in our securitized receivables of $700 million

•	an increase of $482 million mainly due to foreign exchange fluctuations on hedged U.S. debt and net issuances of other debt

•	an increase in our notes payable (net of repayments) of $111 million

Partly offset by:

•	the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars

The decrease in cash of $190 million and the increase in cash equivalents of $50 million was mainly due to:

•	$5,133 million of capital expenditures

•	$3,312 million of dividends paid on BCE common shares

•	$2,023 million of repayment of long-term debt

•	$429 million paid, net of cash acquired, mainly for the acquisition of Distributel and EBOX and other related companies

•	$255 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$136 million of dividends paid on BCE preferred shares

•	$125 million paid for the repurchase of BCE preferred shares

Partly offset by:

•	$8,365 million of cash flows from operating activities

•	$1,951 million of issuance of long-term debt

•	$700 million increase in securitized receivables

•	$171 million from the issuance of common shares under our employee stock option plan

•	$111 million increase in notes payable

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6 MD&A Financial and capital management

6.2   Outstanding share data

Common shares outstanding	Number of shares

Outstanding, January 1, 2022	909,018,871

Shares issued under deferred share plan	11,003

Shares issued under employee stock option plan	2,952,992

Outstanding, December 31, 2022	911,982,866

Stock options outstanding	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,952,992)	58

Forfeited or expired	(23,624)	65

Outstanding, December 31, 2022	7,802,108	61

Exercisable, December 31, 2022	4,539,188	58

(1)	The weighted average market share price for options exercised in 2022 was $69.

At March 2, 2023, 912,159,109 common shares and 7,625,865 stock options were outstanding.

6.3   Cash flows

	2022	2021	$ change	% change

Cash flows from operating activities	8,365	8,008	357	4.5%

Capital expenditures	(5,133)	(4,852)	(281)	(5.8%)

Cash dividends paid on preferred shares	(136)	(125)	(11)	(8.8%)

Cash dividends paid by subsidiaries to non-controlling interest	(39)	(86)	47	54.7%

Acquisition and other costs paid	10	35	(25)	(71.4%)

Free cash flow	3,067	2,980	87	2.9%

Business acquisitions	(429)	(12)	(417)	n.m.

Business dispositions	52	–	52	n.m.

Acquisition and other costs paid	(10)	(35)	25	71.4%

Spectrum licences	(3)	(2,082)	2,079	99.9%

Other investing activities	(4)	(72)	68	94.4%

Increase in notes payable	111	351	(240)	(68.4%)

Increase (decrease) in securitized receivables	700	(150)	850	n.m.

Issue of long-term debt	1,951	4,985	(3,034)	(60.9%)

Repayment of long-term debt	(2,023)	(2,751)	728	26.5%

Issue of common shares	171	261	(90)	(34.5%)

Purchase of shares for settlement of share-based payments	(255)	(297)	42	14.1%

Repurchase of preferred shares	(125)	–	(125)	n.m.

Cash dividends paid on common shares	(3,312)	(3,132)	(180)	(5.7%)

Other financing activities	(31)	19	(50)	n.m.

Net (decrease) increase in cash	(190)	65	(255)	n.m.

Net increase in cash equivalents	50	–	50	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

In 2022, BCE’s cash flows from operating activities increased by $357 million, compared to 2021, mainly due to higher adjusted EBITDA, lower income taxes paid, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022, and lower severance and other costs paid, partly offset by lower cash from working capital and higher interest paid.

Free cash flow increased by $87 million in 2022, compared to 2021, mainly due to higher cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by higher capital expenditures.

6 MD&A Financial and capital management

Capital expenditures

	2022	2021	$ change	% change

Bell Wireless	1,084	1,120	36	3.2%

Capital intensity (1)	11.3%	12.4%		1.1 pts

Bell Wireline	3,887	3,612	(275)	(7.6%)

Capital intensity	32.0%	29.7%		(2.3) pts

Bell Media	162	120	(42)	(35.0%)

Capital intensity	5.0%	4.0%		(1.0) pts

BCE	5,133	4,852	(281)	(5.8%)

Capital intensity	21.2%	20.7%		(0.5) pts

(1)	Capital intensity is defined as capital expenditures divided by operating revenues.

BCE capital expenditures of $5,133 million in 2022 increased by 5.8% or $281 million, compared to last year, for a capital intensity ratio of 21.2%, up 0.5 pts over 2021. The variance reflected the following:

•

Lower capital spending in our wireless segment of $36 million in 2022, compared to last year, mainly due to slower pace of spending, as we continued to execute on the deployment of our mobile 5G network, which reached 82% of the Canadian population by the end of the year

Business acquisitions

On December 1, 2022, Bell acquired Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services, for cash consideration of $303 million ($282 million net of cash acquired) and $39 million of estimated additional cash consideration contingent on the achievement of certain performance objectives.

Business dispositions

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary, Createch. We recorded cash proceeds of $54 million.

In December 2022, we entered into an agreement to sell our 63% ownership in certain production studios and production studios currently under construction, which are included in our Bell Media segment. The transaction is expected to close in the first half of 2023 once we achieve

•

Higher year-over-year capital spending in our wireline segment of $275 million in 2022, primarily due to the continued accelerated rollout of our FTTP network to more homes and businesses, partly offset by lower year-over-year investment in the buildout of our WTTP network, which was essentially completed at the end of last year

•

Higher capital expenditures at Bell Media of $42 million in 2022, compared to last year, mainly due to greater investments in new generation media content editing infrastructure and to support the expansion of the distribution of our OTT services

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired).

substantial completion of the construction of the production studios and subject to customary closing conditions. As at December 31, 2022, construction of the production studios was ongoing and there remain significant construction activities which must be completed. We estimate we will receive cash proceeds of approximately $220 million from the sale transaction, which amount may vary primarily based on the actual cost incurred to complete the construction of the production studios.

Spectrum licences

On December 17, 2021, Bell Mobility Inc. (Bell Mobility) acquired 271 licences in a number of urban and rural markets for 678 million MHz-Pop of 3500 MHz spectrum for $2.07 billion.

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6 MD&A Financial and capital management

Debt instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by trade receivables and wireless device financing plan receivables, and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2022, all of our debt was denominated in Canadian dollars with the exception of our commercial paper, and Series US-1, US-2, US-3, US-4, US-5, US-6 and US-7 Notes, which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations through cross currency interest rate swaps.

2022

During 2022, we issued debt, net of repayments. This included:

•

$1,951 million issuance of long-term debt comprised of the issuance of Series M-57 MTN debentures with a total principal amount of $1 billion in Canadian dollars and the issuance of Series US-7 Notes, with a total principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), partly offset by $3 million mainly related to discounts on our debt issuances

•	$700 million increase in securitized receivables

•	$111 million issuance (net of repayments) of notes payable

Partly offset by:

•

$2,023 million repayment of long-term debt comprised of the early redemption of Series M-26 MTN debentures with a total principal amount of $1 billion in Canadian dollars, and net payments of leases and other debt of $1,023 million

2021

During 2021, we issued debt, net of repayments. This included:

•

$4,985 million issuance of long-term debt comprised of the issuance of Series US-3, Series US-4, Series US-5 and Series US-6 Notes, with total principal amounts of $600 million, $500 million, $600 million and $650 million in U.S. dollars, respectively ($747 million, $623 million, $755 million and $818 million in Canadian dollars, respectively), and the issuance of Series M-54, Series M-55 and Series M-56 MTN debentures, with total principal amounts of $1 billion, $550 million and $500 million in Canadian dollars, respectively, partly offset by $8 million of discounts on our debt issuances

•	$351 million issuance (net of repayments) of notes payable

Partly offset by:

•

$2,751 million repayment of long-term debt comprised of the early redemption of Series M-40 MTN debentures with a total principal amount of $1,700 million in Canadian dollars and net payments of leases and other debt of $1,051 million

•	$150 million decrease in securitized receivables

Issuance of common shares

The issuance of common shares in 2022 decreased by $90 million, compared to 2021, mainly due to a lower number of exercised stock options.

Repurchase of preferred shares

In Q4 2022, BCE repurchased and canceled 584,300 First Preferred Shares for a total cost of $10 million.

Subsequent to year end, BCE repurchased and canceled 1,090,400 First Preferred Shares for a total cost of $20 million.

In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO for a total cost of $115 million.

Cash dividends paid on common shares

In 2022, cash dividends paid on common shares of $3,312 million increased by $180 million, compared to 2021, due to a higher dividend paid in 2022 of $3.6350 per common share, compared to $3.4575 per common share in 2021.

6.4  Post-employment benefit plans

For the year ended December 31, 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $566 million. This was due to a higher actual discount rate of 5.3% at December 31, 2022, compared to 3.2% at December 31, 2021, partly offset by a loss on plan assets, experience losses and an increase in the effect of the asset limit.

For the year ended December 31, 2021, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $2,433 million. This was due to a higher-than-expected return on plan assets in 2021 and a higher actual discount rate of 3.2% at December 31, 2021, compared to 2.6% at December 31, 2020.

6 MD&A Financial and capital management

6.5   Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, equity price risk and longevity risk. These risks are further described in Note 2, Significant accounting policies, Note 9, Other (expense) income, Note 27, Post-employment benefit plans and Note 29, Financial and capital management in BCE’s 2022 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

Financial risk	Description of risk	Management of risk and financial statement classification

Credit risk	We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations.

•  Large and diverse customer base

•  Deal with institutions with investment-grade credit ratings

•  Regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of rising interest rates and inflation

•  Our trade receivables and allowance for doubtful accounts balances at December 31, 2022, which both include the current portion of wireless device financing plan receivables, were $4,102 million and $129 million, respectively

•  Our non-current wireless device financing plan receivables and allowance for doubtful accounts balances at December 31, 2022 were $386 million and $15 million, respectively

•  Our contract assets balance at December 31, 2022 was $724 million, net of an allowance for doubtful accounts balance of $19 million

Liquidity risk	We are exposed to liquidity risk for financial liabilities.

•  Our cash and cash equivalents, cash from operating activities, possible capital markets financing, amounts available under our securitized receivables program and committed bank facilities are expected to be sufficient to fund our operations and fulfill our obligations as they become due

•  Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk

We are exposed to foreign currency risk related to anticipated purchases and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $10 million (loss of $17 million) recognized in net earnings at December 31, 2022 and a gain of $114 million (loss of $105 million) recognized in OCI at December 31, 2022, with all other variables held constant.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in OCI at December 31, 2022, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  At December 31, 2022, we had outstanding foreign currency forward contracts and options maturing from 2023 to 2024 of $3.5 billion in U.S. dollars ($4.5 billion in Canadian dollars) and ₱2.1 billion in Philippine pesos ($50 million in Canadian dollars), to manage foreign currency risk related to anticipated purchases and certain foreign currency debt

•  For cash flow hedges relating to anticipated purchases denominated in foreign currencies, changes in the fair value are recognized in our statements of comprehensive income, except for any ineffective portion, which is recognized in Other (expense) income in the income statements. Realized gains and losses in Accumulated OCI are reclassified to the income statements or to the initial cost of the non-financial asset in the same periods as the corresponding hedged transactions are recognized.

•  For cash flow hedges relating to our U.S. dollar debt under our commercial paper program, securitization of receivables and committed credit facilities, changes in the fair value are recognized in Other (expense) income in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective

•  For economic hedges, changes in the fair value are recognized in Other (expense) income in the income statements

•  At December 31, 2022, we had outstanding cross currency interest rate swaps with notional amounts of $4,250 million in U.S. dollars ($5,465 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2032 to 2052

•  For these cross currency interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other (expense) income in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective

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6 MD&A Financial and capital management

Financial risk	Description of risk	Management of risk and financial statement classification

Interest rate risk

We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a loss of $24 million (gain of $23 million) recognized in net earnings at December 31, 2022, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at December 31, 2022, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  We use interest rate swaps, cross currency basis rate swaps, cross currency interest rate swaps, forward starting interest rate swaps and interest rate swaptions to hedge interest rate exposure on existing and/or future debt issuances. We also use leveraged interest rate options to economically hedge dividend rate resets on preferred shares.

•  At December 31, 2022, we had outstanding interest rate swaps with a notional amount of $500 million which will mature in 2027 and have been designated to hedge the fair value of our Series M-53 MTN debentures

•  For interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other (expense) income in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2022, we had outstanding cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances

•  For these cross currency basis rate swaps, changes in the fair value of these derivatives are recognized in the income statements in Other (expense) income

•  At December 31, 2022, we had outstanding cross currency interest rate swaps with a notional amount of $600 million in U.S. dollars ($748 million in Canadian dollars) to hedge the interest exposure of our U.S. Notes maturing in 2024

•  For these cross currency interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other (expense) income in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2022, we had outstanding leveraged interest rate options with a fair value liability of $1 million to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026

•  For leveraged interest rate options, changes in the fair value of these derivatives are recognized in the income statements in Other (expense) income

•  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth

Equity price risk

We are exposed to risk on our cash flow related to the settlement of equity settled share-based payment plans.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $33 million recognized in net earnings at December 31, 2022, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  At December 31, 2022, we had outstanding equity forward contracts with a fair value net liability of $48 million on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans

•  Changes in the fair value of these derivatives are recorded in the income statements in Other (expense) income for derivatives used to hedge equity settled share-based payment plans

Commodity price risk	We are exposed to risk on the purchase cost of fuel. Refer to the following Fair value section for details on our derivative financial instruments.	• At December 31, 2022, there are no fuel swaps outstanding • Changes in the fair value are recorded in the income statements in Other (expense) income

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.

•  The Bell Canada pension plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $4 billion of post-employment benefit obligations

6 MD&A Financial and capital management

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.

The carrying values of our cash and cash equivalents, trade and other receivables, dividends payable, trade payables and accruals, compensation payable, interest payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

			December 31, 2022		December 31, 2021

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	25,061	23,026	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2)	(1)	Non-observable market inputs (level 3) (2)

December 31, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	–		206

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	–	72		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	108	–	184		(76)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–		159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	122	–	185		(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to the deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund’s interest for a cash consideration of $149 million.

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6 MD&A Financial and capital management

6.6   Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.

The following table provides BCE’s and Bell Canada’s credit ratings, which are considered investment grade, as at March 2, 2023 from DBRS, Moody’s and S&P.

Key credit ratings

Bell Canada (1)

March 2, 2023	DBRS	Moody’s	S&P

Commercial paper	R-2 (high)	P-2	A-1 (Low) (Canadian scale)

A-2 (Global scale)

Long-term debt	BBB (high)	Baa1	BBB+

Subordinated long-term debt	BBB (low)	Baa2	BBB

BCE (1)

	DBRS	Moody’s	S&P

Preferred shares	Pfd-3	–	P-2 (Low) (Canadian scale)

BBB- (Global scale)

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

As of March 2, 2023, BCE’s and Bell Canada’s credit ratings have stable outlooks from DBRS, Moody’s and S&P.

6.7   Liquidity

This section contains forward-looking statements, including relating to the expectation that our available liquidity will, in 2023, be sufficient to meet our cash requirements, our planned capital expenditures, our expected post-employment benefit plans funding, and our annualized common share dividend. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Available liquidity

Total available liquidity at December 31, 2022 was $3.5 billion, comprised of $99 million in cash, $50 million in cash equivalents, $700 million available under our securitized receivables program and $2.65 billion available under our $3.5 billion committed revolving and expansion credit facilities (given $849 million of commercial paper outstanding).

We expect that our available liquidity, 2023 estimated cash flows from operations and capital markets financing will permit us to meet our cash requirements in 2023 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our 2023 cash requirements exceed our cash, cash equivalents, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2023, our cash flows from operations, cash, cash equivalents, capital markets financings, securitized receivables program and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions, as well as for the payment of contingencies.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

Securitization program

In 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion at December 31, 2021 to $2.3 billion at December 31, 2022.

6 MD&A Financial and capital management

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders’ interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The lenders have no further claim on our other assets if customers do not pay the amounts owed.

As of December 31, 2022, the balance of loans secured by receivables was $1.2 billion in U.S. dollars ($1.6 billion in Canadian dollars) and the total receivable balance collateralized under the program was $3.4 billion. The foreign currency risk on these loans is managed using foreign currency forward contracts. See section 6.5, Financial risk management in this MD&A for additional details.

Credit facilities

The table below is a summary of our total bank credit facilities at December 31, 2022.

December 31, 2022	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available

Committed credit facilities

Unsecured revolving and expansion credit facilities (1) (2)	3,500	–	–	849	2,651

Unsecured non-revolving credit facilities (3)	647	–	–	–	647

Other	106	–	96	–	10

Total committed credit facilities	4,253	–	96	849	3,308

Total non-committed credit facilities	1,939	–	808	–	1,131

Total committed and non-committed credit facilities	6,192	–	904	849	4,439

(1)

Bell Canada’s $2.5 billion committed revolving credit facility expires in August 2027 and its $1 billion committed expansion credit facility expires in August 2025. In 2022, Bell Canada converted its committed credit facilities into a sustainability-linked loan. The amendment introduces a borrowing cost that varies based on Bell’s performance of certain sustainability performance targets.

(2)

As of December 31, 2022, Bell Canada’s outstanding commercial paper included $627 million in U.S. dollars ($849 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year

(3)

In 2022, Bell Canada entered into two 30-year senior unsecured non-revolving credit facilities in the aggregate principal amount of up to $647 million to partly fund the expansion of its broadband networks as part of government subsidy programs.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency, which equals the aggregate amount available under Bell Canada’s committed supporting revolving and expansion credit facilities as at December 31, 2022. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

Cash requirements

Capital expenditures

In 2023, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services, including our historic accelerated capital expenditure program for the rollout of Bell’s wireline fibre and wireless 5G networks.

Post-employment benefit plans funding

Our post-employment benefit plans include DB pension and DC pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2021.

We expect to contribute approximately $50 million to our DB pension plans in 2023, subject to actuarial valuations being completed in mid-2023. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $75 million to beneficiaries under OPEB plans in 2023.

Dividend payments

In 2023, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2022 as BCE’s annual common share dividend increased by 5.2% to $3.87 per common share from $3.68 per common share effective with the dividend payable on April 17, 2023. The declaration of dividends is subject to the discretion of the BCE Board.

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6 MD&A Financial and capital management

Contractual obligations

The following table is a summary of our contractual obligations at December 31, 2022 that are due in each of the next five years and thereafter.

At December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total

Recognized financial liabilities

Long-term debt	750	2,103	2,174	1,582	1,724	16,863	25,196

Notes payable	869	–	–	–	–	–	869

Lease liabilities (1)	1,111	923	561	515	320	1,932	5,362

Loan secured by receivables	1,588	–	–	–	–	–	1,588

Interest payable on long-term debt, notes payable and loan secured by receivables	1,100	931	877	825	787	9,833	14,353

Net payments (receipts) on cross currency interest rate swaps	36	(45)	5	4	4	(141)	(137)

MLSE financial liability (2)	149	–	–	–	–	–	149

Commitments (off-balance sheet)

Commitments for property, plant and equipment and intangible assets	2,015	1,392	1,052	516	216	949	6,140

Purchase obligations	602	458	443	560	276	955	3,294

Leases committed not yet commenced	14	21	16	16	17	96	180

Total	8,234	5,783	5,128	4,018	3,344	30,487	56,994

(1)	Includes imputed interest of $960 million.

(2)

Represents BCE’s obligation to repurchase the Master Trust Fund’s 9% interest in MLSE at a price not less than an agreed minimum price, should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements. Subsequent to year end, BCE repurchased the Master Trust Fund’s interest for a cash consideration of $149 million.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.

Indemnifications and guarantees

(off-balance sheet)

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

6.8   Litigation

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 2, 2023, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For a description of important legal proceedings pending at March 2, 2023, please see the section entitled Legal proceedings contained in the BCE 2022 AIF.

7 MD&A Selected annual and quarterly information

7     Selected annual and quarterly information

7.1   Annual financial information

The following table shows selected consolidated financial data of BCE for 2022, 2021 and 2020 based on the annual consolidated financial statements, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

The emergency measures put in place in Canada starting in March 2020 to combat the COVID-19 pandemic significantly disrupted retail and commercial activities across most sectors of the economy and had an adverse and pervasive impact on our financial and operating performance throughout most of 2020. Consequently, this unfavourably affected all three of our segments, with a more pronounced impact on our Bell Wireless and Bell Media segments.

Our financial and operating performance saw a steady improvement in 2021 despite the continued adverse impacts of the COVID-19 pandemic experienced throughout the year, due to our strong operational execution and the easing of government restrictions in the second half of the year. It had been almost two years since the pandemic started affecting our performance and BCE had since adapted many aspects of its business to better operate in this environment. Additionally, compared to 2020, the effects of the pandemic on our year-over-year performance were considerably reduced, with Q2 2020 being the quarter most significantly affected by the pandemic. The impacts of the COVID-19 pandemic, although moderated, continued to unfavourably affect Bell Wireless product and roaming revenues, Bell Media advertising revenues, as well as Bell Wireline business market equipment revenues, due to reduced commercial activity as a result of the government restrictions put in place to combat the pandemic, particularly in the first half of 2021, and the global supply chain challenges experienced in the second half of 2021.

In 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and the lifting of most of the government restrictions during the year.

On June 1, 2020, BCE announced that it had entered into an agreement to sell substantially all of its data centre operations in an all-cash transaction valued at $1.04 billion. We presented amounts related to the sale as discontinued operations in our consolidated income statements and consolidated statements of cash flows. Property, plant and equipment and intangible assets that were sold were no longer depreciated or amortized effective June 1, 2020. In Q4 2020, we completed the sale for proceeds of $933 million (net of debt and other items) and recorded a gain on sale, net of taxes, of $211 million. The capital gain as a result of the sale was mainly offset by the recognition of previously unrecognized capital loss carry forwards.

In 2020, we recognized $452 million of impairment charges for our English and French TV services as well as various radio markets within our Bell Media segment. These charges included $291 million allocated to indefinite-life intangible assets for broadcast licences, $146 million allocated to finite-life intangible assets, mainly for program and feature film rights, and $15 million to property, plant and equipment for network and infrastructure and equipment.

80      BCE INC. ANNUAL FINANCIAL REPORT 2022

7 MD&A Selected annual and quarterly information

	2022	2021	2020

Consolidated income statements

Operating revenues

Service	20,956	20,350	19,832

Product	3,218	3,099	3,051

Total operating revenues	24,174	23,449	22,883

Operating costs	(13,975)	(13,556)	(13,276)

Adjusted EBITDA	10,199	9,893	9,607

Severance, acquisition and other costs	(94)	(209)	(116)

Depreciation	(3,660)	(3,627)	(3,475)

Amortization	(1,063)	(982)	(929)

Finance costs

Interest expense	(1,146)	(1,082)	(1,110)

Net return (interest) on post-employment benefit obligations	51	(20)	(46)

Impairment of assets	(279)	(197)	(472)

Other (expense) income	(115)	160	(194)

Income taxes	(967)	(1,044)	(792)

Net earnings from continuing operations	2,926	2,892	2,473

Net earnings from discontinued operations	–	–	226

Net earnings	2,926	2,892	2,699

Net earnings from continuing operations attributable to:

Common shareholders	2,716	2,709	2,272

Preferred shareholders	152	131	136

Non-controlling interest	58	52	65

Net earnings from continuing operations	2,926	2,892	2,473

Net earnings attributable to:

Common shareholders	2,716	2,709	2,498

Preferred shareholders	152	131	136

Non-controlling interest	58	52	65

Net earnings	2,926	2,892	2,699

Net earnings per common share – basic and diluted

Continuing operations	2.98	2.99	2.51

Discontinued operations	–	–	0.25

Net earnings per common share – basic and diluted	2.98	2.99	2.76

Ratios

Adjusted EBITDA margin (%)	42.2%	42.2%	42.0%

7 MD&A Selected annual and quarterly information

	2022	2021	2020

Consolidated statements of financial position

Property, plant and equipment	29,256	28,235	27,513

Total assets	69,329	66,764	60,665

Debt due within one year (including notes payable and loans secured by receivables)	4,137	2,625	2,417

Long-term debt	27,783	27,048	23,906

Total non-current liabilities	35,345	34,710	31,065

Equity attributable to BCE shareholders	22,178	22,635	20,989

Total equity	22,515	22,941	21,329

Consolidated statements of cash flows

Cash flows from operating activities	8,365	8,008	7,754

Cash flows used in investing activities	(5,517)	(7,018)	(3,540)

Capital expenditures	(5,133)	(4,852)	(4,202)

Business acquisitions	(429)	(12)	(65)

Business dispositions	52	–	–

Spectrum licences	(3)	(2,082)	(86)

Cash from discontinued operations	–	–	892

Cash flows used in financing activities	(2,988)	(925)	(4,135)

Issue of common shares	171	261	26

Increase (decrease) in notes payable	111	351	(1,641)

Increase (decrease) in securitized receivables	700	(150)	–

Issue of long-term debt	1,951	4,985	6,006

Repayment of long-term debt	(2,023)	(2,751)	(5,003)

Cash dividends paid on common shares	(3,312)	(3,132)	(2,975)

Cash dividends paid on preferred shares	(136)	(125)	(132)

Cash dividends paid by subsidiaries to non-controlling interest	(39)	(86)	(53)

Free cash flow	3,067	2,980	3,348

Share information

Weighted average number of common shares (millions)	911.5	906.3	904.3

Common shares outstanding at end of year (millions)	912.0	909.0	904.4

Market capitalization (1)	54,255	59,821	49,226

Dividends declared per common share (dollars)	3.68	3.50	3.33

Dividends declared on common shares	(3,356)	(3,175)	(3,011)

Dividends declared on preferred shares	(152)	(131)	(136)

Closing market price per common share (dollars)	59.49	65.81	54.43

Total shareholder return	(4.2% )	27.9%	(4.1% )

Ratios

Capital intensity (%)	21.2%	20.7%	18.4%

Price to earnings ratio (times) (2)	19.96	22.01	19.72

Other data

Number of employees (thousands)	45	50	51

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	Price to earnings ratio is defined as BCE’s common share price at the end of the year divided by EPS.

82      BCE INC. ANNUAL FINANCIAL REPORT 2022

7 MD&A Selected annual and quarterly information

7.2   Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2022 and 2021. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A. Refer to section 7.1, Annual Financial Information in this MD&A for a description of the impacts of the COVID-19 pandemic on our financial results during 2022 and 2021.

	2022				2021

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues

Service	5,353	5,193	5,233	5,177	5,243	5,099	5,040	4,968

Product	1,086	831	628	673	966	737	658	738

Total operating revenues	6,439	6,024	5,861	5,850	6,209	5,836	5,698	5,706

Adjusted EBITDA	2,437	2,588	2,590	2,584	2,430	2,558	2,476	2,429

Severance, acquisition and other costs	(19)	(22)	(40)	(13)	(63)	(50)	(7)	(89)

Depreciation	(922)	(914)	(933)	(891)	(925)	(902)	(905)	(895)

Amortization	(270)	(267)	(266)	(260)	(251)	(245)	(248)	(238)

Finance costs

Interest expense	(319)	(298)	(269)	(260)	(275)	(272)	(268)	(267)

Net return (interest) on post-employment benefit plans	13	13	7	18	(5)	(5)	(5)	(5)

Impairment of assets	(150)	(21)	(106)	(2)	(30)	–	(164)	(3)

Other income (expense)	19	(130)	(97)	93	26	35	91	8

Income taxes	(222)	(178)	(232)	(335)	(249)	(306)	(236)	(253)

Net earnings	567	771	654	934	658	813	734	687

Net earnings attributable to common shareholders	528	715	596	877	625	757	685	642

Net earnings per common share – basic and diluted	0.58	0.78	0.66	0.96	0.69	0.83	0.76	0.71

Weighted average number of common shares outstanding – basic (millions)	912.0	911.9	911.9	910.1	908.8	906.9	905.0	904.5

Other information

Cash flows from operating activities	2,056	1,996	2,597	1,716	1,743	1,774	2,499	1,992

Free cash flow	376	642	1,333	716	229	566	1,245	940

Capital expenditures	(1,638)	(1,317)	(1,219)	(959)	(1,466)	(1,164)	(1,210)	(1,012)

Fourth quarter highlights

Operating revenues	Q4 2022	Q4 2021	$ change	% change

Bell Wireless	2,666	2,475	191	7.7%

Bell Wireline	3,094	3,079	15	0.5%

Bell Media	889	849	40	4.7%

Inter-segment eliminations	(210)	(194)	(16)	(8.2%	)

Total BCE operating revenues	6,439	6,209	230	3.7%

Adjusted EBITDA	Q4 2022	Q4 2021	$ change	% change

Bell Wireless	990	951	39	4.1%

Bell Wireline	1,318	1,326	(8)	(0.6%	)

Bell Media	129	153	(24)	(15.7%	)

Total BCE adjusted EBITDA	2,437	2,430	7	0.3%

7 MD&A Selected annual and quarterly information

Total operating revenues at BCE increased by 3.7% in Q4 2022, compared to Q4 2021, driven by both higher product revenues of $1,086 million, up 12.4% year over year and higher service revenues of $5,353 million, up 2.1% year over year. The growth in operating revenues was driven by increases across all three of our segments. Wireless operating revenues grew by 7.7% year over year, attributable to higher product revenues of 11.7%, as well as greater service revenues of 5.8%. Bell Media operating revenues increased by 4.7% year over year, driven by greater advertising and subscriber revenues. Bell Wireline operating revenues grew by 0.5% in Q4 2022, over the same period last year, due to greater product revenues of 17.2%, moderated by lower service revenues of 0.3%.

BCE net earnings decreased by 13.8% in Q4 2022, compared to Q4 2021, mainly due to higher impairment of assets, higher interest expense and higher amortization, partly offset by lower severance, acquisition and other costs, lower income taxes and higher net return on post-employment benefit plans.

BCE’s adjusted EBITDA grew by 0.3% in Q4 2022, compared to the same period last year, due to growth in Bell Wireless of 4.1%, partly offset by declines in Bell Media of 15.7% and Bell Wireline of 0.6%. The year-over-year increase in adjusted EBITDA reflected higher operating revenues, partly offset by greater operating costs. Adjusted EBITDA margin of 37.8% in Q4 2022 decreased by 1.3 pts over Q4 2021, driven by a greater proportion of low-margin product sales in our total revenue base, higher media programming costs, storm recovery costs, inflationary cost pressures and increased wireless promotional offer intensity.

Bell Wireless operating revenues increased by 7.7% in Q4 2022, compared to the same period last year, due to both higher service and product revenues. Service revenues grew by 5.8% year over year, driven by the continued growth in our mobile phone and connected device subscriber bases, and greater roaming revenues due to increased international travel resulting from the easing of COVID-19 global travel restrictions, partly offset by subscriber mix and competitive pricing pressures. Product revenues increased by 11.7% year over year, due to higher contracted sales volumes, partly offset by greater promotional intensity.

Bell Wireless adjusted EBITDA increased by 4.1% in Q4 2022, compared to the same period in 2021, due to greater operating revenues, moderated by higher operating costs. The increase in operating costs was primarily due to higher cost of goods sold driven by the greater product sales, increased network operating costs related to the ongoing deployment of our mobile 5G network, greater payments to other carriers associated with the increase in roaming revenues and higher labour cost, primarily from customer service centres. Adjusted EBITDA margin of 37.1% in Q4 2022, decreased by 1.3 pts, compared to the same period last year, primarily driven by a greater proportion of low-margin product sales in our total revenue base, and increased promotional offer intensity, partly offset by the flow-through of the service revenue growth.

Bell Wireline operating revenues grew by 0.5% in Q4 2022, compared to the same period last year, driven by higher product revenues of 17.2%, due to the timing of sales to large business customers, along with an improving year-over-year impact from global supply chain challenges. This was partly offset by lower year-over-year service revenue of 0.3% due to higher acquisition, retention and bundle discounts on residential services, ongoing voice and legacy data erosion, reduced business solutions services revenue including the impact of the sale of our wholly-owned subsidiary Createch on March 1, 2022, a declining satellite TV subscriber base, as well as lower sales of international wholesale long distance minutes. The decline in service revenue was partly mitigated by greater retail Internet and IPTV subscriber bases, the flow-through of residential rate increases, the acquisitions of EBOX and other related companies in February 2022 and Distributel in December 2022, as well as higher sales of maintenance contracts on data equipment sold to business customers.

Bell Wireline adjusted EBITDA declined by 0.6% in Q4 2022, compared to the same period last year, from higher operating costs, partly offset by greater year-over-year operating revenues. The increase in operating costs was mainly driven by higher product cost of goods sold and maintenance contract costs associated with the higher year-over-year revenues, along with greater storm recovery costs and inflationary cost pressures primarily impacting labour and fuel costs. This was partly offset by lower business solutions services costs, reduced TV programming and content expenses and lower payments to other carriers, driven by lower associated revenues, combined with labour savings mainly reflecting workforce reductions. Adjusted EBITDA margin of 42.6% in Q4 2022 decreased by 0.5 points over the same period in 2021, due to an increased proportion of low-margin product sales in our total revenue base, greater operating costs, and the impact of lower year-over-year service revenue flow-through.

Bell Media operating revenues increased by 4.7% in Q4 2022, compared to the same period last year, due to higher advertising and subscriber revenues, including continued year-over-year growth in digital revenues of 46%. Advertising revenues increased by 3.8% in Q4 2022, compared to the same period last year, due to greater TV advertising revenues from the broadcast of the FIFA World Cup Qatar 2022 and higher OOH revenues due to the ongoing recovery from the effects of the COVID-19 pandemic, partly offset by lower demand by advertisers driven by the current economic uncertainty. Subscriber revenues grew by 5.4% in Q4 2022, compared to the same period last year, primarily from the continued growth in Crave and sports streaming direct-to-consumer subscribers.

Bell Media adjusted EBITDA decreased by 15.7% in Q4 2022, compared to the same period last year, as the higher operating costs more than offset the increase in operating revenues. The year-over-year increase in operating costs was mainly driven by higher sports programming costs, primarily related to sports broadcast rights for FIFA World Cup Qatar 2022, and from the return to regular sports broadcast schedules and entertainment programming content deliveries, subsequent to COVID-19-related delays in Q4 2021.

BCE capital expenditures of $1,638 million in Q4 2022 increased by $172 million or 11.7%, compared to the same period last year. This corresponded to a capital intensity ratio of 25.4%, up 1.8 pts over Q4 2021. The increase in capital spending was driven by higher year-over-year spending in our wireline and wireless segments of $110 million and $35 million, respectively, mainly due to the ongoing deployment of our wireline FTTP and wireless 5G networks. Bell Media capital expenditures also increased year over year by $27 million, reflecting greater investments to support the expansion of the distribution of our OTT services.

84      BCE INC. ANNUAL FINANCIAL REPORT 2022

7 MD&A Selected annual and quarterly information

BCE severance, acquisition and other costs of $19 million in Q4 2022 decreased by $44 million, compared to Q4 2021, mainly due to lower severance costs related to involuntary and voluntary employee terminations and lower acquisition and other costs.

BCE depreciation of $922 million in Q4 2022 decreased by $3 million, year over year, mainly due to lower accelerated depreciation of 4G network elements as we transition to 5G, partly offset by a higher asset base as we continued to invest in our broadband and wireless networks as well as our IPTV services.

BCE amortization of $270 million in Q4 2022 increased by $19 million, year over year, mainly due to a higher asset base.

BCE interest expense of $319 million in Q4 2022 increased by $44 million, compared to Q4 2021, mainly due to higher average debt balances and higher average interest rates, partly offset by higher capitalized interest.

BCE impairment of assets of $150 million in Q4 2022 is mainly due to impairment charges for French TV channels within our Bell Media segment as a result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights.

BCE other income of $19 million in Q4 2022 decreased by $7 million, year over year, mainly due to lower net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans and higher losses on investments related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries, partly offset by higher income on our equity investments due to a loss recorded in Q4 2021 on BCE’s share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures and higher income on operations from our equity investments.

BCE income taxes of $222 million in Q4 2022 decreased by $27 million, compared to Q4 2021, mainly as a result of lower taxable income.

BCE net earnings attributable to common shareholders of $528 million in Q4 2022, or $0.58 per share, were lower than the $625 million, or $0.69 per share, reported in Q4 2021. The year-over-year decrease was mainly due to higher impairment of assets, higher interest expense and higher amortization, partly offset by lower severance, acquisition and other costs, lower income taxes and higher net return on post-employment benefit plans. Adjusted net earnings decreased to $654 million in Q4 2022, compared to $692 million in Q4 2021, and adjusted EPS decreased to $0.71 from $0.76 in Q4 2021.

BCE cash flows from operating activities was $2,056 million in Q4 2022 compared to $1,743 million in Q4 2021. The increase is mainly attributed to higher cash from working capital due to timing of supplier payments, lower contributions to post-employment benefit plans due to a partial contribution holiday in 2022 and lower severance and other costs paid, partly offset by higher interest paid and higher income taxes paid.

BCE free cash flow generated in Q4 2022 was $376 million, compared to $229 million in Q4 2021. The increase was mainly attributable to higher cash flows from operating activities, excluding acquisition and other costs paid, partly offset by higher capital expenditures.

Seasonality considerations

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter financial results. Over the past eight quarters, the COVID-19 pandemic has impacted our business. While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business or financial results due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Therefore, the typical seasonal variations described below may not fully reflect the trends experienced during the COVID-19 pandemic, which affected and continues to affect customer behaviour and spending, as well as the way we operate our business. Accordingly, it is difficult at this time to estimate the ultimate duration of the COVID-19 pandemic or the extent of its impact on the seasonality trends that normally characterize our business.

Bell Wireless operating results are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. Because of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. For ARPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ARPU has moderated, as unlimited voice and data options have become more prevalent, resulting in less variability in chargeable data usage.

Bell Wireline revenue tends to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.

Bell Media revenue and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations in TV are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, National Hockey League (NHL) and NBA playoffs and FIFA World Cup soccer, as well as fluctuations in consumer retail activity during the year.

8 MD&A Regulatory environment

8     Regulatory environment

8.1   Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel), Distributel and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and is implementing a wholesale facilities-based mobile virtual network operator (MVNO) access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

8.2   Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel, Distributel and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

New policy direction

On February 13, 2023, the Government of Canada adopted a new policy direction to the CRTC in respect of telecommunications services. The new policy direction replaces existing policy directions issued in 2006 and 2019. The new policy direction retains from the 2019 version that the CRTC should consider how its decisions can promote competition, affordability, consumer interests and innovation, and adds reference to the importance of network resilience and reliability. It also directs the CRTC to adhere to a list of principles of effective regulation, to maintain or potentially expand its wholesale regimes for fixed Internet and mobile wireless services, and to take certain steps to enhance and protect the rights of consumers of telecommunications services. At this time, it is unclear what impact, if any, the new policy direction could have on our business and financial results, including our ability to continue to invest at the same levels as we have in the past.

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86      BCE INC. ANNUAL FINANCIAL REPORT 2022

8 MD&A Regulatory environment

Review of mobile wireless services

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The main issues in the CRTC’s consultation included (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. On April 15, 2021, the CRTC released its decision, which requires Bell Mobility, Rogers Communications Canada Inc. (Rogers Canada), Telus Communications Inc. (Telus Communications) and Saskatchewan Telecommunications (SaskTel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. The terms and conditions for MVNO access will be established in tariffs to be approved by the CRTC. The rate for MVNO access will not be subject to the CRTC tariff regime but instead is to be commercially negotiated between the parties with final offer arbitration by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers Canada and Telus Communications to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers Canada, Telus Communications and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers Canada and Telus Communications filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers Canada and Telus Communications to make specified changes to their tariffs by April 21, 2022, for CRTC approval.

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed MVNO tariffs previously filed by Bell Mobility, Rogers Canada, Telus Communications and SaskTel, and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers Canada, Telus Communications and SaskTel to offer MVNO access service to regional carriers with a home radio access network (RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers Canada, Telus Communications and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past.

Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Québec. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. On June 11, 2020, the CRTC launched a new proceeding (refer to Review of network configuration for disaggregated wholesale access below) to reconsider the network configuration of the disaggregated wholesale high-speed access service it mandated in 2015 and suspended the finalization of the interim rates and terms of tariff that were set in 2017 until further notice. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

CNOC’s application on retail FTTP

broadband services

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to ISPs, at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services. The implementation of CNOC’s proposal would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, as well as improve the business position of our competitors and adversely impact our financial results.

Review of wholesale FTTN high-speed access

service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect to March 2016.

8 MD&A Regulatory environment

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Eastlink, Rogers Canada, Shaw and Vidéotron Ltée) and Telus Communications, the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. The decision was also challenged in three petitions brought by TekSavvy, CNOC and National Capital Freenet before Cabinet but, on May 26, 2022, Cabinet announced it would not alter the decision.

Review of network configuration

for disaggregated wholesale access

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under Mandated disaggregated wholesale access to FTTP networks above. The launch of this new consultation has suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

TekSavvy’s application regarding undue

preference in wholesale high-speed access

rates and services

On January 20, 2023, TekSavvy filed an application with the CRTC in which it alleges that Rogers Canada and Bell Canada engaged in undue preference in contravention of the Telecommunications Act. Specifically, TekSavvy claimed that Rogers Canada and Bell Canada entered into off-tariff agreements (OTAs) with Vidéotron Ltée and EBOX, respectively. With respect to Bell Canada and EBOX, TekSavvy alleges that Bell Canada provided EBOX with preferential wholesale high-speed access rates and/or wholesale aggregated high-speed access over FTTP, a service not available to other competitors. TekSavvy asked the CRTC to commence an investigation into the alleged OTAs and to provide interim relief, such as adopting the rates for wholesale aggregated high-speed access set in its August 15, 2019 decision (which were largely invalidated by the CRTC in Decision 2021-182, see Review of wholesale FTTN high-speed access service rates above) or mandating wholesale aggregated access to FTTP at retail-minus rates (which is similar to CNOC’s pending application discussed under CNOC’s application on retail FTTP broadband services above). We believe the application, at least in regards to EBOX and Bell Canada, has no merit because it is based on some factual assumptions which are not accurate. Nonetheless, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

Review of the approach to rate setting

for wholesale telecommunications services

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current Phase II costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

Review of the CRTC’s regulatory framework

for Northwestel

On June 8, 2022, the CRTC launched the second phase of a proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or they may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

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CRTC review of access to poles

On February 15, 2023, the CRTC issued a decision which included a number of determinations to facilitate access by third parties to poles owned by Canadian carriers or poles to which Canadian carriers control access. Among other directions, the CRTC’s decision: establishes new timelines for each step in the pole access permitting process; reduces the obligations of access seekers to pay costs for any pole repairs, upgrades or replacements required to accommodate the addition of the access seeker’s equipment; provides access seekers with greater flexibility to carry out pole repairs and upgrades themselves; maintains the circumstances under which pole owners may obtain priority access to poles or reserve capacity for their future use on poles; and imposes new notification and reporting obligations on pole owners. The decision requires large ILECs to update their applicable tariffs to incorporate the new determinations by April 3, 2023. We are analyzing the impacts of the decision and assessing our operational and regulatory next steps.

Bill C-26, An Act Respecting Cyber Security

On June 14, 2022, the Government of Canada introduced Bill C-26, An Act Respecting Cyber Security (ARCS). ARCS would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the Telecommunications Act that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to certain suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give ISED additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

Canada’s telecommunications foreign

ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8.3  Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a programming or distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

Bill C-11, An Act to amend the Broadcasting Act

On February 2, 2022, the Government of Canada tabled Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Key among the proposed amendments in Bill C-11 is that foreign online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution would be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. Bill C-11 passed third reading in the House of Commons on June 15, 2022 and it passed third reading in the Senate of Canada on February 2, 2023. It will return to the House of Commons for review of the changes from the Senate of Canada and will likely require further review by the Senate of Canada if the House of Commons does not accept all the changes the Senate of Canada has proposed before receiving royal assent. Bill C-11 would result in the elimination of CRTC Part II Licence Fees whereby the broadcasting industry pays an annual tax of approximately $120 million per year. It is unknown when and if Bill C-11 will receive royal assent, when and if any adopted reforms would come into force, and whether the elimination of Part II Licence Fees would be included in the final version of the Act. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

8 MD&A Regulatory environment

8.4   Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act and Radiocommunication Regulations to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate radio apparatus in Canada must hold a radio licence or spectrum licence to do so. The Radiocommunication Regulations specify those persons (including corporations such as Bell Canada and Bell Mobility) who are eligible to be issued radio licences or spectrum licences.

Decision on 3800 MHz spectrum

licensing framework

On June 30, 2022, ISED released its decision on the technical, policy and licensing framework to govern the auction and use of spectrum licences in the 3800 MHz band. ISED will implement a cross-band spectrum cap (with the 3500 MHz band) of 100 MHz. The auctioned licences will have a 20-year term and licences will not be transferable for the first five years of the licence term if the transfer results in exceeding the cross-band spectrum cap. In addition, licensees will be required to provide network coverage to a certain percentage of the population at 5, 7, 10 and 20 years following licence issuance depending on the licence area. Licensees with existing LTE networks will be subject to additional deployment requirements based on their existing LTE coverage. The auction is scheduled to begin October 24, 2023. It is unclear what impact the results of this decision could have on our business and financial results.

Consultation on 26, 28 and 38 GHz (Millimeter

Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

8.5   Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6   Other

Bill C-18, the Online News Act

On April 5, 2022, the Government of Canada tabled Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act). Bill C-18 would require digital news intermediaries, such as Google and Facebook, that share news content produced by other news outlets to negotiate commercial arrangements with those outlets, compensating them for the news content shared on digital platforms. The legislation, as currently drafted, would entitle Bell Media’s general news services, such as CTV and Noovo, to compensation. Bill C-18 passed third reading through the House of Commons on December 14, 2022, and it is currently in second reading before the Senate of Canada, after which it will be studied by the Standing Senate Committee on Transport and Communications before returning to the Senate for third reading. It is unknown when and if Bill C-18 will receive royal assent, when and if any adopted reforms would come into force, and the level of compensation that may be established under the Bill. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

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9 MD&A Business risks

9     Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

This section describes the principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. Certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below, as well as the risk discussion relating to general economic conditions, the COVID-19 pandemic and geopolitical events set out in Section 3.3, Principal business risks, are incorporated by reference in this section 9.

Risks discussed in other sections of this MD&A	Section references

Competitive environment	Section 3.3, Principal business risks

Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)

Regulatory environment	Section 3.3, Principal business risks

Section 8, Regulatory environment

Security management and data governance	Section 3.3, Principal business risks

Risks specifically relating to our Bell CTS and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation are discussed below.

Technology/infrastructure transformation

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, AI and machine learning. They further seek to transform our networks and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers. Our evolution activities also focus on building next-generation converged wireline and wireless networks leveraging smart-core technologies, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to adopt best in class technology practices in transforming our operations in order to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities and our ability to compete on footprint, service experience and cost structure. Any one or more of the above could have an adverse impact on our business, financial results and reputation.

Customer retention and new customer acquisitions may be hindered during our transformation activities if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes and technologies to efficiently respond to evolving customer patterns and behaviours and to leverage IP and automation across many facets of our network, product and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

9 MD&A Business risks

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTP, the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC is implementing, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

•

The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to expand our networks or to start, advance or complete both currently planned network deployment projects and other projects

•	Challenges in hiring, retaining and developing technical and skilled resources could adversely impact transformation activities

•

We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost

•

Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts

•	Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively
•	The successful deployment of WTTP and 5G mobile services could be impacted by various factors affecting coverage and costs

•

Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP and WTTP deployment in terms of geographic preference and pace of rollout

•

The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations

•

New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter life cycle for existing or developing technologies, which could increase depreciation and amortization expense

•	The decommissioning of legacy equipment could be challenged by customer requirements to continue using older technologies as well as inherent risks involved with transitioning to new systems

•

As content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

•

Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

•

Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI, machine learning and “big data”. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.

Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is the ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions, brands and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about the unavailability of certain employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness or other restrictive measures, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified in response to the COVID-19 pandemic and the resulting shift to online

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transactions amid store closures, and we seek to provide the necessary platforms for customers to research, interact, purchase and service. Customers’ journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as AI and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value. Such development activities could further be challenged by scarcity of skilled resources in the context of a tight labour market.

Customers’ perception of our products, services, brand and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as increasing our focus on ESG topics and on the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value.

People

Our people are central to our success and attracting, developing and retaining a diverse and talented team capable of furthering our strategic imperatives is essential to driving a winning culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members has recently intensified, as retiring workers, limited immigration due to restrictions related to the COVID-19 pandemic, and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. In addition, an appropriately skilled and diversified pool of talent is essential to support evolving business priorities in the context of an ongoing business transformation impacting job nature and skill sets. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace departing employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Labour shortages could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer’s corporate values. Team members and organizations that share values also share a bigger purpose, and this match is critical to creating a long-lasting, successful and motivating place to work. We seek to foster an inclusive, equitable and accessible workplace where team members are valued, respected and supported, reflecting the diversity of the communities we serve and our desire to provide team members with the opportunity to reach their full potential. We further endeavour to establish programs and provide resources to support team members on a wide range of topics, including mental health services and support. Failure to establish robust programs to further these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

The COVID-19 pandemic introduced new, and amplified existing, people-related risks. From the beginning of the COVID-19 pandemic, we prioritized the health and safety of our team, including implementing strict sanitation and safety procedures, accelerated remote work arrangements, and providing enhanced access to workplace mental health services. This led to the introduction of our Bell Workways program to help team members and leaders in managing work, family and other commitments by offering a new approach for our workplace that allows flexibility for team members on how and where they work, depending on their new designated role-based work profiles (remote, mobile or full-time office). As we move forward with this approach, we must nonetheless continue to manage health and safety concerns related to the COVID-19 pandemic in relation to our regular daily activities. In addition, flexible work models require a cultural shift and may bring potential volatility, which could impact business activities. Should we fail to establish an optimal post-pandemic work arrangement and develop new leadership skills necessary in the context of a new hybrid model, this could impair our ability to engage, motivate and retain employees, impact productivity, increase the number of employees on disability leave for mental health reasons, and introduce additional operational risks or exacerbate our exposure to existing ones, which could impair our ability to manage our business.

Other examples of people-related risks include the following:

•

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources

•

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found

•

Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact

•	Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results

9 MD&A Business risks

Challenges related to collective agreements could adversely affect our business

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2022. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. If during the bargaining process there were to be project delays and work disruptions, including work stoppages or work slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

Operational performance

Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality and consistent wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Stay-at-home and work-from-home measures implemented by governments and businesses during the COVID-19 pandemic have further impacted the nature of our customers’ use of our networks, products and services. This has created increased capacity pressure on certain areas of our wireless, wireline and broadcast media networks in a short period of time. As a result of taking various steps to maintain service continuity, our networks have, in general, adequately sustained such increased usage, but there can be no assurance that this will continue to be the case. We may also need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. Home offices can be anywhere in the country and network performance and/or reliability may vary depending on the location. The recent trend for families to move from urban centres to less urbanized areas also increases the need to develop and/or enhance our networks in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our network and other infrastructure, as well as the network and other infrastructure of third-party providers on which we rely. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could adversely affect our customers, including by preventing the provisioning of critical services, and could have an adverse impact on our business and financial performance. Furthermore, we may need to manage the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services. Network failures and slowdowns, whether caused by internal or external forces, human-caused error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. While we invest in the resiliency of our network and other infrastructure and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

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The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service

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Failure to maintain required service delivery amid operational challenges (including those related to flexible work models and the availability of employees with the required skill set in the context of a tight labour market) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results

•	We may lose sales should we fail to maximize channel efficiencies, which could adversely affect our financial results

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Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations

•	Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results

•	We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.

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There may be a lack of replacement parts and competent and cost-effective resources to perform the life cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems

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Climate change increases the probability of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

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Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation, business continuity and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. We must also manage business continuity issues caused by internal forces, including human error, human-caused threats and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees or those of our suppliers or contractors, any of which could impact our operations and business continuity strategies.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

Vendor management/supply chain

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Ongoing relationships must further be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third-party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

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Other examples of risks associated with third-party suppliers and outsourcers include the following:

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We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic uncertainty, the COVID-19 pandemic, geopolitical events or other events, and our suppliers or vendors experience operational failures or inventory constraints, such failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers’ or contractors’ employees, could impact sales and execution of our strategic imperatives and adversely affect our business and financial results.

•	The current global economic uncertainty and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, which could put increased pressure on purchasing costs

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The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

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Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

•	A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede agile delivery of new products or technology

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Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate

•	If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed

•	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

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If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results.

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Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results.

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We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation and financial results.

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BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.

Reputation and ESG practices

Our ability to maintain positive customer relationships is significantly influenced by our reputation

Many customers’ choice to purchase our products and services is directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and acquire or retain customers is significantly influenced by our reputation. The company faces many sources of reputational risks, as discussed in this MD&A. Should our perceived or actual outlook, plans, priorities or actions, or those of our employees or suppliers, fail to align with stakeholders’ expectations, our reputation could be impacted, which could have an adverse effect on our brand, our ability to retain or attract customers, and more generally on our business, financial condition, liquidity and financial results.

There is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate a positive outcome for stakeholders

While we seek to understand the evolving ESG environment and identify topics and activities that may expose us to ESG risks, there is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate positive outcomes for stakeholders. Good ESG practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address ESG matters of importance to our stakeholders. A wide range of ESG topics have progressively become important elements of corporate culture and embracing them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour.

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Investors increasingly link investment decisions to the quality of ESG practices and related disclosed metrics. Legal and regulatory pressures have further intensified in the ESG sphere, including, without limitation, in the areas of privacy, accessibility, data governance, climate change and diversity. Accordingly, failure to integrate ESG considerations into our governance activities and effectively manage ESG risks and opportunities could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Finally, enhanced ESG-related disclosures could increase the company’s exposure to claims for misrepresentation in the primary or secondary market.

Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business

We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in. Inadequate management of environmental issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results and reputation given the implications for the company as well as various stakeholders.

In alignment with the recommendations of the TCFD, we categorize climate-related risks into physical and transition risks:

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Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis. These events could have a destructive impact on our telecommunications network infrastructure, which could affect our ability to deliver communications services that are critical to our customers and society, and significantly increase the cost of repairs. In addition, rising mean temperatures and extended heat waves could increase the need for cooling or heating capacity in our network infrastructure, thus increasing our energy consumption and associated costs. In order to enhance our resiliency to these increasing or decreasing temperatures, we may need to increase our investments in our infrastructure, which would lead to increased operational costs.

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Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased operational costs driven by the rising price of energy due to carbon pricing regulations and the shifting supply and demand for energy, increased operational costs related to e-waste treatment programs and management systems, reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease.

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental commitments and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Pandemics, epidemics and other health risks, including health concerns about radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

In addition to risks related to the COVID-19 pandemic, other pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

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The following challenges, among others, could result from our business being heavily dependent on radiofrequency technologies:

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We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time

•	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

•	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

Any of these events could have an adverse effect on our business and financial performance.

Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good ESG practices. Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results and reputation. This may include social issues discussed elsewhere in this MD&A such as DEIB, employees’ well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently report on our management of social issues and to achieve our social commitments could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, Board members, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong corporate governance practices, including through our Code of Business Conduct which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation.

Various factors could negatively impact our ability to achieve our ESG targets

We have set a number of ambitious ESG targets to monitor our ESG performance and align to our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Important risk factors that could affect certain of our key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

Our GHG emissions reduction targets rely in large part on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels as reflected in such targets. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

The achievement of our target to be carbon neutral for our operational GHG emissions starting in 2025 and of our SBTs may require that we purchase carbon credits and/or renewable energy certificates, as applicable. Should a sufficient quantity of credible credits or certificates be unavailable, should their cost of acquisition be considered too onerous, or should regulations, applicable standards, public perception or other factors limit the number of credits or certificates that we can purchase, the achievement of our GHG emission reduction targets could be negatively impacted.

A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our SBTs specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our SBTs relating to purchased goods and services could be negatively impacted should we fail to achieve the required level of engagement from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we change significantly the allocation of our spend by supplier.

In addition, we have much less control over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and partners in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers’ and partners’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

DEIB targets

Failure to attract and retain a certain level of diverse talent across the organization could negatively affect our ability to meet our DEIB targets and objectives. In addition, our ability to achieve such targets and objectives could also be challenged by reduced labour market availability or restricted access to a diverse talent pool.

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Financial management

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, such as the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the global economic uncertainty and potential recession, higher inflation and higher interest rates on our customers’ financial condition could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that dividends will be increased or declared

Increases in the BCE common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that the dividend on common shares will be increased or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 29 to BCE’s 2022 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•	Increased inflation could continue to result in higher input costs for equipment, products and services, and create increased pressure for wage increases

•	Increased costs related to the COVID-19 pandemic and geopolitical events could continue for an undetermined period of time

•	Increased interest rates could continue to negatively impact our cost of financing

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Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

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•	As suppliers continue to shorten software life cycles, the cost of seeking to maintain adequate information security increases

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Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

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Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance

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In addition to the current global economic uncertainty and recent geopolitical events, which have given rise to sharp increases in energy prices, fluctuations in energy prices are further partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

•	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. The current global economic uncertainty could further result in increased fraud activities, which could result in financial loss and brand degradation.

Specific examples relevant to us include:

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Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

•	Subscription fraud on accounts established with a false identity or paid with a stolen credit card

•	Fraudulent (unauthorized) access to, and manipulation of, customer accounts, including through sim-swap and port out fraud

•	Network usage fraud such as call/sell operations using our wireline or wireless networks

•	Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

A number of factors could impact our financial statements and estimates

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic uncertainty, the COVID-19 pandemic and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

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10 MD&A Accounting policies

10   Accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Significant accounting policies, in BCE’s 2022 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

Critical accounting estimates and key judgments

When preparing the financial statements, management makes estimates and judgments relating to:

• reported amounts of revenues and expenses

• reported amounts of assets and liabilities

• disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

Estimates

Useful lives of property, plant and equipment

and finite-life intangible assets

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our environmental, social and corporate governance initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

Post-employment benefit plans

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

10 MD&A Accounting policies

Sensitivity analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		Impact on net post-employment benefit plans cost for 2022 – increase/(decrease)		Impact on post-employment benefit obligations at December 31, 2022 – increase/(decrease)

	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(83)	72	(1,022)	1,123

Cost of living indexation rate	0.5%	46	(38)	907	(752)

Life expectancy at age 65	1 year	29	(31)	612	(634)

Revenue from contracts with customers

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate. When impairment charges occur they are recorded in Impairment of assets.

During the fourth quarter of 2022, we recognized $147 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from global economic uncertainties and unfavourable impacts to assumptions for discount rates. These charges included $94 million allocated to indefinite-life intangible assets for broadcast licences, and $53 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using the discounted cash flow valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2022 to December 31, 2027, using a discount rate of 10.3% and a perpetuity growth rate of 0.5%. After impairments, the carrying value of our impacted CGUs was $109 million.

Additionally in 2022, we recorded impairment charges of $132 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio CGUs.

During Q2 2021, we recognized $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0%), as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

Goodwill impairment testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any impact from rising interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the

102      BCE INC. ANNUAL FINANCIAL REPORT 2022

10 MD&A Accounting policies

recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Impairment of assets in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information, in BCE’s 2022 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimates of recoverable amounts of the Bell Wireless and Bell Wireline groups of CGUs are based would not cause their carrying amounts to exceed their recoverable amounts.

For the Bell Media group of CGUs, a decrease of (0.9%) in the perpetuity growth rate or an increase of 0.6% in the discount rate would have resulted in its recoverable amount being equal to its carrying value.

There were no goodwill impairment charges in 2022 or 2021.

Deferred taxes

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

Leases

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

Fair value of financial instruments

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

Contingencies

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

Judgments

Post-employment benefit plans

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

Income taxes

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Leases

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise

10 MD&A Accounting policies

those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

Revenue from contracts with customers

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

Contingencies

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

Adoption of amended accounting standards

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

Standard	Description	Impact

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)

In April 2022, IFRIC issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following:

•  an increase in Cash of $82 million with a corresponding decrease in Other current assets in the statement of financial position as at December 31, 2021

•  an increase in Capital expenditures and Other financing activities of ($15) million and $97 million, respectively, for the year ended December 31, 2021 in the statement of cash flows

•  no impact in the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

Future changes to accounting standards

The following amendments to standards issued by the IASB have an effective date after December 31, 2022 and have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

104      BCE INC. ANNUAL FINANCIAL REPORT 2022

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11	Non-GAAP financial measures, other financial
measures and key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;
•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.1  Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most comparable IFRS financial measures.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q4 2022	Q4 2021	2022	2021

Net earnings attributable to common shareholders	528	625	2,716	2,709

Reconciling items:

Severance, acquisition and other costs	19	63	94	209

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(27)	(57)	53	(278)

Net equity losses on investments in associates and joint ventures	–	35	42	49

Net losses (gains) on investments	29	6	(24)	6

Early debt redemption costs	–	–	18	53

Impairment of assets	150	30	279	197

Income taxes for the above reconciling items	(37)	(9)	(117)	(48)

NCI for the above reconciling items	(8)	(1)	(4)	(2)

Adjusted net earnings	654	692	3,057	2,895

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Adjusted net interest expense

The term adjusted net earnings does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net interest expense as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements.

We use adjusted net interest expense as a component in the calculation of the adjusted EBITDA to adjusted net interest expense ratio, which is a capital management measure. For further details on the adjusted EBITDA to adjusted net interest expense ratio, see section 11.4 – Capital management measures. We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

The most directly comparable IFRS financial measure is net interest expense. The following table is a reconciliation of net interest expense to adjusted net interest expense on a consolidated basis.

	2022	2021

Net interest expense	1,124	1,063

50% of net earnings attributable to preferred shareholders	76	66

Adjusted net interest expense	1,200	1,129

Available liquidity

The term available liquidity does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

In Q3 2022, we updated our definition of available liquidity to exclude amounts available under committed credit facilities that may only be used for a pre-determined purpose given that such amounts are not for general use by our businesses. This update was made subsequent to a new committed non-revolving credit facility entered into in Q3 2022 that must exclusively be used to partly fund the expansion of our broadband networks as part of government subsidy programs. See section 6.7, Liquidity for additional details. This change does not impact the available liquidity amounts previously presented.

We define available liquidity as cash, cash equivalents and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	December 31, 2022	December 31, 2021

Cash	99	289

Cash equivalents	50	–

Amounts available under our securitized receivables program (1)	700	400

Amounts available under our committed bank credit facilities (2)	2,651	2,789

Available liquidity	3,500	3,478

(1)

At December 31, 2022 and December 31, 2021, respectively, $700 million and $400 million was available under our securitized receivables program, under which we borrowed $1,173 million in U.S. dollars ($1,588 million in Canadian dollars) and $900 million in Canadian dollars as at December 31, 2022 and December 31, 2021, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At December 31, 2022 and December 31, 2021, respectively, $2,651 million and $2,789 million were available under our committed bank credit facilities, given outstanding commercial paper of $627 million in U.S. dollars ($849 million in Canadian dollars) and $561 million in U.S. dollars ($711 million in Canadian dollars) as at December 31, 2022 and December 31, 2021, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

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11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Free cash flow and excess free cash flow

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following tables provide reconciliations of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

		2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Cash flows from operating activities		8,365	2,056	1,996	2,597	1,716

Capital expenditures		(5,133)	(1,638)	(1,317)	(1,219)	(959)

Cash dividends paid on preferred shares		(136)	(42)	(27)	(34)	(33)

Cash dividends paid by subsidiaries to NCI		(39)	(3)	(11)	(14)	(11)

Acquisition and other costs paid		10	3	1	3	3

Free cash flow		3,067	376	642	1,333	716

Dividends paid on common shares		(3,312)	(839)	(839)	(839)	(795)

Excess free cash flow		(245)	(463)	(197)	494	(79)

	2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020

Cash flows from operating activities	8,008	1,743	1,774	2,499	1,992	7,754

Capital expenditures	(4,852)	(1,466)	(1,164)	(1,210)	(1,012)	(4,202)

Cash dividends paid on preferred shares	(125)	(32)	(31)	(31)	(31)	(132)

Cash dividends paid by subsidiaries to NCI	(86)	(45)	(13)	(15)	(13)	(53)

Acquisition and other costs paid	35	29	–	2	4	35

Cash from discontinued operations (included in cash flows from operating activities)	–	–	–	–	–	(54)

Free cash flow	2,980	229	566	1,245	940	3,348

Dividends paid on common shares	(3,132)	(795)	(793)	(791)	(753)	(2,975)

Excess free cash flow	(152)	(566)	(227)	454	187	373

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	December 31, 2022	December 31, 2021

Long-term debt	27,783	27,048

Debt due within one year	4,137	2,625

50% of preferred shares	1,935	2,002

Cash	(99)	(289)

Cash equivalents	(50)	–

Net debt	33,706	31,386

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11.2  Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 11.1, Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Dividend payout ratio

The term dividend payout ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 11.1, Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

11.3  Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following tables provide reconciliations of net earnings to adjusted EBITDA on a consolidated basis.

	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Net earnings	2,926	567	771	654	934

Severance, acquisition and other costs	94	19	22	40	13

Depreciation	3,660	922	914	933	891

Amortization	1,063	270	267	266	260

Finance costs

Interest expense	1,146	319	298	269	260

Net return on post-employment benefit plans	(51)	(13)	(13)	(7)	(18)

Impairment of assets	279	150	21	106	2

Other expense (income)	115	(19)	130	97	(93)

Income taxes	967	222	178	232	335

Adjusted EBITDA	10,199	2,437	2,588	2,590	2,584

108      BCE INC. ANNUAL FINANCIAL REPORT 2022

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

	2021	Q4 2021	Q3 2021	Q2 2021	Q1 2021	2020

Net earnings	2,892	658	813	734	687	2,473

Severance, acquisition and other costs	209	63	50	7	89	116

Depreciation	3,627	925	902	905	895	3,475

Amortization	982	251	245	248	238	929

Finance costs

Interest expense	1,082	275	272	268	267	1,110

Net interest on post-employment benefit plans	20	5	5	5	5	46

Impairment of assets	197	30	–	164	3	472

Other (income) expense	(160)	(26)	(35)	(91)	(8)	194

Income taxes	1,044	249	306	236	253	792

Adjusted EBITDA	9,893	2,430	2,558	2,476	2,429	9,607

11.4  Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Adjusted EBITDA to adjusted net interest expense ratio

The adjusted EBITDA to adjusted net interest expense ratio represents adjusted EBITDA divided by adjusted net interest expense. For the purposes of calculating our adjusted EBITDA to adjusted net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Adjusted net interest expense used in the calculation of the adjusted EBITDA to adjusted net interest expense ratio is a non-GAAP financial measure defined as twelve-month trailing net interest expense as shown in our consolidated statements of cash flows, plus 50% of twelve-month trailing net earnings attributable to preferred shareholders as shown in our consolidated income statements. For further details on adjusted net interest expense, see section 11.1, Non-GAAP financial measures.

We use, and believe that certain investors and analysts use, the adjusted EBITDA to adjusted net interest expense ratio, among other measures, to evaluate the financial health of the company.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 11.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11.5  Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.6  KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	Mobile phone blended ARPU is calculated by dividing wireless operating service revenues by the average mobile phone subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit	Mobile phone subscriber unit is comprised of a recurring revenue-generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue-generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

110      BCE INC. ANNUAL FINANCIAL REPORT 2022

12 MD&A Effectiveness of internal controls

12   Effectiveness of internal controls

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2022, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2022.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2022.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.